File Pursuant to Rule 424(b)(4)
Registration No. 333-141952

Prospectus

4,400,000 shares

Common stock

This is an initial public offering of common stock by Virtusa Corporation. No public market currently exists for our common stock. We are selling 4,400,000 shares of common stock.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “VRTU.”

	Per share	Total

Initial public offering price	$14.00	$61,600,000

Underwriting discounts and commissions	$0.98	$4,312,000

Proceeds to Virtusa, before expenses	$13.02	$57,288,000

We and certain of our existing stockholders have granted the underwriters an option for a period of 30 days to purchase up to 197,205 and 462,795 additional shares, respectively, of our common stock to cover over-allotments. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares on or about August 8, 2007.
JPMorgan
Bear, Stearns & Co. Inc.
Cowen and Company
William Blair & Company

August 2, 2007

One Global Team

Our Core Values

- **Pursuit of Excellence:** Expand the contours of what is possible
- **Integrity:** Be forthright and honest in all interactions
- **Respect:** Respect clients and fellow global team members
- **Leadership:** Inspire others through empowerment

The names Virtusa and Productization and our logo are trademarks or service marks of Virtusa Corporation. Other trademarks, trade names or service marks in this prospectus are the property of their respective owners.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors” on page 7 and our consolidated financial statements and related notes on page F-1, before making an investment decision. Unless the context otherwise requires, we use the terms “Virtusa,” “the company,” “we,” “us” and “our” and similar references in this prospectus to refer to Virtusa Corporation and its subsidiaries.

Our company

We are a global information technology services company. We use an offshore delivery model to provide a broad range of information technology, or IT, services, including IT consulting, technology implementation and application outsourcing. Using our enhanced global delivery model, innovative platforming approach and industry expertise, we provide cost-effective services that enable our clients to use IT to enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Headquartered in Massachusetts, we have offices in the United States and the United Kingdom and global delivery centers in Hyderabad and Chennai, India and Colombo, Sri Lanka. We have experienced compounded annual revenue growth of 50% over the five-year period ended March 31, 2007.

Our enhanced global delivery model leverages a highly-efficient onsite-to-offshore service delivery mix and proprietary tools and processes to manage and accelerate delivery, foster innovation and promote continual improvement. Our global service delivery teams work seamlessly at our client locations and at our global delivery centers in India and Sri Lanka to provide value-added services rapidly and cost-effectively. They do this by using our enhanced global delivery model, which we manage to a 20/80 onsite-to-offshore service delivery mix.

We apply our innovative platforming approach across all of our services. We help our clients combine common business processes and rules, technology frameworks and data into reusable application platforms that can be leveraged across the enterprise to build, enhance and maintain existing and future applications. Our platforming approach enables our clients to continually enhance their software platforms and applications in response to changing business needs and evolving technologies while also realizing long-term and ongoing cost savings.

We provide our IT services primarily to enterprises engaged in the following industries: communications and technology; banking, financial services and insurance; and media and information. Our current clients include leading global enterprises such as Aetna Life Insurance Company, British Telecommunications plc, ING North America Insurance Corporation, International Business Machines Corporation, Iron Mountain Information Management, Inc., JPMorgan Chase Bank, N.A. and Thomson Healthcare Inc., and leading enterprise software developers such as Pegasystems Inc. and Vignette Corporation. We have a high level of repeat business among our clients. For instance, during the fiscal year ended March 31, 2007, 97% of our revenue came from clients to whom we had been providing services for at least one year and 84% came from clients to whom we had been providing services for at least two years. Our top ten clients accounted for approximately 65%, 62% and 72% of our total revenue in the fiscal years ended March 31, 2005, 2006 and 2007, respectively. At March 31, 2007, we had 3,576 employees, or team members, and for the fiscal year ended March 31, 2007, we had revenue of $124.7 million and income from operations of $14.2 million.

Market opportunity

The role of IT in enterprises has grown far beyond operational support to become a source of competitive advantage. Leading enterprises are using IT to accelerate time-to-market, increase productivity and improve customer service. Business and IT leaders recognize that delivering these benefits cost-effectively is vital to the success of their enterprises.

Many enterprises increasingly manage their technology costs and resource constraints by outsourcing IT services offshore. According to a 2006 IDC report, 20.8% of U.S. IT services, including application management, custom application development, IT consulting, information systems outsourcing, systems integration and other related activities, will move to offshore players by 2010. A 2005 NASSCOM-McKinsey report estimates that global offshore IT services adoption will grow at a compounded annual growth rate of 24.4%, from $18.4 billion for the 12 months ended March 31, 2005 to $55.0 billion for the 12 months ending March 31, 2010.

Engaging offshore IT service providers to improve business performance, beyond reducing costs, can be challenging. The rate of technological change, the impact of mergers and acquisitions and a historical approach to building and managing stand-alone, legacy IT systems and applications have led to fragmented IT environments, which are complex, inefficient and costly to maintain and operate. We believe enterprises seek service providers that can cost-effectively address this range of complex challenges.

Our solution

Our broad range of IT services, enhanced global delivery model and innovative platforming approach enable us to deliver IT solutions to our clients that enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Our enhanced global delivery model enables us to deliver IT services cost-effectively. We reduce the effort and costs required to maintain and develop IT applications on an ongoing basis by streamlining and consolidating our clients’ applications. We believe that our solution provides our clients with the consultative and high-value services associated with large consulting and systems integration firms, the cost-effectiveness associated with offshore IT outsourcing firms and the ability to streamline and continually improve their software platforms and applications.

Our growth strategy

Key elements of our growth strategy include:

Deepen and grow our client base. We seek to deepen and broaden our existing client relationships and grow our client base. We focus on expanding existing client relationships and converting new engagements to long-term relationships. For example, in March 2007, British Telecommunications plc entered into a five-year IT services agreement with us and also purchased, through a wholly-owned subsidiary, 918,807 shares of our common stock. We also have a dedicated business development team focused on generating engagements with new clients.

Expand our service offerings. We seek to create new and innovative service offerings by analyzing emerging technologies and industry trends and changing client needs. Our industry solution teams work closely with our marketing group, industry and technology practice groups and research and development teams to develop new, highly-differentiated services.

Deepen and expand our industry expertise. We seek to deepen our existing industry expertise and to develop expertise in new industries. We plan to extend our domain expertise beyond those industries that we currently serve to adjacent industries, where we can directly leverage existing in-house skills, experience and client relationships.

Strengthen our brand. We seek to enhance our profile and brand equity to help us acquire new clients, enhance our existing client relationships and attract and retain talented team members. We believe our platforming approach to IT services positions us as a thought leader with clients and enables us to attract and retain talented team members.

Develop new strategic alliances. We seek to strengthen our existing strategic alliances and build new ones. We intend to leverage our strategic alliances to win new clients, extend our services to existing clients and enter new geographic or industry markets. We believe that some of these alliances with software company clients enable us to compete more effectively for the technology implementation and support services required by our clients’ customers.

Risks affecting us

Our business is subject to numerous risks, as more fully described under “Risk factors” beginning on page 7, which you should carefully consider prior to deciding whether to invest in our common stock. For example:

•	our revenue is highly dependent on a small number of clients and the loss of any one of our major clients could significantly harm our results of operations and financial condition

•	the IT services market is highly competitive and our competitors may have advantages that may allow them to compete more effectively than we do to secure client contracts and attract skilled IT professionals

•	if we cannot attract and retain highly-skilled IT professionals, our ability to obtain, manage and staff new projects and continue to expand existing projects may result in loss of revenue and an inability to expand our business

•	our quarterly financial position, revenue, operating results and profitability are difficult to predict and may vary from quarter to quarter, which could cause our share price to decline significantly

Our corporate information

We were originally incorporated in Massachusetts in November 1996 as Technology Providers, Inc. We reincorporated in Delaware as eRunway, Inc. in May 2000 and subsequently changed our name to Virtusa Corporation in April 2002. Our principal executive offices are located at 2000 West Park Drive, Westborough, Massachusetts 01581, and our telephone number at this location is (508) 389-7300. Our website address is www.virtusa.com. We have included our website address as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of this prospectus.

The offering

Common stock offered by us	4,400,000 shares

Common stock to be outstanding after this offering	22,826,867 shares

Use of proceeds	We expect to use approximately $30 million of the net proceeds from this offering to fund the construction and build-out of a new facility on our planned campus in Hyderabad, India. The balance of the net proceeds will be used for working capital and other general corporate purposes, including to finance the expansion of our global delivery centers in Chennai, India and Colombo, Sri Lanka, the hiring of additional personnel, sales and marketing activities, capital expenditures, the costs of operating as a public company and possible strategic alliances or acquisitions. See “Use of proceeds.”

Over-allotment option	The underwriters have an option for a period of up to 30 days to purchase from us and the selling stockholders up to 197,205 additional shares and 462,795 additional shares, respectively, of common stock to cover over-allotments.

Risk factors	See “Risk factors” and other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	VRTU

The number of shares of our common stock to be outstanding after this offering is based on 18,426,867 shares outstanding as of March 31, 2007 and excludes:

•	3,211,458 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $3.53 per share

•	196,241 shares of common stock issuable after this offering upon the exercise of stock appreciation rights outstanding as of March 31, 2007, reduced by the weighted average exercise price of $4.04 per stock appreciation right

•	700,940 shares of common stock reserved as of March 31, 2007 for future issuance under our incentive plans

•	37,342 shares of common stock issuable upon the exercise of warrants that will remain outstanding after this offering, at an exercise price of $4.82 per share

Unless otherwise noted, all information in this prospectus reflects and assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into 11,425,786 shares of common stock upon the closing of this offering

•	a one-for-3.13 reverse stock split of our outstanding common stock that was effected on July 18, 2007

•	the filing of our seventh amended and restated certificate of incorporation and the adoption of our amended and restated by-laws in connection with this offering

•	no exercise of the outstanding options, stock appreciation rights or warrants described above since March 31, 2007

•	no exercise by the underwriters of their option to purchase up to 660,000 additional shares of common stock from us and the selling stockholders to cover over-allotments

Summary consolidated financial information

The table below sets forth summary financial data for the periods indicated. The consolidated statement of operations data have been derived from the audited consolidated financial statements of Virtusa for the three fiscal years ended March 31, 2007, included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2007, have been derived from the audited consolidated financial statements of Virtusa included elsewhere in this prospectus. It is important that you read this information together with “Management’s discussion and analysis of financial condition and results of operations” on page 41, and our consolidated financial statements and related notes on page F-1. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Consolidated statement of operations data

	Fiscal year ended March 31,
(In thousands, except share and per share amounts)	2005	2006	2007

Revenue	$60,484	$76,935	$124,660
Costs of revenue	31,813	43,417	68,031

Gross profit	28,671	33,518	56,629
Operating expenses	27,838	32,925	42,478

Income from operations	833	593	14,151
Other income	376	1,564	1,209

Income before income tax expense	1,209	2,157	15,360
Income tax expense (benefit)	99	176	(3,630)

Net income	$1,110	$1,981	$ 18,990
Net income per share of common stock
Basic	$0.07	$0.12	$ 1.09
Diluted	$0.06	$0.11	$ 1.03

Pro forma net income per share of common stock(1)
Basic			$ 1.09

Diluted			$ 1.03

Pro forma weighted average number of common shares outstanding(1)
Basic			17,431,405

Diluted			18,351,161

(1)	On a pro forma basis to give effect to the conversion of all of our shares of preferred stock outstanding as of March 31, 2007 into 11,425,786 shares of common stock upon the completion of this offering

Consolidated balance sheet data

	March 31, 2007
			Pro forma
(In thousands)	Actual	Pro forma(1)	as adjusted(2)

Cash and cash equivalents	$45,079	$45,079	$98,167
Working capital	67,082	67,082	120,170
Total assets	99,319	99,319	152,407
Redeemable convertible preferred stock	60,862	—	—
Total stockholders’ equity	19,259	80,121	133,209

(1)	On a pro forma basis to give effect to the conversion of all of our shares of preferred stock outstanding as of March 31, 2007 into 11,425,786 shares of common stock upon the completion of this offering.

(2)	On a pro forma as adjusted basis to give effect to the sale of shares of common stock in this offering at the initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline and you may lose part or all of your investment.

Risks relating to our business

Our revenue is highly dependent on a small number of clients and the loss of any one of our major clients could significantly harm our results of operations and financial condition.

We have historically earned and believe that over the next few years we will continue to earn, a significant portion of our revenue from a limited number of clients. For instance, we generated approximately 45%, 43% and 49% of our revenue in our fiscal years ended March 31, 2005, 2006 and 2007, respectively, from our top five clients during those periods. For the fiscal year ended March 31, 2007, British Telecommunications plc, or BT, our largest client, accounted for 23% of our revenue; no other customer accounted for 10% of our revenue in that year. During the fiscal years ended March 31, 2006 and 2007, 91% and 97% of our revenue, respectively came from clients to whom we had been providing services for at least one year and 68% and 84%, respectively, came from clients to whom we had been providing services for at least two years. The loss of any one of our major clients could reduce our revenue or delay our recognition of revenue, harm our reputation in the industry and reduce our ability to accurately predict cash flow. For example, a major client terminated our service engagements within the fourth quarter of fiscal year 2005, and that termination negatively affected our results of operations for the fourth quarter of fiscal year 2005 and the first quarter of fiscal year 2006. The loss of any one of our major clients could also adversely affect our gross profit and utilization as we seek to redeploy resources previously dedicated to that client. Further, the loss of any one of our major clients has required, and could in the future require, us to initiate involuntary attrition. This could have a material adverse effect on our attrition rate and make it more difficult for us to attract and retain IT professionals in the future. We may not be able to maintain our client relationships and our clients may not renew their agreements with us, in which case, our business, financial condition and results of operations would be adversely affected. In addition, although we have recently entered into a five-year IT services agreement with BT that is premised upon minimum aggregate expenditures by BT of approximately $200 million over the term of the agreement, there can be no assurance that we will realize the full amount of those expenditures or that the agreement will not be terminated prior to the end of its term.

In addition, this client concentration may subject us to perceived or actual leverage that our clients may have given their relative size and importance to us. If our clients seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our client base, our future success will significantly depend upon the timing and volume of business from our largest clients and the financial and operational success of these clients. If we were to lose one of our major clients or have a major client cancel substantial projects or otherwise significantly reduce its volume of business with us, our revenue and profitability would be materially reduced and our business would be seriously harmed.

The IT services market is highly competitive and our competitors may have advantages that may allow them to compete more effectively than we do to secure client contracts and attract skilled IT professionals.

The IT services market in which we operate includes a large number of participants and is highly competitive. Our primary competitors include:

•	offshore IT outsourcing firms

•	consulting and systems integration firms

We also occasionally compete with in-house IT departments, smaller vertically-focused IT service providers and local IT service providers based in the geographic areas where we compete. We expect additional competition from offshore IT outsourcing firms in emerging locations such as Eastern Europe, Latin America and China, as well as offshore IT service providers with facilities in less expensive geographies within India.

The IT services industry in which we compete is experiencing rapid changes in its competitive landscape. Some of the large consulting firms and offshore IT service providers that we compete with have significant resources and financial capabilities combined with a greater number of IT professionals. Many of our competitors are significantly larger and some have gained access to public and private capital or have merged or consolidated with better capitalized partners, which has created and may in the future create, larger and better capitalized competitors. These competitors may have superior abilities to compete for market share and for our existing and prospective clients. Our competitors may be better able to use significant economic incentives, such as lower billing rates, to secure contracts with our existing and prospective clients. These competitors may also be better able to compete for and retain skilled professionals by offering them more attractive compensation or other incentives. These factors may allow these competitors to have advantages over us to meet client demands in an engagement for large numbers and varied types of resources with specific experience or skill-sets that we may not have readily available in the short- or long-term. We cannot assure you that we can maintain or enhance our competitive position against current and future competitors. Our failure to compete effectively could have a material adverse effect on our business, financial condition or results of operations.

If we cannot attract and retain highly-skilled IT professionals, our ability to obtain, manage and staff new projects and continue to expand existing projects may result in loss of revenue and an inability to expand our business.

Our ability to execute and expand existing projects and obtain new clients depends largely on our ability to hire, train and retain highly-skilled IT professionals, particularly project managers, IT engineers and other senior technical personnel. If we cannot hire and retain such additional qualified personnel, our ability to obtain, manage and staff new projects and to expand, manage and staff existing projects, may be impaired. We may then lose revenue and our ability to expand our business may be harmed. There is intense worldwide competition for IT professionals with the skills necessary to perform the services we offer. We and the industry in which we operate generally experience high employee attrition. According to a survey of Indian companies conducted by Hewitt Associates, a human resources consulting firm, the attrition rate in 2006 for respondents was approximately 19.0%. Given our recent significant growth and strong demand for IT professionals from our competitors, we cannot assure you that we will be able to hire or retain the number of technical personnel necessary to satisfy our current and future client needs. We also may not be able to hire and retain enough skilled and experienced IT professionals to replace those who leave. Additionally, if we have to replace personnel who have left our company, we will incur increased costs not only in hiring replacements but also in training such replacements until they can become productive and billable to our clients. In addition, we may not be able to redeploy and retrain our IT professionals in anticipation of continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain IT professionals could have a material adverse effect on our business, operating results and financial condition.

Our quarterly financial position, revenue, operating results and profitability are difficult to predict and may vary from quarter to quarter, which could cause our share price to decline significantly.

Our quarterly revenue, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter in the future. For example, our quarterly results ranged from an operating loss of $0.6 million for the quarter ended September 30, 2005 to operating income of $1.3 million for the quarter ended December 31, 2005. The factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of IT projects in which we are engaged

•	delays in project commencement or staffing delays due to immigration issues or assignment of appropriately skilled or experienced personnel

•	the accuracy of estimates of resources, time and fees required to complete fixed-price projects and costs incurred in the performance of each project

•	changes in pricing in response to client demand and competitive pressures

•	the mix of onsite and offshore staffing

•	the mix of leadership and senior technical resources to junior engineering resources staffed on each project

•	our ability to have the client reimburse us for travel and living expenses, especially the airfare and related expenses of our Indian and Sri Lankan offshore personnel traveling and working onsite in the United States or the United Kingdom

•	seasonal trends, primarily our hiring cycle and the budget and work cycles of our clients

•	the ratio of fixed-price contracts to time-and-materials contracts in process

•	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases, particularly in India and Sri Lanka

•	unexpected changes in the utilization rate of our IT professionals

•	unanticipated contract or project terminations

•	the timing of collection of accounts receivable

•	the continuing financial stability of our clients

•	general economic conditions

As a result, our revenue and our operating results for a particular period are difficult to predict and may decline in comparison to corresponding prior periods regardless of the strength of our business. Our future revenue is also difficult to predict because we derive a substantial portion of our revenue from fees for services generated from short-term contracts that may be terminated or delayed by our clients without penalty. In addition, a high percentage of our operating expenses, particularly related to personnel and facilities, are relatively fixed in advance of any particular quarter and are based, in part, on our expectations as to future revenue. If we are unable to predict the timing or amounts of future revenue accurately, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall and fail to meet our forecasts. Unexpected revenue shortfalls may also decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. As a result, and in addition to the factors listed above, any of the following factors could have a significant and adverse impact on our operating results, could result in a shortfall of revenue and could result in losses to us:

•	a client’s decision not to pursue a new project or proceed to succeeding stages of a current project

•	the completion during a quarter of several major client projects could require us to pay underutilized employees in subsequent periods

•	adverse business decisions of our clients regarding the use of our services

•	our inability to transition employees quickly from completed projects to new engagements

•	our inability to manage costs, including personnel, infrastructure, facility and support services costs

•	exchange rate fluctuations

Due to the foregoing factors, it is possible that in some future periods our revenue and operating results may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time and our business, financial condition and results of operations would be adversely affected.

The loss of key members of our senior management team may prevent us from executing our business strategy.

Our future success depends to a significant extent on the continued service and performance of key members of our senior management team. Our growth and success depends to a significant extent on our ability to retain Kris Canekeratne, our chief executive officer, who is a founder of our company and has led the growth, operation, culture and strategic direction of our business since its inception. The loss of his services or the services of other key members of our senior management could seriously harm our ability to execute our business strategy. Although we have entered into agreements with our executive officers providing for severance and change in control benefits to them, our executive officers or other key employees could terminate their employment with us at any time. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for key employees. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. We do not maintain key man life insurance on any of our employees other than Kris Canekeratne.

We may lose revenue if our clients terminate or delay their contracts with us.

Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Many of our contracts for services have terms of less than 12 months and permit our clients to terminate our engagement on prior written notice of 90 days or less for convenience, and without termination-related penalties. Further, many large client projects typically involve multiple independently defined stages, and clients may choose not to retain us for additional stages of a project or cancel or delay their start dates. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, including:

•	client financial difficulties

•	a change in a client’s strategic priorities, resulting in a reduced level of IT spending

•	a client’s demand for price reductions

•	a change in a client’s outsourcing strategy that shifts work to in-house IT departments or to our competitors

•	replacement by our client of existing software to packaged software supported by licensors

If our contracts were terminated early or materially delayed, our business and operating results could be materially harmed and the value of our common stock could be impaired. Unexpected terminations, cancellation or delays in our client engagements could also result in increased operating expenses as we transition our employees to other engagements.

We may incur liability as a result of our failure to register under the Securities Exchange Act of 1934 between 2003 and 2005 when we had more than 500 option holders.

Our historical policy was generally to grant stock options to all of our team members worldwide. Section 12(g) of the Securities Exchange Act of 1934, or the Exchange Act, requires that companies with more than $10 million in assets and 500 or more equity security holders at any fiscal year-end register as a reporting company. During our fiscal year ended March 31, 2003, we experienced significant growth in our team member headcount and, as a result, we had granted stock options to more than 500 persons as of March 31, 2003. Accordingly, we may have been required to file a registration statement on Form 10 by July 29, 2003. We did not discover that we may have been obligated to file a Form 10 under Section 12(g) of the Exchange Act until February 2004 as part of the due diligence activities conducted in connection with our Series D convertible participating preferred stock financing. As a result, we did not register our options on Form 10 by July 29, 2003. In July 2005, after conducting extensive research regarding our potential alternatives, we unilaterally terminated certain of our stock options to reduce the number of our option holders to fewer than 300, which would have permitted us to terminate any Section 12(g) registration. Although we will register as a reporting company under the Exchange Act in connection with this offering, our failure to register under Section 12(g) of the Exchange Act as a result of having 500 or more option holders between 2003 and 2005 could subject us and our officers and directors to an enforcement action brought by the Securities and Exchange Commission and to fines and penalties. In addition, the SEC could require us to prepare and file a registration statement on Form 10 and all periodic reports that we would have been required to file as a reporting company had we registered in fiscal 2004. Preparing and filing these reports at this time would be costly and time-consuming and could distract our management from our operations, which could negatively affect our business. It could also cause us to be perceived adversely by the investment community and cause our stock price to decline. In addition, our failure to file required Exchange Act reports could give rise to actions by federal regulators, or to potential claims by current or former option holders and stockholders based on the assertion that such holders were harmed by the absence of such public reports. If any such claim or action is asserted, we could incur expenses and management’s attention would be diverted in defending the claim or action.

We may incur liability to certain option holders as a result of our failure to register under the Exchange Act.

We may have been required to register as a reporting company under the Exchange Act as a result of having more than 500 option holders as of March 31, 2003, which would have required us to file a registration statement on Form 10 by July 29, 2003. Upon the effectiveness of such Form 10 registration statement, we would have been required to file periodic reports with the Securities and Exchange Commission. We reduced the number of our option holders to fewer than 300 in July 2005, which would have permitted us to terminate any such registration. The exemption from registration under Rule 701 of the Securities Act may not have been available during the intervening period, and grants of certain options under our stock option plan between August 12, 2003 and December 28, 2004 may not have been otherwise exempt from registration or qualification under federal and state securities laws. In particular, grants to 15 newly-hired, U.S.-based employees of stock options for an aggregate of 101,750 shares of common stock with an aggregate exercise price of $462,558 and a weighted average exercise price of $4.55 per share may not have been exempt from registration or qualification under federal and state securities laws. Although we believe that those option grants were made pursuant to valid exemptions from the registration requirements of the Securities Act of 1933, or the Securities Act, the holders of those options could nonetheless assert that they have rescission rights. If we are required, or elect, to make rescission offers to the holders of those options and such offers are accepted, we could be required to make payments to those holders equal to the value of the options plus statutory interest. Moreover, our financial exposure could be higher if so determined by the courts or regulators.

We may face damage to our professional reputation if our services do not meet our clients’ expectations.

Many of our projects involve technology applications or systems that are critical to the operations of our clients’ businesses and handle very large volumes of transactions. If we fail to perform our services correctly, we may be unable to deliver applications or systems to our clients with the promised functionality or within the promised time frame, or to satisfy the required service levels for support and maintenance. If a client is not satisfied with our services or products, including those of subcontractors we employ, our business may suffer. Moreover, if we fail to meet our contractual obligations, our clients may terminate their contracts and we could face legal liabilities and increased costs, including warranty claims against us. Any failure in a client’s project could result in a claim for substantial damages, non-payment of outstanding invoices, loss of future business with such client and increased costs due to non-billable time of our resources dedicated to address any performance or client satisfaction issues, regardless of our responsibility for such failure.

We may not be able to continue to maintain or increase our profitability and our recent growth rates may not be indicative of our future growth.

We have been consistently profitable only since the quarter ended December 31, 2005. We may not succeed in maintaining our profitability and could incur losses in future periods. We expect to incur additional operating expenses associated with being a public company and we intend to continue to increase our operating expenses, including stock-based compensation, in all areas as we grow our business. If we experience declines in demand or declines in pricing for our services, or if wages in India or Sri Lanka increase at a faster rate than in the United States and the United Kingdom, we will be faced with continued growing costs for our IT professionals, including wage increases. We also expect to continue to make investments in infrastructure, facilities, sales and marketing and other resources as we expand our operations, thus incurring additional costs. If our revenue does not increase to offset these increases in costs or operating expenses, our operating results would be negatively affected. In fact, in future quarters we may not have any revenue growth and our revenue and net income could decline. You should not consider our historic revenue and net income growth rates as indicative of future growth rates. Accordingly, we cannot assure you that we will be able to maintain or increase our profitability in the future.

A significant or prolonged economic downturn in the IT services industry may result in our clients reducing or postponing spending on the services we offer.

Our revenue is dependent on entering into large contracts for our services with a limited number of clients each year. Because we are not the exclusive IT service provider for our clients, the volume of work that we perform for any specific client is likely to vary from year to year. There are a number of factors, other than our performance, that could affect the size, frequency and renewal rates of our client contracts. For instance, if economic conditions weaken in the IT services industry, our clients may reduce or postpone their IT spending significantly which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. As a way of dealing with a challenging economic environment, clients may change their outsourcing strategy by performing more work in-house or replacing their existing software with packaged software supported by the licensor. The loss of, or any significant decline in business from, one or more of our major clients likely would lead to a significant decline in our revenue and operating margins, particularly if we are unable to make corresponding reductions in our expenses in the event of any such loss or decline. Moreover, a significant change in the liquidity or financial position of any of these clients could have a material adverse effect on the collectability of our accounts receivable, liquidity and future operating results.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States or the United Kingdom, which could result in lost revenue and delays in client engagements and otherwise adversely affect our ability to meet our growth and revenue projections.

The vast majority of our employees are Indian and Sri Lankan nationals. The ability of our IT professionals to work in the United States, the United Kingdom and other countries depends on the ability to obtain the necessary visas and entry permits. In recent years, the United States has increased the level of scrutiny in granting H-1B, L-1 and ordinary business visas. In response to terrorist attacks and global unrest, U.S. and U.K. immigration authorities, as well as other countries, have not only increased the level of scrutiny in granting visas, but have also introduced new security procedures, which include extensive background checks, personal interviews and the use of biometrics, as conditions to granting visas and work permits. A number of European countries are considering changes in immigration policies as well. The inability of key project personnel to obtain necessary visas or work permits could delay or prevent our fulfillment of client projects, which could hamper our growth and cause our revenue to decline. These restrictions and additional procedures may delay, or even prevent, the issuance of a visa or work permit to our IT professionals and affect our ability to staff projects in a timely manner. Any delays in staffing a project can result in project postponement, delays or cancellation, which could result in lost revenue and decreased profitability and have a material adverse effect on our business, revenue, profitability and utilization rates.

Immigration laws in countries in which we seek to obtain visas or work permits may require us to meet certain other legal requirements as conditions to obtaining or maintaining entry visas. These immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. Our reliance on work visas and work permits for a significant number of our IT professionals makes us particularly vulnerable to such changes and variations, particularly in the United States and the United Kingdom, because these immigration and legislative changes affect our ability to staff projects with IT professionals who are not citizens of the country where the onsite work is to be performed. We may not be able to obtain a sufficient number of visas for our IT professionals or may encounter delays or additional costs in obtaining or maintaining such visas. To the extent we experience delays due to such immigration restrictions, we may encounter client dissatisfaction, project and staffing delays in new and existing engagements, project cancellations, higher project costs and loss of revenue, resulting in decreases in profits and a material adverse effect on our business, results of operations, financial condition and cash flows.

Our management has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

We have never operated as a public company. The individuals who constitute our management team have limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. Our management team and other personnel will need to devote a substantial amount of time to these new compliance initiatives and we may not successfully or efficiently manage our transition into a public company. In particular, these new obligations will require substantial attention from our senior management and divert its attention away from the day-to-day management of our business, which could materially and adversely affect our business operations.

In addition, the Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. To comply with Section 404, we will incur substantial accounting expense and expend significant management time. Compared to many newly-public companies, the scale of our organization and our significant foreign operations may make it more difficult to comply with Section 404 in a timely manner. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources. In addition, because effective internal controls are necessary for us to produce reliable financial reports and prevent fraud, our failure to satisfy the requirements of Section 404 could harm investor confidence in the reliability of our financial statements, which could harm our business and the trading price of our common stock.

We may be required to spend substantial time and expense before we can recognize revenue, if any, from a client contract.

The period between our initial contact with a potential client and the execution of a client contract for our services is lengthy, and can extend over one or more fiscal quarters. To sell our services successfully and obtain an executed client contract, we generally have to educate our potential clients about the use and benefits of our services, which can require significant time, expense and capital without the ability to realize revenue, if any. If our sales cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our revenue, and hinder our revenue growth. Furthermore, a delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement or to complete certain contract requirements in a particular quarter, could reduce our revenue in that quarter. These delays or failures can cause our gross margin and profitability to fluctuate significantly from quarter to quarter. Overall, any significant failure to generate revenue or delays in recognizing revenue after incurring costs related to our sales or services process could have a material adverse effect on our business, financial condition and results of operations.

We are investing substantial cash in new facilities and our profitability could be reduced if our business does not grow proportionately.

We currently plan to spend approximately $30 million of the net proceeds of this offering over the next three fiscal years in connection with the construction and build-out of a facility on our planned campus in Hyderabad, India. We also intend to make increased investments to expand our existing global delivery centers or procure additional capacity and facilities in Chennai, India and Colombo, Sri Lanka. We may face cost overruns and project delays in connection with these facilities or other facilities we may construct or seek to lease in the future. Such delays may also cause us to incur additional leasing costs to extend the terms of existing facility leases or to enter into new short-term leases if we cannot move into the new facilities in a timely manner. Such expansion may also significantly increase our fixed costs. If we are unable to expand our business and revenue proportionately, our profitability will be reduced.

We may not be able to recognize revenue in the period in which our services are performed, which may cause our margins to fluctuate.

Our services are performed under both time-and-material and fixed-price arrangements. All revenue is recognized pursuant to applicable accounting standards. These standards require us to recognize revenue once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. If we perform our services prior to the time when we are able to recognize the associated revenue, our margins may fluctuate significantly from quarter to quarter.

Additionally, payment of our fees on fixed-price contracts are based on our ability to provide deliverables on certain dates or meet certain defined milestones. Our failure to produce the deliverables or meet the project milestones in accordance with agreed upon specifications or timelines, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which the milestone is met.

Our inability to manage to a desired onsite-to-offshore service delivery mix may negatively affect our gross margins and costs and our ability to offer competitive pricing.

We may not succeed in maintaining or increasing our profitability and could incur losses in future periods if we are not able to manage to a desired onsite-to-offshore service delivery mix. To the extent that our engagements involve an increasing number of consulting, production support, software package implementation or other services typically requiring a higher percentage of onsite resources, we may not be able to manage to our desired service delivery mix. Additionally, other factors like client constraint or preferences or our inability to manage engagements effectively with limited resources onsite may result in a higher percentage of onsite resources than our desired service delivery mix. Accordingly, we cannot assure you that we will be able to manage to our desired onsite-to-offshore service delivery mix. If we are unable to manage to our targeted service delivery mix, our gross margins may decline and our profitability may be reduced. Additionally, our costs will increase and we may not be able to offer competitive pricing to our clients.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in India, Sri Lanka and the United Kingdom and we serve clients across Europe, North America and Asia. For the fiscal years ended March 31, 2006 and 2007, revenue generated outside of the United States accounted for 14% and 26% of total revenue, respectively. Our corporate structure also spans multiple jurisdictions, with our parent company incorporated in Delaware and operating subsidiaries organized in India, Sri Lanka and the United Kingdom. As a result, our international revenue and operations are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the U.S. dollar and the U.K. pound sterling (in which our revenue is principally denominated) and the Indian and Sri Lankan rupees (in which a significant portion of our costs are denominated)

•	legal uncertainty owing to the overlap of different legal regimes and problems in asserting contractual or other rights across international borders, including compliance with local laws of which we may be unaware

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate, potential tariffs and other trade barriers

•	difficulties in staffing, managing and supporting operations in multiple countries

•	potential fluctuations in foreign economies

•	unexpected changes in regulatory requirements

•	government currency control and restrictions on repatriation of earnings

•	the burden and expense of complying with the laws and regulations of various jurisdictions

•	domestic and international economic or political changes, hostilities, terrorist attacks and other acts of violence or war

•	earthquakes, tsunamis and other natural disasters in regions where we currently operate or may operate in the future

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our services, the cancellation or delay of client contracts, threats to our intellectual property, difficulty in collecting receivables and a higher cost of doing business, any of which could negatively affect our business, financial condition or results of operations.

If we fail to manage our rapid growth effectively, we may not be able to obtain, develop or implement new systems, infrastructure, procedures and controls that are required to support our operations, maintain cost controls, market our services and manage our relationships with our clients.

We have experienced rapid growth in recent periods. From March 31, 2005 to March 31, 2007, the number of our team members increased from 2,251 to 3,576. We expect that we will continue to grow and our anticipated growth could place a significant strain on our ability to:

•	recruit, hire, train, motivate and retain highly-skilled IT services and management personnel

•	adequately and timely staff personnel at client locations in the United States and Europe due to increasing immigration and related visa restrictions and intense competition to hire and retain these skilled IT professionals

•	adhere to our global delivery process and execution standards

•	maintain and manage costs to correspond with timeliness of revenue recognition

•	develop and improve our internal administrative infrastructure, including our financial, operational and communication systems, processes and controls

•	provide sufficient operational facilities and offshore global delivery centers to accommodate and satisfy the capacity needs of our growing workforce on reasonable commercial terms, or at all, whether by leasing, buying or building suitable real estate

•	preserve our corporate culture, values and entrepreneurial environment

•	maintain high levels of client satisfaction

To manage this anticipated future growth effectively, we must continue to maintain and may need to enhance, our IT infrastructure, financial and accounting systems and controls and manage expanded operations in several locations. We also must attract, integrate, train and retain qualified personnel, especially in the areas of accounting, internal audit and financial disclosure. Further, we will need to manage our relationships with various clients, vendors and other third parties. We may not be able to develop and implement, on a timely basis, if at all, the systems, infrastructure procedures and controls required to support our operations. Additionally some factors, like changes in immigration laws or visa processing restrictions that limit our ability to engage offshore resources at client locations in the United States or the United Kingdom, are outside of our control. Our future operating results will also depend on our ability to develop and maintain a successful sales organization despite our rapid growth. If we are unable to manage our growth, our operating results could fluctuate from quarter to quarter and our financial condition could be materially adversely affected.

Unexpected costs or delays could make our contracts unprofitable.

When making proposals for engagements, we estimate the costs and timing for completion of the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies, staffing of resources, complexities of the engagement and costs. The profitability of our engagements, and in particular our fixed-price contracts, are adversely affected by increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, which could make these contracts less profitable or unprofitable. The occurrence of any of these costs or delays could result in an unprofitable engagement or litigation.

Currency exchange rate fluctuations may negatively affect our operating results.

The exchange rates among the Indian and Sri Lankan rupees and the U.S. dollar and the U.K. pound sterling have changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenue will continue to be generated in the U.S. dollar and U.K. pound sterling for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian and Sri Lankan rupees. Accordingly, any material appreciation of the Indian rupee or the Sri Lankan rupee against the U.S. dollar or U.K. pound sterling could have a material adverse effect on our cost of services, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. In this regard, the exchange rate for the Indian rupee to the U.S. dollar and U.K. pound sterling decreased from 43.4417 and 85.2552 on March 31, 2007 to 40.7350 and 81.6301 on June 30, 2007, respectively. The appreciation of the Indian rupee against the U.S. dollar and U.K. pound sterling since March 31, 2007 has had a negative impact on our earnings and margins, and any continued appreciation is likely to have a negative impact on future earnings and margins.

We may face liability if we inappropriately disclose confidential client information.

In the course of providing services to our clients, we may have access to confidential client information. We are bound by certain agreements to use and disclose this information in a manner consistent with the privacy standards under regulations applicable to our clients.

Although these privacy standards may not apply directly to us, if any person, including an employee of ours, misappropriates client confidential information, or if client confidential information is inappropriately disclosed due to a breach of our computer systems, system failures or otherwise, we may have substantial liabilities to our clients or our clients’ customers. In addition, in the event of any breach or alleged breach of our confidentiality agreements with our clients, these clients may terminate their engagements with us or sue us for breach of contract, resulting in the associated loss of revenue and increased costs. We may also be subject to civil or criminal liability if we are deemed to have violated applicable regulations. We cannot assure you that we will adequately address the risks created by the regulations to which we may be contractually obligated to abide.

We will incur significant increased costs as a result of being a public company.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we do not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and the NASDAQ Stock Market, has imposed various requirements on public companies, including changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to obtain directors and officers insurance.

Our failure to anticipate rapid changes in technology may negatively affect demand for our services in the marketplace.

Our success will depend, in part, on our ability to develop and implement business and technology solutions that anticipate rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, which may negatively affect demand for our solutions in the marketplace. Also, if our competitors respond faster than we do to changes in technology, industry standards and client preferences, we may lose business and our services may become less competitive or obsolete. Any one or a combination of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

Interruptions or delays in service from our third-party providers could impair our global delivery model, which could result in client dissatisfaction and a reduction of our revenue.

We depend upon third parties to provide a high speed network of active voice and data communications 24 hours per day and various satellite and optical links between our global delivery centers and our clients. Consequently, the occurrence of a natural disaster or other unanticipated problems with the equipment or at the facilities of these third-party providers could result in unanticipated interruptions in the delivery of our services. For example, we may not be able to maintain active voice and data communications between our global delivery centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant loss in our ability to communicate or any impediments to any IT professional’s ability to provide services to our clients could result in a disruption to our business, which could hinder our performance or our ability to complete client projects in a timely manner. This, in turn, could lead to substantial liability to our clients, client dissatisfaction, loss of revenue and a material adverse effect on our business, our operating results and financial condition. We cannot assure you that our business interruption insurance will adequately compensate our clients or us for losses that may occur. Even if covered by insurance, any failure or breach of security of our systems could damage our reputation and cause us to lose clients.

Our services may infringe on the intellectual property rights of others, which may subject us to legal liability, harm our reputation, prevent us from offering some services to our clients or distract management.

We cannot be sure that our services or the deliverables that we develop and create for our clients do not infringe the intellectual property rights of third parties and infringement claims may be asserted against us or our clients. These claims may harm our reputation, distract management, cost us money and prevent us from offering some services to our clients. Historically, we have generally agreed to indemnify our clients for all expenses and liabilities resulting from infringement of intellectual property rights of third parties based on the services and deliverables that we have performed and provided to our clients. In some instances, the amount of these indemnities may be greater than the revenue we receive from the client. In addition, as a result of intellectual property litigation, we may be required to stop selling, incorporating or using products that use or incorporate the infringed intellectual property. We may be required to obtain a license or pay a royalty to make, sell or use the relevant technology from the owner of the infringed intellectual property. Such licenses or royalties may not be available on commercially reasonable terms, or at all. We may also be required to redesign our services or change our methodologies so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Subject to certain limitations, under our indemnification obligations to our clients, we may also have to provide refunds to our clients to the extent that we must require them to cease using an infringing deliverable if we are unable to provide a work around or acquire a license to permit use of the infringing deliverable that we had provided to them as part of a service engagement. If we are obligated to make any such refunds or dedicate time to provide alternatives or acquire a license to the infringing intellectual property, our business and financial condition could be materially adversely affected.

Any claims or litigation involving intellectual property, whether we ultimately win or lose, could be extremely time-consuming, costly and injure our reputation.

As the number of patents, copyrights and other intellectual property rights in our industry increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if the claims have no merit, may not be covered by or could exceed the protection offered by our insurance and could divert management’s attention and resources from operating our company.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

We anticipate that our current cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to meet our current needs for general corporate purposes for the foreseeable future. We may also need additional financing to execute our current or future business strategies, including to:

•	add additional global delivery centers

•	procure additional capacity and facilities

•	hire additional personnel

•	enhance our operating infrastructure

•	acquire businesses or technologies

•	otherwise respond to competitive pressures

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we incur additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. Any such debt financing could require us to comply with restrictive financial and operating covenants, which could have a material adverse impact on our business, results of operations or financial condition. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations and growth, take advantage of unanticipated opportunities or otherwise respond to competitive pressures may be significantly limited.

Potential future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results.

We may acquire or make strategic investments in complementary businesses, technologies or services or enter into strategic partnerships or alliances with third parties to enhance our business. If we do identify suitable candidates, we may not be able to complete transactions on terms commercially acceptable to us, if at all. These types of transactions involve numerous risks, including:

•	difficulties in integrating operations, technologies, accounting and personnel

•	difficulties in supporting and transitioning clients of our acquired companies or strategic partners

•	diversion of financial and management resources from existing operations

•	risks of entering new markets

•	potential loss of key employees

•	inability to generate sufficient revenue to offset transaction costs

We may finance future transactions through debt financing or the issuance of our equity securities or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our stock. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results. It is possible that we may not identify suitable acquisition, strategic investment or partnership or alliance candidates. Our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of any such transaction and we may incur costs in excess of what we anticipate.

Our profitability is dependent on our billing and utilization rates, which may be negatively affected by various factors.

Our profit margin is largely a function of the rates we are able to charge for our services and the utilization rate of our IT professionals. The rates we are able to charge for our services are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services

•	the introduction of new services or products by us or our competitors

•	the pricing policies of our competitors

•	general economic conditions

A number of factors affect our utilization rate, including:

•	our ability to transition employees quickly from completed or terminated projects to new engagements

•	our ability to maintain continuity of existing resources on existing projects

•	our ability to obtain visas for offshore personnel to commence projects at a client site for new or existing engagements

•	the amount of time spent by our employees on non-billable training activities

•	our ability to forecast demand for our services and thereby maintain an appropriate number of employees

•	our ability to manage employee attrition

•	seasonal trends, primarily our hiring cycle, holidays and vacations

•	the number of campus hires

If we are not able to maintain the rates we charge for our services or maintain an appropriate utilization rate for our IT professionals, our revenue will decline, our costs will increase and we will not be able to sustain our profit margin, any of which will have a material adverse effect on our profitability.

We depend on clients primarily located in the United States and the United Kingdom, as well as clients concentrated in specific industries, and are therefore subject to risks relating to developments affecting these clients that may cause them to reduce or postpone their IT spending.

For the fiscal year ended March 31, 2007, we derived substantially all of our revenue from clients located in the United States and the United Kingdom, as well as clients concentrated in certain industries. During the fiscal year ended March 31, 2007, we generated 74% of our revenue in the United States and 26% of our revenue in the United Kingdom. For the same fiscal year, we derived substantially all of our revenue from three industries: communications and technology; banking, financial services and insurance; and media and information. If economic conditions weaken, particularly in the United States, the United Kingdom or any of these industries, our clients may significantly reduce or postpone their IT spending. Reductions in IT budgets, increased consolidation or decreased competition in these geographic locations or industries could result in an erosion of our client base and a reduction in our target market. Any reductions in the IT spending of companies in any one of these industries may reduce the demand for our services and negatively affect our revenue and profitability.

Some of our client contracts contain restrictions or penalty provisions that, if triggered, could result in lower future revenue and decrease our profitability.

We have entered in the past, and may in the future enter, into contracts that contain restrictions or penalty provisions that, if triggered, may adversely affect our operating results. For instance, some of our client contracts provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not use the same personnel to provide similar services to any of the client’s competitors. This restriction may hamper our ability to compete for and provide services to clients in the same industry. In addition, some contracts contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. If any of the foregoing were to occur, our future revenue and profitability under these contracts could be materially harmed.

Negative public perception in the United States and the United Kingdom regarding offshore IT service providers and proposed legislation may adversely affect demand for our services.

We have based our growth strategy on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource IT services may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the United States and the United Kingdom. For example, many organizations and public figures in the United States and the United Kingdom have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries. In addition, there has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the United States or the United Kingdom.

Legislation in the United States or the United Kingdom may be enacted that is intended to discourage or restrict outsourcing. In the United States, a variety of federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. For example, legislation has been proposed that would require offshore providers to identify where they are located. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. We do not currently have any contracts with U.S. federal or state government entities. However, there can be no assurance that these restrictions will not extend to or be adopted by private companies, including our clients. Recent legislation introduced in the United Kingdom has also been introduced to restrict or discourage companies from outsourcing their services, including IT services. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing in the United States or the United Kingdom may adversely affect our ability to do business in the United States or in the United Kingdom, particularly if these changes are widespread, and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks related to our Indian and Sri Lankan operations

Political instability or changes in the government in India could result in the change of several policies relating to foreign direct investment and repatriation of capital and dividends. Further, changes in the economic policies could adversely affect economic conditions in India generally and our business in particular.

We have a subsidiary in India and a significant portion of our business, fixed assets and human resources are located in India. As a result, our business is affected by foreign exchange rates and controls, interest rates, local regulations, changes in government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on foreign direct investment into India with repatriation benefits. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The rate of economic liberalization could change and specific laws and policies affecting software companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular, if new restrictions on the private sector are introduced or if existing restrictions are increased.

Changes in the policies of the government of Sri Lanka or political instability could delay the further liberalization of the Sri Lankan economy and adversely affect economic conditions in Sri Lanka, which could adversely affect our business.

Our subsidiary in Sri Lanka has been approved as an export computer software developer by the Board of Investment in Sri Lanka, which is a statutory body organized to facilitate foreign investment into Sri Lanka and grant concessions and benefits to entities with which it has entered into agreements. Pursuant to our agreement with the Board of Investment, our subsidiary is entitled to exemptions from taxation on income for a period of 12 years expiring on March 31, 2019. Our subsidiary is also exempt from exchange control regulations which will enable our subsidiary to repatriate dividends abroad. Nevertheless, government policies relating to taxation other than on income would have an impact on the subsidiary, and the political, economic or social factors in Sri Lanka may affect these policies. Historically, past incumbent governments have followed policies of economic liberalization. However, we cannot assure you that the current government or future governments will continue these liberal policies.

Regional conflicts or terrorist attacks and other acts of violence or war in India, Sri Lanka, the United States or other regions could adversely affect financial markets, resulting in loss of client confidence and our ability to serve our clients which, in turn, could adversely affect our business, results of operations and financial condition.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. Also, there have been military hostilities and civil unrest in Iraq. Terrorist attacks, such as the ones that occurred in New York and Washington, D.C., on September 11, 2001, New Delhi on December 13, 2001, Bali on October 12, 2002, civil or political unrest in Sri Lanka and other acts of violence or war, including those involving India, Sri Lanka, the United States, the United Kingdom or other countries, may adversely affect U.S., U.K. and worldwide financial markets. Prospective clients may wish to visit several of our facilities, including our global delivery centers in India and Sri Lanka, prior to reaching a decision on vendor selection. Terrorist threats, attacks and international conflicts could make travel more difficult and cause potential clients to delay, postpone or cancel decisions to use our services. In addition, such attacks may have an adverse impact on our ability to operate effectively and interrupt lines of communication and restrict our offshore resources from traveling onsite to client locations, effectively curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and negatively affect our operating results. In addition, military activity, terrorist attacks, political tensions between India and Pakistan and conflicts within Sri Lanka could create a greater perception that the acquisition of services from companies with significant Indian or Sri Lankan operations involves a higher degree of risk that could adversely affect client confidence in India or Sri Lanka as a software development center, each of which would have a material adverse effect on our business.

Our net income may decrease if the governments of the United Kingdom, the United States, India or Sri Lanka adjust the amount of our taxable income by challenging our transfer pricing policies.

Our subsidiaries conduct intercompany transactions among themselves and with the U.S. parent company on an arm’s-length basis in accordance with U.S. and local country transfer pricing regulations. The jurisdictions in which we pay income taxes could challenge our determination of arm’s-length profit and issue tax assessments. Although the United States has income tax treaties with all countries in which we have operations, which mitigates the risk of double taxation, the costs to appeal any such tax assessment and potential interest and penalties could decrease our earnings and cash flows.

The Indian taxing authorities recently issued an assessment order with respect to their examination of the tax return for the fiscal year ended March 31, 2004 of our Indian subsidiary, Virtusa (India) Private Ltd., or Virtusa India. At issue were several matters, the most significant of which was the re-determination of the arm’s-length profit which should be recorded by Virtusa India on the intercompany transactions with its affiliates. We are contesting the assessment and have filed appeals with both the appropriate Indian tax authorities and the U.S. Competent Authority. During the fiscal year ended March 31, 2007, we recorded a $0.4 million reserve related to this matter. In addition, the Indian tax authorities are conducting an audit of our fiscal year ended March 31, 2005. Although no assessments have been issued to date, we may receive assessments in the future related to our intercompany pricing arrangements. Any failure of our appeals with India or audit assessments from India, Sri Lanka, the United Kingdom or the United States could reduce our earnings and cash flows.

Our net income may decrease if the governments of India or Sri Lanka reduce or withdraw tax benefits and other incentives provided to us or levy new taxes.

Our Indian subsidiary, Virtusa India, is an export-oriented company under the Indian Income Tax Act of 1961 and is entitled to claim tax exemption for each Software Technology Park, or STP, which it operates. Virtusa India currently operates two STPs, in Chennai and in Hyderabad. Substantially all of the earnings of both STPs qualify as tax-exempt export profits. These holidays will be completely phased out by March 2009, and at that time any profits would be fully taxable at the Indian statutory rate, which is currently 34.0%. Although we believe we have complied with and are eligible for the STP holiday, the government of India may deem us ineligible for the STP holiday or make adjustments to the profit level resulting in an overall increase in our effective tax rate. In anticipation of the phase-out of the STP holidays, we intend to locate at least a portion of our Indian operations in areas designated as a Special Economic Zone, or SEZ, under the SEZ Act of 2005. In particular, we intend to build a campus on a 6.3 acre parcel of land in Hyderabad, India that has been designated as an SEZ and we intend to seek SEZ designation in other locations. Although our profits from the SEZ operations would be entitled to certain income tax incentives for a period up to 15 years, there is no guarantee that we will secure SEZ status for any other location in India. Additionally, the government of India may deem us ineligible for an SEZ holiday or make adjustments to the transfer pricing profit levels resulting in an overall increase in our effective tax rate.

In addition, our Sri Lankan subsidiary, Virtusa Private Ltd., or Virtusa SL, was approved as an export computer software developer by the Sri Lanka Board of Investment in 1998 and has negotiated multiple extensions of the original holiday period in exchange for further capital investments in Sri Lanka facilities. The most recent 12-year agreement, which is set to expire on March 31, 2019, requires that we meet certain new job creation and investment criteria. Any inability to meet the agreed upon timetable for new job creation and investment would jeopardize the new holiday arrangement.

Newly-enacted legislation in India could harm our results of operations and ability to attract, hire and retain qualified personnel.

In May 2007, the Parliament of India enacted the Finance Act, 2007, which, among other things, imposes a fringe benefit tax at the applicable Indian tax rate (currently 34.0%) on certain stock compensation and equity awards paid or issued to team members of our Indian subsidiary, Virtusa India. Specifically, the fringe benefit tax, which is payable upon the exercise of such equity awards, is based on the difference between the exercise price of the equity award and the fair market value of the equity award upon vesting. Because our potential tax liability is dependent on the fair market value of our common stock at the time of vesting of such equity awards, which could span over the next several years, and whether the equity awards are ultimately exercised, it is difficult to accurately forecast and could represent a significant liability and expense to us. While we may pursue strategies to reduce the impact of this tax obligation on us, such as passing the cost of the fringe benefit tax on to our Virtusa India team members, such alternatives may not eliminate the negative impact of the tax liability on our statements of operations and could result in significant non-cash compensation expense, which would harm our gross margin, operating profit margin and net income and create volatility in our income from operations from period to period. In addition, if we pass on the cost of the fringe benefit tax to our Virtusa India team members, it could significantly decrease the desirability of these equity awards to these team members, which could harm our ability to attract, hire and retain qualified personnel.

Wage pressures and increases in government mandated benefits in India and Sri Lanka may reduce our profit margins.

Wage costs in India and Sri Lanka have historically been significantly lower than wage costs in the United States and Europe for comparably-skilled professionals. However, wages in India and Sri Lanka are increasing, which will result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive without the ability to make corresponding increases to our billing rates. Compensation increases may reduce our profit margins, make us less competitive in pricing potential projects against those companies with lower cost resources and otherwise harm our business, operating results and financial condition.

In addition, we contribute to benefit funds covering our employees in India and Sri Lanka as mandated by the Indian and Sri Lankan governments. Benefits are based on the employee’s years of service and compensation. If the governments of India and/or Sri Lanka were to legislate increases to the benefits required under these plans or mandate additional benefits, our profitability and cash flows would be reduced.

Our facilities are at risk of damage by earthquakes, tsunamis and other natural disasters.

In December 2004, Sri Lanka and India were struck by multiple tsunamis that devastated certain areas of both countries. Our Indian and Sri Lankan facilities are located in regions that are susceptible to tsunamis and other natural disasters, which may increase the risk of disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our ability to deliver our services could damage our relationships with our clients and may cause us to incur substantial additional expense to repair or replace damaged equipment or facilities. Our insurance coverage may not be sufficient to cover all such expenses. Furthermore, we may be unable to secure such insurance coverage or to secure such insurance coverage at premiums acceptable to us in the future. Prolonged disruption of our services as a result of natural disasters may cause our clients to terminate their contracts with us and may result in project delays, project cancellations and loss of substantial revenue to us. Prolonged disruptions may also harm our team members or cause them to relocate, which could have a material adverse effect on our business.

The laws of India and Sri Lanka do not protect intellectual property rights to the same extent as those of the United States and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property rights may result in loss of clients and increased competition.

Our success depends, in part, upon our ability to protect our proprietary methodologies, trade secrets and other intellectual property. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure agreements, other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, existing laws of India and Sri Lanka do not provide protection of intellectual property rights to the same extent as provided in the United States. The steps we take to protect our intellectual property may not be adequate to prevent or deter infringement or other unauthorized use of our intellectual property. Thus, we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may be able to imitate or duplicate our services or methodologies. The unauthorized use or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our costs and expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be extremely time-consuming and costly and could materially adversely impact our business.

Risks relating to this offering and our stock

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment and may experience additional dilution in the future.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $8.16 per share, representing the difference between our adjusted net tangible book value per share after giving effect to this offering and the initial public offering price of $14.00 per share. Purchasers of shares of our common stock in this offering will have contributed approximately 43.5% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 19.3% of the shares of our common stock outstanding after this offering. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of March 31, 2007, there were 37,342 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.82 per share, 3,211,458 shares subject to outstanding options at a weighted average exercise price of $3.53 per share and 196,241 shares of common stock issuable after this offering under stock appreciation rights, or SARs, reduced by the weighted average exercise price of $4.04 per SAR. To the extent that these outstanding warrants, options or SARs are ultimately exercised, you will incur further dilution. In the future, we may also acquire other companies or assets, raise additional needed capital or finance strategic alliances by issuing equity, which may result in additional dilution to you.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in “Underwriting.” These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After the close of this offering, we will have 22,826,867 shares of common stock outstanding based on the number of shares outstanding as of March 31, 2007. This includes the 4,400,000 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 18,426,867 shares, or 80.7% of our outstanding shares after this offering, will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Days after date of prospectus	Shares eligible for resale	Comment

Date of prospectus	0	Freely tradable shares saleable under Rule 144(k) that are not subject to lock-up with J.P. Morgan Securities Inc. or us
90 days	0	Shares resaleable under Rules 144 and 701 that are not subject to lock-up with J.P. Morgan Securities Inc. or us
180 days	17,507,449	Lock-ups released; shares saleable under Rules 144, 144(k) and 701
Thereafter	919,418	Restricted securities held for one year or less

In addition, as of March 31, 2007, there were 37,342 shares subject to outstanding warrants, 3,211,458 shares subject to outstanding options and an additional 417,948 shares reserved for future issuance under our stock option plan that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144, 144(k) and 701 under the Securities Act. We also maintain a stock appreciation rights plan for the benefit of our non-U.S. employees, which plan, following this offering, will require us to settle all exercises of SARs in shares of our common stock. We have reserved 196,241 shares of common stock for issuance after this offering upon the exercise of SARs outstanding as of March 31, 2007, although this number will be reduced by the exercise price of these SARs. Moreover, after this offering, holders of an aggregate of approximately 17,999,965 shares of our common stock as of March 31, 2007, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. In addition, the terms of our credit facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Provisions in our charter documents and under Delaware law may prevent or delay a change of control of us and could also limit the market price of our common stock.

Certain provisions of Delaware law and of our certificate of incorporation and by-laws to be effective upon the closing of this offering could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us, even if such a change in control would be beneficial to our stockholders or result in a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors

•	limitations on the removal of directors

•	advance notice requirements for stockholder proposals and nominations

•	the inability of stockholders to act by written consent or to call special meetings

•	the ability of our board of directors to make, alter or repeal our by-laws

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions that are contained in our certificate of incorporation. In addition, our board of directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval. Also, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

Because our common stock price is likely to be highly volatile, the market price of our common stock could drop unexpectedly.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. We cannot guarantee that an active trading market will develop or be sustained or that the market price of our common stock will not decline. Even if an active market for our stock develops and continues, our stock price nevertheless may be volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	actual or anticipated variations in our quarterly operating results or the quarterly financial results of companies perceived to be similar to us

•	announcements of technological innovations or new services by us or our competitors

•	changes in estimates of our financial results or recommendations by market analysts

•	announcements by us or our competitors of significant projects, contracts, acquisitions, strategic alliances or joint ventures

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt

•	regulatory developments in the United States, the United Kingdom, Sri Lanka, India or other countries in which we operate or have clients

•	litigation involving our company, our general industry or both

•	additions or departures of key personnel

•	investors’ general perception of us

•	changes in general economic, industry and market conditions

•	changes in the market valuations of other IT service providers

Many of these factors are beyond our control. In addition, the stock markets, especially the NASDAQ Global Market, have experienced significant price and volume fluctuations that have affected the market prices of equity securities of many technology companies. These fluctuations have often been unrelated or disproportionate to operating performance. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation. Any securities class action litigation could result in substantial costs and the diversion of management’s attention and resources.

Because we will have broad discretion in using the net proceeds of this offering, the benefits from our use of the proceeds may not meet investors’ expectations.

Our management will have broad discretion over the allocation of the net proceeds from this offering as well as over the timing of their expenditure without stockholder approval. Other than the use of approximately $30 million of the net proceeds from this offering during the next three fiscal years to construct and build out a new facility on our planned campus in Hyderabad, India, we have not yet determined the specific amounts of the balance of the net proceeds to be used for working capital and other general corporate purposes, including possible acquisitions of complementary technologies or businesses. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. Our failure to apply these proceeds effectively could cause our business to suffer. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our existing stockholders and management control a substantial interest in us and thus may influence certain actions requiring stockholder vote.

Upon the closing of this offering, our executive officers, directors and stockholders affiliated with our directors will beneficially own, in the aggregate, shares representing approximately 63% of our outstanding capital stock. Although we are not aware of any voting arrangements that will be in place among these stockholders following this offering, if these stockholders were to choose to act together, as a result of their stock ownership, they would be able to control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

An active trading market for our common stock may not develop and you may not be able to sell your shares of common stock at or above the initial public offering price or at a time that is acceptable to you.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the NASDAQ Global Market, an active trading market for shares of our common stock may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Forward-looking statements

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should, ” “may,” “could,” “would,” “plans,” “predicts,” “potential,” and similar expressions (as well as other words or expressions referencing future events, conditions, or circumstances). Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, financial position, revenue, costs, prospects, margins, profitability, liquidity and capital resources, as well as management’s plans and objectives. We caution you that reliance on any forward-looking statement involves risks and uncertainties and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:

•	our dependence on a limited number of clients

•	our ability to expand our business or effectively manage growth

•	restrictions on immigration

•	increasing competition in the IT services outsourcing industry

•	our ability to hire and retain enough sufficiently trained IT professionals to support our operations

•	quarterly fluctuations in our earnings

•	our ability to attract and retain clients and meet their expectations

•	negative public reaction in the United States or the United Kingdom to offshore IT outsourcing

•	our ability to sustain profitability or maintain profitable engagements

•	technological innovation

•	our ability to effectively manage our facility, infrastructure and capacity needs

•	regulatory, legislative and judicial developments in our operations areas

•	political or economic instability in India or Sri Lanka

•	telecommunications or technology disruptions

•	worldwide economic and business conditions

•	our ability to successfully consummate strategic acquisitions

These and other factors are more fully discussed in “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and elsewhere in this prospectus. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not intend to update any of these forward-looking statements to reflect future events or circumstances.

Industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. Our internal research has not been verified by any independent source and we have not independently verified any third-party information. The projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $53 million, based on the initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $56 million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders as part of the over-allotment option.

If we fund the following solely with our net proceeds from this offering without allocation of funds from other sources, we currently estimate that we will use:

•	approximately $30 million of these net proceeds, over the next three fiscal years, to construct and build out a facility on our planned campus in Hyderabad, India

•	the remainder of these net proceeds for working capital and other general corporate purposes, including to finance the expansion of our global delivery centers or capacity in Chennai, India and Colombo, Sri Lanka, the hiring of additional personnel, sales and marketing activities, capital expenditures and the costs of operating as a public company

We may use a portion of our net proceeds to expand our business into new geographic locations. We may also use a portion of these net proceeds to expand our current business through strategic alliances involving, or acquisitions of, other complementary businesses or technologies. We have no agreements or commitments for any specific acquisitions at this time. Pending use of our net proceeds of this offering, as described above, we plan to invest the net proceeds in a variety of capital preservation investments, including investment-grade, short-term, interest-bearing securities.

This expected use of our net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds.

Dividend policy

We have never declared or paid cash dividends on our common stock and do not expect to pay dividends in the foreseeable future. We currently intend to retain all of our future earnings to fund the operation, development and expansion of our business. In addition, the terms of our credit facility prohibit us from paying cash dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions and other factors that our board of directors deems relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis after giving effect to the one-for-3.13 reverse stock split of our common stock that was effected on July 18, 2007
•	on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 11,425,786 shares of our common stock and the filing of our seventh amended and restated certificate of incorporation
•	on a pro forma as adjusted basis to give further effect to our sale in this offering of 4,400,000 shares of our common stock at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us
You should read this table together with “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

March 31, 2007			Pro forma
(In thousands, except share and per share amounts)	Actual	Pro forma	as adjusted

Cash and cash equivalents, excluding $1,588 of restricted cash	$45,079	$45,079	$98,167

Redeemable convertible preferred stock, at accreted redemption value:
Series A redeemable convertible preferred stock, par value $0.01 per share; 4,043,582 shares authorized, issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)(1)	$13,500	$—	$—
Series B redeemable convertible preferred stock, par value $0.01 per share; 8,749,900 shares authorized, 8,647,043 shares issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)(2)	15,132	—	—
Series C redeemable convertible preferred stock, par value $0.01 per share; 12,807,624 shares authorized, issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)(3)	12,230	—	—
Series D convertible preferred stock, par value $0.01 per share; 7,458,494 shares authorized, issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)(3)	20,000	—	—

Total redeemable convertible preferred stock	60,862	—	—
Stockholders’ equity:
Undesignated preferred stock, par value $0.01 per share; no shares authorized, issued or outstanding (actual); 5,000,000 shares authorized, no shares issued or outstanding (pro forma and pro forma as adjusted)	—	—	—
Common stock, par value $0.01 per share; 80,000,000 shares authorized, 7,420,646 shares issued, 7,001,081 shares outstanding (actual); 120,000,000 shares authorized, 18,846,432 shares issued, 18,426,867 shares outstanding (pro forma); 120,000,000 shares authorized, 23,246,432 shares issued, 22,826,867 shares outstanding (pro forma as adjusted)	74	188	232
Treasury stock, at cost; 419,565 common shares	(442)	(442)	(442)
Additional paid-in-capital	19,205	79,953	132,997
Accumulated earnings	752	752	752
Accumulated other comprehensive loss	(330)	(330)	(330)

Total stockholders’ equity	19,259	80,121	133,209

Total redeemable convertible preferred stock and stockholders’ equity	$80,121	$80,121	$133,209

(1)	Each share of our series A preferred stock is convertible into 0.448 shares of our common stock upon the closing of this offering.

(2)	Each share of our series B preferred stock is convertible into 0.363 shares of our common stock upon the closing of this offering.

(3)	Each share of our series C and series D preferred stock is convertible into 0.319 shares of our common stock upon the closing of this offering.

The table above does not include:

•	3,211,458 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $3.53 per share

•	196,241 shares of common stock issuable after this offering upon the exercise of SARs outstanding as of March 31, 2007, reduced by the weighted average exercise price of $4.04 per SAR

•	700,940 additional shares of common stock reserved as of March 31, 2007, for future issuance under our incentive plans

•	37,342 shares of common stock issuable upon the exercise of warrants that will remain outstanding after this offering, at an exercise price of $4.82 per share

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price of $14.00 per share and the adjusted net tangible book value per share of our common stock after this offering.

At March 31, 2007, the net tangible book value of our common stock, after giving effect to the conversion of our series A, B, C and D preferred stock upon the closing of this offering, was approximately $80.1 million, or approximately $4.35 per share. We calculate our net tangible book value per share as total assets less intangible assets and total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2007.

After giving effect to the sale of 4,400,000 shares of our common stock offered by us at the initial public offering price of $14.00 per share and after deducting the underwriting discounts, commissions and estimated offering expenses, our adjusted net tangible book value at March 31, 2007 would have been approximately $133.2 million, or approximately $5.84 per share. This amount represents an immediate increase in net tangible book value of approximately $1.49 per share to our existing stockholders and an immediate dilution in net tangible book value of $8.16 per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates this dilution without giving effect to the over-allotment option granted to the underwriters.

Initial public offering price per share		$14.00
Net tangible book value per share at March 31, 2007	$4.35
Increase in net tangible book value per share attributable to new investors	1.49
Adjusted net tangible book value per share after this offering		5.84

Dilution in net tangible book value per share to new investors		$8.16

The following table sets forth as of March 31, 2007, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts, commissions and estimated offering expenses payable by us at the initial public offering price of $14.00 per share.

	Shares purchased		Total consideration
			Amount		Average price
	Number	Percentage	(in thousands)	Percentage	per share

Existing stockholders	18,426,867	80.7%	$80,121	56.5%	$4.35
New investors	4,400,000	19.3	61,600	43.5	14.00

Total	22,826,867	100.0%	$141,721	100.0%

The number of shares of our common stock to be outstanding following this offering is based on 18,426,867 shares of our common stock outstanding as of March 31, 2007 and excludes:

•	3,211,458 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $3.53 per share

•	196,241 shares of common stock issuable after this offering upon the exercise of SARs outstanding as of March 31, 2007, reduced by the weighted average exercise price of $4.04 per SAR

•	700,940 additional shares of common stock reserved as of March 31, 2007 for future issuance under our equity incentive plans

•	37,342 shares of common stock issuable upon the exercise of warrants that will remain outstanding after this offering, at an exercise price of $4.82 per share

To the extent any of these outstanding options, SARs or warrants is exercised, there will be further dilution to new investors. To the extent all of such outstanding options, SARs and warrants had been exercised as of March 31, 2007, the adjusted net tangible book value per share after this offering would be $5.54 and total dilution per share to new investors would be $8.46.

If the underwriters exercise their over-allotment option in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 78.0% of the total number of shares of our common stock outstanding after this offering

•	the number of shares held by new investors will increase to 5,060,000, or approximately 22.0% of the total number of shares of our common stock outstanding after this offering

Selected consolidated financial data

You should read the following selected consolidated financial data together with our financial statements and the related notes thereto and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended March 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended March 31, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2003, 2004 and 2005 are derived from our consolidated financial statements not included in this prospectus. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Our historical results may not be indicative of the operating results to be expected in any future periods.

Consolidated statement of operations data

	Fiscal year ended March 31,
(In thousands, except share and per share amounts)	2003	2004	2005	2006	2007

Revenue	$24,724	$42,822	$60,484	$76,935	$124,660
Costs of revenue	13,026	22,648	31,813	43,417	68,031

Gross profit	11,698	20,174	28,671	33,518	56,629
Operating expenses	14,123	20,309	27,838	32,925	42,478

Income (loss) from operations	(2,425)	(135)	833	593	14,151
Other income (expense)	(35)	73	376	1,564	1,209

Income (loss) before income tax expense (benefit)	(2,460)	(62)	1,209	2,157	15,360
Income tax expense (benefit)	27	146	99	176	(3,630)

Net income (loss)	$(2,487)	$(208)	$1,110	$1,981	$ 18,990

Net income (loss) per share of common stock
Basic	$(0.48)	$(0.04)	$0.07	$0.12	$ 1.09

Diluted	$(0.48)	$(0.04)	$0.06	$0.11	$ 1.03

Pro forma net income per share of common stock(1)
Basic					$ 1.09

Diluted					$ 1.03

Pro forma weighted average number of common shares outstanding(1)
Basic					17,431,405

Diluted					18,351,161

(1)	The pro forma presentation illustrates the dilutive effect of the automatic conversion of our redeemable convertible preferred stock into 11,425,786 shares of common stock upon the initial public offering.

Consolidated balance sheet data

	March 31,
(In thousands)	2003	2004	2005	2006	2007

Cash and cash equivalents	$12,687	$30,361	$28,406	$30,237	$45,079
Working capital	15,496	33,043	35,436	41,696	67,082
Total assets	23,276	47,141	50,085	58,719	99,319
Redeemable convertible preferred stock	40,628	60,701	60,758	60,814	60,862
Total stockholders’ equity (deficit)	(21,321)	(20,992)	(17,899)	(13,610)	19,259

Management’s discussion and analysis of
financial condition and results of operations

You should read the following discussion and analysis together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk factors.”

Business overview

We are a global information technology services company. We use an offshore delivery model to provide a broad range of IT services, including IT consulting, technology implementation and application outsourcing. Using our enhanced global delivery model, innovative platforming approach and industry expertise, we provide cost-effective services that enable our clients to use IT to enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Headquartered in Massachusetts, we have offices in the United States and the United Kingdom and global delivery centers in Hyderabad and Chennai, India and Colombo, Sri Lanka. We have experienced compounded annual revenue growth of 50% over the five-year period ended March 31, 2007. At March 31, 2007, we had 3,576 employees, or team members, and for the fiscal year ended March 31, 2007, we had revenue of $124.7 million and income from operations of $14.2 million.

We provide our IT services primarily to enterprises in the following industries: communications and technology, BFSI and media and information. Our current clients include leading global enterprises such as Aetna Life Insurance Company, British Telecommunications plc, or BT, ING North America Insurance Corporation, International Business Machines Corporation, Iron Mountain Information Management, Inc., JPMorgan Chase Bank, N.A. and Thomson Healthcare Inc., and leading enterprise software developers such as Pegasystems Inc. and Vignette Corporation.

We have a high level of repeat business among our clients and a significant portion of our revenue comes from a limited number of clients. For instance, during the fiscal years ended March 31, 2006 and 2007, 91% and 97% of our revenue, respectively, came from clients to whom we had been providing services for at least one year, and 68% and 84%, respectively, came from clients to whom we had been providing services for at least two years. Our ten largest clients accounted for 62% and 72% of our revenue for fiscal years ended March 31, 2006 and 2007, respectively. We expect to continue to realize high levels of repeat business. Client concentration is expected to decline as we grow, but will remain high as a percentage of our revenue.

High repeat business and client concentration is common in our industry. Accordingly, our global account management and service delivery teams focus on expanding client relationships and converting new engagements to long-term relationships to generate repeat revenue and expand revenue streams from existing clients. We believe we have been generally successful in increasing revenue per client over the term of most of our client relationships. We also have a dedicated business development team focused on generating engagements with new clients to continue to expand our client base and, over time, reduce client concentration.

We expanded operations into the United Kingdom to provide revenue diversification and reduce the risks associated with operating in a single country. As a result of this initiative, U. K. revenue increased from $10.6 million, or 14% of total revenue, to 31.9 million, or 26% of total revenue, for the fiscal years ended March 31, 2006 and 2007, respectively. While we expect our U.K. business to continue to grow, we do not expect the U.K. revenue, as a percentage of our total revenue, to continue to increase. Other revenue diversification strategies include revenue by industry and revenue by service offering. Our revenue from application outsourcing services has represented a substantial majority of our total revenue. However, IT consulting services and technology implementation services have increased as a percentage of our total revenue in recent years.

We perform our services under both time-and-materials and fixed-price contracts. Revenue from fixed-price contracts has been 5%, 5% and 14% for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. The increased revenue earned from fixed-price contracts reflects our clients’ preferences. We strive to manage both fixed-price and time-and-materials engagements to a highly-efficient 20/80 onsite-to-offshore service delivery team mix.

As an IT services company, our revenue growth has and will continue to be highly dependent on our ability to attract, develop, motivate and retain skilled IT professionals. We closely monitor our overall attrition rates and patterns to ensure our people management strategy aligns with our growth objectives. For the fiscal year ended March 31, 2007, our attrition rate was 16.1%, which is within our targeted range and compares well with the industry. There is intense competition for IT professionals with the skills necessary to provide the type of services we offer. If our attrition rate increases and is sustained at higher levels, our growth may slow and our cost of attracting and retaining IT professionals could increase.

We expect that a majority of our revenue will continue to be generated in the U.S. dollar and U.K. pound sterling for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian and Sri Lankan rupees. The exchange rates among the Indian and Sri Lankan rupees and the U.S. dollar and the U.K. pound sterling have changed substantially in recent years, and such fluctuations are likely to affect our operating results. For instance, the exchange rate for the Indian rupee to the U.S. dollar and U.K. pound sterling decreased from 43.4417 and 85.2552 on March 31, 2007 to 40.7350 and 81.6301 on June 30, 2007, respectively. This appreciation of the Indian rupee against the U.S. dollar and the U.K. pound sterling since March 31, 2007 has had a negative impact on our earnings and margins, and any continued appreciation is likely to have a negative impact on future earnings and margins.

We have been profitable for the past six consecutive quarters. We continually monitor and manage a number of operating metrics to ensure quality and reduce volatility in our earnings, including:

•	Days sales outstanding, or DSO, is a measure of the number of days our accounts receivable are outstanding based upon the last 90 days of revenue activity, which indicates the timeliness of our cash collection from clients and our overall credit terms to our clients. DSO was 66 and 79 days for our fiscal years ended March 31, 2006 and 2007, respectively. Our DSO has been increasing primarily as a result of longer U.K. credit terms offered to some of our significant clients coupled with the expansion of our U.K. business during the two years ended March 31, 2007. Higher DSO reduces our cash balance because the revenue-to-cash conversion process takes longer

•	Realized billing rates, which are the rates we charge our clients for our services, reflect the value our clients place on our services, market competition and the geographic location in which we perform our services. Our realized billing rates have increased in each of our fiscal years ended March 31, 2005, 2006 and 2007. The increase in realized billing rates is a result of our ability to successfully preserve or increase our billing rates with existing and new clients

•	Average cost per IT professional is the sum of team member salaries and fringe benefits divided by the average number of IT professionals during the period. We experienced increases in our average cost per IT professional of 7.7% from our fiscal year ended March 31, 2005 to our fiscal year ended March 31, 2006, and 1.9% from our fiscal year ended March 31, 2006 to our fiscal year ended March 31, 2007. These increases are primarily driven by wage inflation and increased fringe benefit costs in India and Sri Lanka, which we expect to continue to increase for the foreseeable future

•	Utilization rate is the percentage of time billable IT professionals are deployed on client engagements, which indicates the efficiency of our billable IT resources. Our utilization rate is defined as number of billable hours divided by the total number of available hours of our IT professionals in a given period of time, excluding trainees. We track our utilization rates to measure revenue potential and gross profit margins. Management’s targeted range for utilization is between 70% and 75%. Generally, gross margin moves directionally with utilization rate. Utilization is affected by the rate of quarterly sequential revenue growth. In higher growth periods, utilization tends to rise as more resources are deployed to meet rising demand. In addition, the seasonal graduation patterns introduce a higher number of graduates from universities who join us, which may temporarily lower our utilization rate during the period as these new graduates become deployable. When we anticipate periods of high growth, we hire in advance of current demand, which may temporarily lower our utilization rate. In order to facilitate growth and maintain client satisfaction, we seek to maintain a sustainable level of utilization

•	Onsite-to-offshore service delivery mix is the ratio of hours billed by our onsite resources in higher cost geographies to hours billed by offshore resources in lower cost geographies, which provides data on revenue and profitability trends of a particular engagement or account. Increases in the percentage of offshore billable time to onsite billable time results in increased profitability on lower revenue, while increases in the percentage of onsite billable time to offshore billable time results in higher revenue, but lower profitability. Our onsite-to-offshore service delivery mix was 17% to 83% for our fiscal years ended March 31, 2006 and 2007

•	Attrition rate, which is the ratio of terminated team members during a defined period to the total number of team members at the end of such period, measures team member turnover. Increased attrition rates result in increased hiring, training and boarding costs and productivity losses, which affect our revenue, gross margin and operating profit margin. Our attrition rate was 24.1% and 16.1% for our fiscal years ended March 31, 2006 and 2007, respectively. The improvement in our attrition rate for our fiscal year ended March 31, 2007 was attributable to successful execution of human resource strategies to encourage team member retention

•	Operating expense efficiency, which is a measure of operating expenses as a percentage of revenue, provides a metric to manage our revenue growth and our profitability or net income. If we continue to successfully grow our revenue, we anticipate that operating expenses will decrease as a percentage of revenue as such expenses are absorbed across a larger revenue base. In the near term, however, any operating expense efficiency that we realize will be offset by higher costs of operating as a public company, as well as the negative impact on our operating margins resulting from the significant appreciation of the Indian rupee against the U.S. dollar since March 31, 2007. We continually try to increase operating efficiencies and to lower operating expenses as a percentage of revenue

•	Effective tax rate, which is our worldwide tax expense as a percentage of our consolidated net income before tax, measures the impact of income taxes worldwide on our operations and net income. We monitor and assess our effective tax rate to evaluate whether our tax structure is competitive as compared to our industry. Our effective tax rate was 8.1% and (23.6)% for our fiscal years ended March 31, 2006 and 2007, respectively. The significant change in the rate for our fiscal year ended March 31, 2007 was primarily due to the one-time benefit related to the release of a $5.0 million deferred tax asset valuation allowance. We anticipate that our effective tax rate will be significantly higher in future periods assuming we are able to maintain or increase our profitability

Sources of revenue

We generate revenue by providing IT services to our clients located primarily in the United States and the United Kingdom. We have historically earned and believe that over the next few years we will continue to earn, a significant portion of our revenue from a limited number of clients. For the fiscal year ended March 31, 2007, our five largest and ten largest clients accounted for 49% and 72% of our revenue, respectively. Our largest client, BT, accounted for 23% of our revenue for the same period. Although no other client accounted for 10% or more of our revenue during our fiscal year ended March 31, 2007, the loss of any one of our major clients could reduce our revenue or delay our recognition of revenue, harm our reputation in the industry and reduce our ability to accurately predict cash flow. During the fiscal year ended March 31, 2007, 74% of our revenue was generated in the United States and 26% in the United Kingdom. We provide IT services on either a time-and-materials or a fixed-price basis. For the fiscal year ended March 31, 2007, the percentage of revenue from time-and-materials and fixed-price contracts was 86% and 14%, respectively.

Revenue from services provided on a time-and-materials basis is derived from the number of billable hours in a period multiplied by the rates at which we bill our clients. Revenue from services provided on a fixed-price basis is recognized as efforts are expended pursuant to the percentage-of-completion method. Revenue also includes reimbursements of travel and out-of-pocket expenses with equivalent amounts of expense recorded in costs of revenue.

Most of our client contracts, including those that are on a fixed-price basis, can be terminated by our clients with or without cause on 30 to 90 days’ prior written notice. All fees for services provided by us through the date of cancellation are generally due and payable under the contract terms.

We have found there is a wide range in unit pricing from one client to another and from one engagement to another, driven by business need, delivery timeframes, complexity of the engagement, operating differences (such as onsite/offshore ratio), competitive environment and engagement size (or volume). As a pricing strategy to encourage clients to increase the volume of services that we provide to them, we may, on occasion, offer volume discounts. We manage our business carefully to protect our account margins and our overall profit margins. We have not experienced significant pressure from clients to reduce rates beyond what we consider to be our normal negotiation process. We find that our clients generally purchase on the basis of total value, rather than minimum cost, considering all of the factors listed above.

While we are subject to the effects of overall market pricing pressure, we believe that there is a fairly broad range of pricing offered by different competitors for each service we provide. We believe that no one competitor, or set of competitors, sets pricing in our industry. As a result, we do not see strong pricing pressure from competitors in our industry. We find that our unit pricing, as a result of our global delivery model, is generally competitive with other firms who operate with a predominately offshore operating model. On average, our unit pricing, for both onsite and offshore resources, has increased in each of the last three fiscal years.

In March 2007, we entered into a five-year IT services agreement with BT that is premised upon BT making minimum aggregate expenditures of approximately $200 million over the term of the agreement. In the event that BT fails to meet any of the annual minimum expenditure targets, BT will lose any discounts under the agreement for the applicable annual period. In such event, BT is also obligated to pay an increasing percentage of any expenditure shortfall to us as liquidated damages. BT is entitled to increasing discounts for expenditures above the annual minimum expenditure targets. As part of this IT services agreement, we are now eligible to bid on work across all divisions within BT. In March 2007, BT, through a wholly-owned subsidiary, also made an equity investment in Virtusa and acquired 918,807 shares of our common stock for an aggregate purchase price of approximately $11.3 million.

In addition, in December 2004, we entered into a master services agreement with JPMorgan Chase Bank, N.A., or JPMC, pursuant to which we provide, and are able to bid on future, IT services with respect to JPMC and its affiliates. The agreement has a ten-year term, but may be terminated by JPMC for convenience at any time without penalty on 30, 60, or 90 days written notice, depending on the time of termination. The agreement contains negotiated rates but has no minimum expenditure targets or commitments, and generally has other customary terms and conditions of an IT services agreement. JPMC and its affiliates represented 11% and 7% of our revenue for the fiscal years ended March 31, 2006 and 2007, respectively.

The proportion of work performed at our offshore facilities and at client locations varies from period-to-period. Effort, in terms of the percentage of hours billed to clients by onsite resources, was 17% of total hours billed in each of the fiscal years ended March 31, 2006 and 2007, respectively, while the revenue from onsite and offshore resources accounted for 40% and 60% and 47% and 53%, during the fiscal years ended March 31, 2006 and 2007, respectively. We charge higher rates and incur higher compensation and other expenses for work performed at client locations in the United States and the United Kingdom than for work performed at our global delivery centers in India and Sri Lanka. Services performed at client locations or at our offices in the United States or the United Kingdom generate higher revenue per-capita at lower gross margins than similar services performed at our global delivery centers in India and Sri Lanka. We manage to a 20/80 onsite-to-offshore service delivery mix and intend to manage to an efficient onsite-to-offshore service delivery ratio for the foreseeable future.

Costs of revenue and gross profit

Costs of revenue consist principally of payroll and related fringe benefits, reimbursable and non-reimbursable travel costs, immigration-related expenses, fees for subcontractors working on client engagements and share-based compensation expense for IT professionals including account management personnel.

Wage costs in India and Sri Lanka have historically been significantly lower than wage costs in the United States and Europe for comparably-skilled IT professionals. However, wages in India and Sri Lanka are increasing, which will result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive without the ability to make corresponding increases to our billing rates. Compensation increases may reduce our profit margins, make us less competitive in pricing potential projects against those companies with lower cost resources and otherwise harm our business, operating results and financial condition. We deploy a campus hiring philosophy and encourage internal promotions to minimize the effects of wage inflation pressure and recruiting costs.

Our revenue and gross profit are also affected by our ability to efficiently manage and utilize our IT professionals, as well as fluctuations in foreign currency exchange rates. We define utilization rate as the total number of days billed in a given period divided by the total available days of our IT professionals during that same period, excluding trainees. We manage employee utilization by continually monitoring project requirements and timetables to efficiently staff our projects and meet our clients’ needs. The number of IT professionals assigned to a project will vary according to the size, complexity, duration and demands of the project. An unanticipated termination of a significant project could cause us to experience a higher than expected number of unassigned IT professionals, thereby lowering our utilization rate.

Operating expenses

Operating expenses consist primarily of payroll and related fringe benefits, commissions, share-based compensation and non-reimbursable travel costs, as well as promotion, communications, management, finance, administrative, occupancy, marketing and depreciation and amortization expenses. In the fiscal years ended March 31, 2006 and 2007, we invested in all aspects of our business, including sales, marketing, IT infrastructure, human resources programs and financial operations.

Other income (expense)

Other income (expense) includes interest income, interest expense, investment gains and losses and foreign currency transaction gains and losses. The functional currencies of our subsidiaries are their local currencies. Foreign currency gains and losses are generated primarily by fluctuations of the Indian rupee, Sri Lankan rupee and U.K. pound sterling against the U.S. dollar on inter-company transactions.

In past periods, we have realized investment gains and losses from equity holdings in private and public companies. We have not made any new equity investments in private or public companies in the past five years.

Income tax expense (benefit)

Our net income is subject to income tax in those countries in which we perform services and have operations, including India, Sri Lanka, the United Kingdom and the United States. In previous years, we accumulated net operating loss carry-forwards which will be available to offset U.S. taxable income into fiscal 2008. We have benefited from long-term income tax holiday arrangements in both India and Sri Lanka that are offered to certain export-oriented IT services firms. As a result of these net operating losses and tax holiday arrangements, our worldwide profit has been subject to a relatively low effective tax rate as compared to the statutory rates in the countries in which we operate. The effect of the income tax holidays increased our net income in the fiscal years ended March 31, 2006 and 2007 by $1.2 million and $2.4 million, respectively.

Our effective tax rates were 8.1% and (23.6%) for the fiscal years ended March 31, 2006 and 2007, respectively. At December 31, 2006, we determined that it was more likely than not that our deferred tax assets would be realized based upon our positive cumulative operating results and our assessment of our expected future results. As a result, we released our valuation allowance and recognized a discrete income tax benefit of $5.0 million in our statement of operations for the fiscal year ended March 31, 2007. Our effective tax rate in future periods will be affected by the geographic distribution of our earnings, as well as the availability of tax holidays in India and Sri Lanka.

Indian tax proposals

In May 2007, the Parliament of India enacted the Finance Act, 2007, which makes several changes to the tax regime in India. The changes introduced by the new statute include a service tax on rental property income, minimum alternative income tax and fringe benefit taxes, and increases in the corporate income and dividend distribution tax rates. The most significant change is the imposition of the fringe benefit tax on stock compensation paid to our Indian employees. We are still in the process of evaluating the potential impact of these changes, which may adversely affect our earnings and cash flow.

Application of critical accounting estimates and risks

Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or GAAP. Preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the preparation of our financial statements when both of the following are present:

•	the estimate is complex in nature or requires a high degree of judgment

•	the use of different estimates and assumptions could have a material impact on the consolidated financial statements

We have discussed the development and selection of our critical accounting estimates and related disclosures with the audit committee of our board of directors. Those estimates critical to the preparation of our consolidated financial statements are listed below.

Revenue recognition

Our revenue is derived from a variety of IT consulting, technology implementation and application outsourcing services. Our services are performed under both time-and-material and fixed-price arrangements. All revenue is recognized pursuant to GAAP. Revenue is recognized as work is performed and amounts are earned in accordance with the SEC Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For contracts with fees billed on a time-and-materials basis, we generally recognize revenue over the period of performance.

Fixed-price engagements are accounted for under the percentage-of-completion method in accordance with the American Institute of Certified Public Accountants Statement of Position, or SOP, 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under the percentage-of-completion method, we estimate the percentage-of-completion by comparing the actual number of work days performed to date to the estimated total number of days required to complete each engagement. The use of the percentage-of-completion method requires significant judgment relative to estimating total contract revenue and costs to completion, including assumptions and estimates relative to the length of time to complete the project, the nature and complexity of the work to be performed and anticipated changes in other engagement-related costs. Estimates of total contract revenue and costs to completion are continually monitored during the term of the contract and are subject to revision as the contract progresses. Unforeseen circumstances may arise during an engagement requiring us to revise our original estimates and may cause the estimated profitability to decrease. When revisions in estimated contract revenue and efforts are determined, such adjustments are recorded in the period in which they are first identified. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized as milestones are achieved or when final deliverables have been accepted.

Income taxes

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple jurisdictions. We record liabilities for estimated tax obligations in the United States and other tax jurisdictions. Determining the consolidated provision for income tax expense, tax reserves, deferred tax assets and liabilities and related valuation allowance, if any, involves judgment. We calculate and provide for income taxes in each of the jurisdictions in which we operate, including India, Sri Lanka, the United States and the United Kingdom, and this can involve complex issues which require an extended period of time to resolve. In the year of any such resolution, additional adjustments may need to be recorded that result in increases or decreases to income. Our overall effective tax rate fluctuates due to a variety of factors, including changes in the geographic mix or estimated level of annual pretax income, as well as newly enacted tax legislation in each of the jurisdictions in which we operate.

Applicable transfer pricing regulations require that transactions between and among our subsidiaries be conducted at an arm’s-length price. On an ongoing basis we estimate an appropriate arm’s-length price and use such estimate for our intercompany transactions.

On an ongoing basis, we evaluate whether a valuation allowance is needed to reduce our deferred tax assets to the amount that is more likely than not to be realized. This evaluation considers the weight of all available evidence, including both future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we will not be able to realize a recognized deferred tax asset in the future, an adjustment to the valuation allowance would be made resulting in a decrease in income in the period such determination was made. Likewise, should we determine that we will be able to realize all or part of an unrecognized deferred tax asset in the future, an adjustment to the valuation allowance would be made resulting in an increase to income (or equity in the case of excess stock option tax benefits). At December 31, 2006, we determined that it was more likely than not that our deferred tax assets would be realized based upon our positive cumulative operating results and our assessment of our expected future results. As a result, we released our valuation allowance and recognized a discrete income tax benefit of $5.0 million in our statement of operations for the fiscal year ended March 31, 2007.

We have benefited from long-term income tax holiday arrangements in both India and Sri Lanka. Our Indian subsidiary is an export-oriented company that is entitled to claim a tax exemption for a period of ten years for each Software Technology Park, or STP, it operates. All STP holidays will be completely phased out by March 2009 and, at that time, any profits could be fully taxable at the Indian statutory rate, which is currently 34.0%. Although we believe we have complied with and are eligible for the STP holiday, it is possible that upon examination the government of India may deem us ineligible for the STP holiday or make adjustments to the profit level. In anticipation of the phase-out of the STP holidays, we intend to locate at least a portion of our Indian operations in areas designated as SEZs to secure additional tax exemptions for a period of ten years, which could extend to 15 years if we meet certain reinvestment requirements. Our Sri Lankan subsidiary has been granted an income tax holiday by the Sri Lanka Board of Investment which expires on March 31, 2019. The tax holiday is contingent upon a certain level of job creation during a given timetable. Any inability to meet the agreed upon level or timetable for new job creation would jeopardize this holiday arrangement. Primarily as a result of these tax holiday arrangements, our worldwide profit has been subject to a relatively low effective tax rate, and the loss of any of these arrangements would increase our overall effective tax rate.

It is our intent to reinvest all accumulated earnings from India and Sri Lanka back into their respective operations to fund growth. As a component of this strategy, pursuant to Accounting Principles Board Opinion No. 23, Accounting for Income Taxes-Special Areas, we do not accrue incremental U.S. taxes on Indian or Sri Lanka earnings as these earnings are considered to be permanently or indefinitely reinvested outside of the United States. If such earnings were to be repatriated in the future or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings, which would increase our overall effective tax rate.

Share-based compensation

Prior to April 1, 2005, we accounted for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair market value of our common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. We had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which was released in December 2002 as an amendment to SFAS 123 and used the Black-Scholes method of valuing stock options as allowed for non-public companies.

Effective April 1, 2005, we adopted SFAS No. 123R, Share-Based Payment, or SFAS 123R, using the modified prospective method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, certain non-employee consultants and directors based on estimated fair values. Accordingly, the statements of operations for the fiscal years ended March 31, 2006 and 2007 include the expensing of the compensation cost related to newly granted stock option awards, as well as for those issued in prior years that vest after the adoption date. In connection with our adoption of SFAS 123R, we recorded share-based compensation expense for the fiscal year ended March 31, 2006 related to share-based payments granted prior to April 1, 2005 and unvested as of that date of approximately $1.6 million, calculated in accordance with SFAS 123. Under SFAS 123R, we estimate the fair value of stock options and cash-settled stock appreciation rights, or SARs, granted using the Black-Scholes option-pricing model and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair value of cash-settled SARS are marked-to-market and recorded as a liability on a quarterly basis. This model also utilizes the estimated fair value of our common stock as determined by our board of directors and requires that, at the date of grant, we estimate the expected term of the share-based award, the expected volatility of the price of our common stock over the expected term, risk-free interest rates and expected dividend yield of our common stock to determine the estimated fair value.

The fair value of our options issued during the fiscal years ended March 31, 2006 and 2007 was determined using the Black-Scholes model with the following range of assumptions:

Expected dividend yield	0%
Risk-free interest rate	4.16-4.86%
Expected option term (in years)	5-10
Volatility	50-80%

The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term assumption is based on the simplified or “safe-haven” method outlined in the Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, No. 107 since we are a privately-held company with share-based compensation plans that are relatively new and, accordingly, we have relatively little experience or history to be able to determine the expected period or term over which our awards will be held before exercise. As we have been operating as a private company since inception with no active market for our stock or traded options, it is not possible to use actual price volatility data. Therefore, we estimated the volatility of our common stock based on a composite six-year, historical volatility of peer group companies which approximates our expected term of option awards as determined using the simplified method as stated in SAB 107. Using an expected volatility based on the average historical volatility of other entities may result in variability when compared to actual historical volatility once we have a public market for our common stock. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury issues with terms equal to the expected lives of the stock options. We have never and do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in our option pricing model. We determined the amount of share-based compensation expense for the fiscal years ended March 31, 2006 and 2007, based on awards that we ultimately expected to vest, taking into account estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what has been recorded. Share-based awards are allocated to expense on a straight-line basis over the requisite service period.

We believe there is a high degree of subjectivity involved when using option-pricing models to estimate share-based compensation under SFAS 123R. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics different from those of freely traded options and because changes in the subjective input assumptions can materially affect our estimates of fair values (such as attrition), in our opinion, existing valuation models, including Black-Scholes, may not provide reliable measures of the fair values of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123R using an option-pricing model, that value may not be indicative of the fair value observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions in the application of SFAS 123R in future periods than those currently applied under SFAS 123R and those previously applied under SFAS 123 in determining our pro forma amounts, the compensation expense that we record in the future under SFAS 123R may differ significantly from what we have reported during the fiscal year ended March 31, 2007 and what we have reported as our pro forma expense during the period prior to adoption of SFAS 123R.

Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of relevant factors including our operating and financial performance and corporate milestones, the prices at which we sold shares of our redeemable convertible preferred stock in arms-length transactions, the composition of and changes to our management team, the superior rights and preferences of securities senior to our common stock at the time of each grant and the likelihood of achieving a liquidity event for the shares of common stock underlying stock options. Our board of directors also obtained retrospective valuations for stock options granted prior to June 30, 2004, and contemporaneous valuations for those equity awards granted on or after June 30, 2004.

With the exception of stock appreciation rights, or SARs, grants made in August and November 2005, all stock options and SARs issued since then have been granted with exercise prices equal to or in excess of the fair value of our common stock as determined by our board of directors. In August 2005, the board of directors granted 69,745 SARs with an exercise price of $1.57 per SAR. At that time, the board of directors had determined that the fair value of our common stock was $2.13 per share. In determining such fair value, the board of directors considered the factors described above and the board of directors’ assessment of the uncertainties regarding our results of operations and financial condition for the then current quarter. In November 2005, the board of directors granted 16,621 SARs with an exercise price of $1.57 per SAR. At that time, the board of directors had determined that the fair value of our common stock was $2.38 per share based on the foregoing factors. Our board of directors also obtained contemporaneous valuations of our common stock in connection with the August 2005 and November 2005 SARs grants. In determining the fair value of our common stock since March 31, 2006, our enterprise value was estimated based on the income approach, which was validated through comparison to the enterprise value estimated using the market approach. The income approach involves applying appropriate discount rates to estimate cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach includes projected revenue, profit and cash flows which reflect management’s best estimates of our future operations; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount rate which reflects the illiquid nature of the company and the risks associated with the business.

The market approach provides an indication of our value by comparison to long-term growth rates, margins and revenue multiples of similar publicly-traded companies and transactions in our industry. Using the resulting enterprise value, the fair value of our common stock was then estimated using the option-pricing method. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event and estimates of the volatility of our equity securities. The anticipated timing of a liquidity event was based on our plans of an initial public offering and our board of directors’ judgment. Estimating the volatility of the share price of a privately-held company is subjective because there is no readily available market for its shares. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA’s Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation to determine the fair value of our common stock.

On August 7, 2006, December 18, 2006 and February 27, 2007, we granted options to purchase an aggregate of 388,403, 197,669 and 23,960 shares of our common stock at $4.19, $7.39 and $10.08 per share, respectively. The reasons for the difference between the fair value of our common stock on each of these dates and $14.00, which is the initial public offering price, are as follows:

•	In determining the fair value of the common stock on August 7, 2006 of $4.19 per share, our board of directors took into account our operating results, greater visibility into our revenue and net income projections as compared to prior periods and our continuing momentum, offset by the timing and remoteness of any liquidity event in our common stock, such as an initial public offering

•	The increase in the fair value of our common stock on December 18, 2006 to $7.39 per share was attributable to increased demand which resulted in increases to our then current 2007 revenue and net income projections of 7% and 22%, respectively. This increase was driven by the expansion of several strategic accounts in communications, technology, insurance and financial services coupled with our ability to successfully execute against our business plan and exceed our prior-period revenue and profitability projections. In addition, the remoteness of a liquidity event diminished as our prospects for an initial public offering increased

•	The increase in the fair value of our common stock on February 27, 2007 to $10.08 per share was primarily attributable to our continued ability to successfully execute against our business plan as demonstrated by our ability to exceed six consecutive quarterly financial targets, thereby providing reliability, dependability and predictability to meet future financial performance projections. We also had begun drafting sessions for an initial public offering, which further reduced the remoteness of a potential liquidity event

•	On March 29, 2007, we entered into a five-year IT services agreement with BT that was premised on BT making minimum aggregate expenditures of approximately $200 million over the term of the agreement. In connection with the agreement, we also sold 918,807 shares of our common stock to a wholly-owned subsidiary of BT at $12.27 per share

•	On April 6, 2007, we filed a registration statement with the Securities and Exchange Commission to sell stock in an initial public offering

•	Subsequent to March 29, 2007, our operating results continued to improve and we continued to exceed our quarterly revenue and income estimates

The difference between the fair value of our common stock on each of these dates and the initial public offering price was also attributable to the determination of the initial public offering price, in consultation with the managing underwriters of this offering, using updated market conditions, and our improved prospects for liquidity through this offering. Although it is reasonable to expect that the completion of this offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

The values of outstanding vested and unvested options as of March 31, 2007 based on the difference between the initial public offering price of $14.00 per share and the exercise price of the options outstanding are as follows:

			Initial public
	Options	Fair value	offering fair value

Unvested	1,427,010	$4,657,748	$19,978,140
Vested	1,784,448	$4,595,565	$24,982,272

Long-lived assets

Our long-lived assets include property and equipment, long-term investments and capitalized software development costs. We evaluate the recoverability of our long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Such circumstances would include a significant decrease in the market price of a long-lived asset, a significant adverse change to the manner in which the asset is being used or its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes to the expected useful lives of these long-lived assets may also be an indicator of impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets and the resulting losses are included in the statement of operations.

Results of operations

Fiscal year ended March 31, 2006 compared to fiscal year ended March 31, 2007

The following table presents an overview of our results of operations for the fiscal years ended March 31, 2006 and 2007.

	Fiscal year ended
	March 31,
(dollars in thousands)	2006	2007	$ Change	% Change

Revenue	$76,935	$124,660	$47,725	62.0%
Costs of revenue	43,417	68,031	24,614	56.7

Gross profit	33,518	56,629	23,111	69.0
Operating expenses	32,925	42,478	9,553	29.0

Income from operations	593	14,151	13,558	2,286.3
Other income	1,564	1,209	(355)	(22.7)

Income before income tax expense (benefit)	2,157	15,360	13,203	612.1
Income tax expense (benefit)	176	(3,630)	(3,806)	(2,162.5)

Net income	$1,981	$18,990	$17,009	858.6%

Revenue

Revenue increased from $76.9 million in the fiscal year ended March 31, 2006 to $124.7 million in the fiscal year ended March 31, 2007, representing an increase of $47.7 million, or 62.0%. Billable time was the primary reason for the revenue growth, accounting for 83.8% of the total revenue increase. Increased average billing rates for IT professionals, reimbursable expenses and the strengthening of the U.K. pound sterling accounted for 6.9%, 3.2% and 6.1% of the total revenue increase, respectively. These increases were supported by strategic initiatives including hiring of key personnel and alignment with client markets. Our top five clients in the fiscal years ended March 31, 2006 and 2007 accounted for 42.6% and 49.0% of our revenue, respectively. Our top ten clients in the fiscal years ended March 31, 2006 and 2007 accounted for 61.8% and 72.0% of our revenue, respectively. U.S. revenue increased 39.9% from $66.0 million in the fiscal year ended March 31, 2006 to $92.4 million in the fiscal year ended March 31, 2007. U.K. revenue increased 200.0% from $10.6 million in the fiscal year ended March 31, 2006 to $31.9 million in the fiscal year ended March 31, 2007, due to growth in revenue from one of our significant clients and we also experienced a $2.9 million increase in revenue attributable to the strengthening of the U.K. pound sterling as compared to the U.S. dollar during the fiscal year ended March 31, 2007. We do not expect our U.K. revenue to continue to grow as a percentage of our total revenue. Revenue from onsite and offshore resources accounted for 40% and 60%, and 47% and 53%, during the fiscal years ended March 31, 2006 and 2007, respectively.

Costs of revenue

Costs of revenue increased from $43.4 million in the fiscal year ended March 31, 2006 to $68.0 million in the fiscal year ended March 31, 2007, an increase of $24.6 million, or 56.7%. A significant portion of the increase was attributable to an increase in the number of IT professionals to support revenue growth, from 2,113 as of March 31, 2006 to 3,312 as of March 31, 2007, resulting in additional costs of $21.1 million. We also incurred $2.5 million of additional costs related to subcontractors working on client engagements for the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006. Salary increases in India and Sri Lanka during the fiscal year ended March 31, 2007 added $0.4 million to our costs of revenue. Share-based compensation expense rose from $0.5 million in the fiscal year ended March 31, 2006 to $1.2 million in the fiscal year ended March 31, 2007. The increases were offset by the effects of a stronger U.S. dollar against the Indian rupee during the fiscal year ended March 31, 2007, decreasing our costs of revenue by approximately $0.3 million. We entered into foreign currency forward contracts which offset the impact of foreign currency exposure by $0.2 million.

Gross profit

Our gross profit increased from $33.5 million in the fiscal year ended March 31, 2006 to $56.6 million in the fiscal year ended March 31, 2007, an increase of $23.1 million, or 69.0%, due to increases in our revenue. Our gross margin increased from 43.6% in the fiscal year ended March 31, 2006 to 45.4% in the fiscal year ended March 31, 2007. The gross margin improvement resulted primarily from higher utilization of IT professionals in the United Kingdom, due in large part to our efforts to establish our U.K. delivery organization in prior periods in advance of anticipated revenue.

Operating expenses

Operating expenses increased from $32.9 million in the fiscal year ended March 31, 2006 to $42.5 million in the fiscal year ended March 31, 2007, an increase of $9.6 million, or 29.0%. Of the increase, $2.6 million was attributable to facilities expenses to accommodate the increase in the number of team members in India, Sri Lanka and the United Kingdom; $0.7 million was attributable to marketing programs, including branding and business development programs; and $0.6 million was attributable to recruiting and training of additional sales and administrative staff to support our growth. In addition, we invested $3.7 million in professional services and travel expenses to establish a financial shared-services center in India to provide back-office transactional support to our Indian, U.K. and U.S. finance organizations and to formalize our internal control framework in anticipation of meeting the standards set forth by the Sarbanes-Oxley Act of 2002. The increase was also attributable to increased salary and benefit costs of $2.8 million and share-based compensation expense of $0.4 million. There was also an increase in supply costs of $0.2 million. These increases were partially offset by reductions of approximately $1.4 million in other expenses and fees. Effects of foreign currency exchange rates were not material during the fiscal year ended March 31, 2007.

In the fiscal years ended March 31, 2006 and 2007, we invested in sales, marketing, IT infrastructure, human resource programs and financial operations. Our investments in our infrastructure, principally in staff and systems, provided us with higher economies of scale and supported our revenue growth. As a result, our operating expenses as a percentage of revenue decreased from 42.8% in the fiscal year ended March 31, 2006 to 34.1% in the fiscal year ended March 31, 2007.

Income from operations

Income from operations increased from $0.6 million in the fiscal year ended March 31, 2006 to $14.2 million in the fiscal year ended March 31, 2007, an increase of $13.6 million. This improvement resulted from higher gross profit and lower operating expenses as a percentage of revenue. As a percentage of revenue, income from operations increased from 0.8% in the fiscal year ended March 31, 2006 to 11.4% in the fiscal year ended March 31, 2007.

Other income (expense)

Other income decreased from $1.6 million in the fiscal year ended March 31, 2006 to $1.2 million in the fiscal year ended March 31, 2007. The decrease is primarily attributable to the absence of investment gains of $0.9 million, partially offset by an increase in interest income by $0.4 million in the fiscal year ended March 31, 2007 due to a higher average cash balance.

Income tax expense (benefit)

We had income tax expense of $0.2 million in the fiscal year ended March 31, 2006 compared to an income tax benefit of $3.6 million in the fiscal year ended March 31, 2007. This decrease in tax expense is largely related to the recognition of a discrete income tax benefit of $5.0 million due to the reversal of our deferred tax asset valuation allowance in our statement of operations during the fiscal year ended March 31, 2007. This was partially offset by the provision of $1.4 million in taxes in the fiscal year ended March 31, 2007. Also reflected in the provision are higher U.S. federal and state income taxes due to higher U.S. profit levels. Our effective tax rate was 8.1% for the fiscal year ended March 31, 2006 as compared to an income tax benefit rate of 23.6% for the fiscal year ended March 31, 2007.

Net income

Net income increased from $2.0 million in the fiscal year ended March 31, 2006 to $19.0 million in the fiscal year ended March 31, 2007, an increase of $17.0 million. The increase in revenue, offset by comparatively smaller increases in costs of revenue and operating expenses and the recognition of a discrete income tax benefit of $5.0 million due to the reversal of our deferred tax valuation allowance were the primary contributors to this positive growth in net income.

Fiscal year ended March 31, 2005 compared to fiscal year ended March 31, 2006

The following table presents an overview of our results of operations for the fiscal years ended March 31, 2005 and 2006.

	Fiscal year
	ended March 31,
(dollars in thousands)	2005	2006	$ Change	% Change

Revenue	$60,484	$76,935	$16,451	27.2%
Costs of revenue	31,813	43,417	11,604	36.5

Gross profit	28,671	33,518	4,847	16.9
Operating expenses	27,838	32,925	5,087	18.3

Income from operations	833	593	(240)	(28.8)
Other income	376	1,564	1,188	316.0

Income before income tax expense	1,209	2,157	948	78.4
Income tax expense	99	176	77	77.8

Net income	$1,110	$1,981	$871	78.5%

Revenue

Revenue increased from $60.5 million in the fiscal year ended March 31, 2005 to $76.9 million in the fiscal year ended March 31, 2006, representing an increase of $16.5 million, or 27.2%. The increase in billable time and average billing rates represented 108.3% and 1.2% of the total revenue increase, respectively. These revenue increases were partially offset by decreases in reimbursable expenses and the weakening of the U.K. pound sterling, which lowered the total revenue increase by 4.7% and 4.9%, respectively. The loss of a significant consulting engagement during the fourth quarter of the fiscal year ended March 31, 2005 along with delays in the anticipated start of new projects constrained our revenue growth during the fiscal year ended March 31, 2006. Our top five clients accounted for $26.9 million and $32.8 million, or 44.5% and 42.6%, of total revenue for the fiscal years ended March 31, 2005 and 2006, respectively. Our top ten clients accounted for $39.5 million and $47.6 million, or 65.3% and 61.8%, of total revenue for the fiscal years ended March 31, 2005 and 2006, respectively. U.K. revenue grew to $10.6 million in the fiscal year ended March 31, 2006 from $1.9 million in the fiscal year ended March 31, 2005, an increase of over 450% due to growth in revenue from one of our significant clients. Increases in U.K. revenue were offset by $0.8 million as a result of the weakening of the U.K. pound sterling as compared to the U.S. dollar during the fiscal year ended March 31, 2006. Revenue from onsite and offshore resources accounted for 44% and 56% and 40% and 60%, during the fiscal years ended March 31, 2005 and 2006, respectively.

Costs of revenue

Costs of revenue increased from $31.8 million in the fiscal year ended March 31, 2005 to $43.4 million in the fiscal year ended March 31, 2006, an increase of $11.6 million, or 36.5%. As a percentage of revenue, costs of revenue increased from 52.6% to 56.4%. The number of our IT professionals grew from 1,976 as of March 31, 2005 to 2,113 as of March 31, 2006, resulting in additional costs of $6.1 million, while salary increases in India and Sri Lanka in 2006 added $1.4 million to our costs of revenue. We incurred $0.8 million of additional costs related to subcontractors working on client engagements and we incurred share-based compensation expense of $0.5 million as a result of adopting SFAS 123R as of April 1, 2005. We also incurred additional costs of $2.6 million related to the deployment of onsite teams for our U.K.-based clients. Effects of a stronger U.S. dollar against the Indian rupee in the fiscal year ended March 31, 2006 resulted in a decrease of approximately $0.2 million in our costs of revenue. We used foreign currency forward contracts which offset this currency exposure by $0.1 million.

Gross profit

Our gross profit increased from $28.7 million in the fiscal year ended March 31, 2005 to $33.5 million in the fiscal year ended March 31, 2006, an increase of $4.8 million, or 16.9%, due to increases in our revenue. Our gross margin decreased from 47.4% in the fiscal year ended March 31, 2005 to 43.6% in the fiscal year ended March 31, 2006.

The decrease in gross margin resulted from lower utilization of our IT professionals during the first half of the fiscal year ended March 31, 2006 resulting in part from the loss of a significant consulting engagement in the fourth quarter of the fiscal year ended March 31, 2005. As our revenue strengthened during the second, third and fourth quarters of the fiscal year ended March 31, 2006, our utilization rates improved. In addition, we experienced lower gross margins on U.K. revenue than those achieved historically in the United States due primarily to our efforts to build our U.K. delivery organization in advance of anticipated revenue.

Operating expenses

Operating expenses increased from $27.8 million in the fiscal year ended March 31, 2005 to $32.9 million in the fiscal year ended March 31, 2006, an increase of $5.1 million, or 18.3%. Compensation cost increased $3.4 million resulting from increased salary and benefit costs of $0.8 million, increased bonus and commission expense of $1.3 million and $1.3 million of incremental cost relating to the adoption of SFAS 123R on April 1, 2005. Facilities expense and spending on marketing, branding and business development programs increased by $1.2 million and $0.3 million, respectively, primarily as a result of our efforts to acquire new clients with a focus on supporting our expanding U.K. business. During the fiscal year ended March 31, 2006, we had expense of $0.2 million related to terminated internally-developed software projects. Effects of foreign currency exchange rates were not material during the fiscal year ended March 31, 2006.

Our operating expenses as a percentage of revenue decreased from 46.0% in the fiscal year ended March 31, 2005 to 42.8% in the fiscal year ended March 31, 2006. The decrease resulted primarily from our investment in infrastructure, principally staff and systems, which provided us with higher economies of scale and supported our revenue growth.

Income from operations

Income from operations decreased from $0.8 million in the fiscal year ended March 31, 2005 to $0.6 million in the fiscal year ended March 31, 2006, a decrease of $0.2 million. This decrease is due to lower gross margin in the fiscal year ended March 31, 2006, resulting from a lower utilization rate in the first half of the fiscal year ended March 31, 2006 and an increase in operating expenses greater than the increase in gross profit. As a percentage of revenue, income from operations decreased from 1.4% in the fiscal year ended March 31, 2005 to 0.8% in the fiscal year ended March 31, 2006.

Other income (expense)

Other income increased from $0.4 million in the fiscal year ended March 31, 2005 to $1.6 million in the fiscal year ended March 31, 2006. The increase was primarily attributable to an increase in gain on sale of investments of $0.8 million and an increase in interest income of $0.4 million due to higher average cash balances.

Income tax expense (benefit)

Our income tax expense increased from $0.1 million in the fiscal year ended March 31, 2005 to $0.2 million in the fiscal year ended March 31, 2006. Our effective tax rates were 8.2% and 8.1% for the fiscal years ended March 31, 2005 and 2006, respectively. Our income tax expense related primarily to U.S. income taxes and foreign income taxes of our foreign subsidiaries.

Net income

Net income increased from $1.1 million in the fiscal year ended March 31, 2005 to $2.0 million in the fiscal year ended March 31, 2006, an increase of $0.9 million. As a percentage of revenue, net income increased from 1.8% in the fiscal year ended March 31, 2005 to 2.6% in the fiscal year ended March 31, 2006. The growth in net income was primarily due to an increase in revenue offset by comparatively smaller increases in operating expenses.

Quarterly results of operations

The following tables present our unaudited consolidated statements of operations data in U.S. dollars and as a percentage of revenue for the eight fiscal quarters in the two-year period ended March 31, 2007. You should read the following tables together with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited statements of operations data on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our operating results for the quarters presented.

Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,

(in thousands)	2005	2005	2005	2006	2006	2006	2006	2007

Revenue	$15,357	$17,285	$21,098	$23,195	$25,625	$30,090	$33,673	$35,272
Costs of revenue	9,493	10,078	11,444	12,402	14,038	16,231	18,361	19,401

Gross profit	5,864	7,207	9,654	10,793	11,587	13,859	15,312	15,871
Operating expenses	7,731	7,766	8,350	9,078	9,273	10,173	11,243	11,788

Income (loss) from operations	(1,867)	(559)	1,304	1,715	2,314	3,686	4,069	4,083
Other income (expense)	101	75	485	903	681	237	288	3

Income (loss) before income tax expense (benefit)	(1,766)	(484)	1,789	2,618	2,995	3,923	4,357	4,086
Income tax expense (benefit)	68	57	39	12	107	130	(4,317)	450

Net income (loss)	$(1,834)	$(541)	$1,750	$2,606	$2,888	$3,793	$8,674	$3,636

	Three months ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,

	2005	2005	2005	2006	2006	2006	2006	2007

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs of revenue	62	58	54	53	55	54	55	55
Gross profit	38	42	46	47	45	46	45	45
Operating expenses	50	45	40	39	36	34	33	33
Income (loss) from operations	(12)	(3)	6	8	9	12	12	11
Other income)	1	—	2	3	3	1	1	—
Income (loss) before income tax expense (benefit)	(12)	(3)	8	11	12	13	13	11
Income tax expense (benefit)	—	—	—	—	—	—	(13)	1
Net income (loss)	(12)	(3)	8	11	12	13	26	10

We experience some level of seasonality because many of our clients undergo their budget approval process during the first quarter of the calendar year, which corresponds to our fourth quarter ending March 31. This process may delay project approvals and could cause revenue to be deferred from our fourth fiscal quarter to our first fiscal quarter of the following year.

Our annual review and promotion cycle and the corresponding pay increases generally become effective as of April 1 at our global delivery centers. This factor generally results in an increase in our costs of revenue and has a negative effect on gross margin during our first fiscal quarter.

Liquidity and capital resources

We have financed our operations primarily from sales of shares of equity securities, including preferred and common stock and from cash from operations. We have not borrowed against our existing or preceding credit facilities.

As of March 31, 2007, we had cash and cash equivalents of $45.1 million, of which $5.5 million was held outside the United States. We have a $3.0 million revolving line of credit with a bank. This facility provides a $1.5 million sub-limit for letters of credit. The revolving line of credit also includes a foreign exchange line of credit requiring 15% of foreign exchange contracts to be supported by our borrowing base which does not support any foreign currency contracts at March 31, 2007. Advances under our credit facility accrue interest at an annual rate equal to the prime rate minus 0.25%. Our credit facility is secured by the grant of a security interest in all of our U.S. assets in favor of the bank and contains financial and reporting covenants and limitations. We are currently in compliance with all covenants contained in our credit facility and believe that our credit facility provides sufficient flexibility so that we will remain in compliance with its terms. Our credit facility expires on September 30, 2007. We intend to renew this line prior to its expiration. As of March 31, 2007, we had no amounts outstanding under this credit facility.

The funds held at locations outside of the United States are for future operating expenses and we have no intention of repatriating those funds. We are not, however, restricted in repatriating those funds back to the United States, if necessary. If we decide to remit funds from India to the United States in the form of dividends, they would be subject to Indian dividend distribution tax, which is currently at a rate of approximately 14%, as well as U.S. corporate income tax on the dividends.

We believe that our available cash and cash equivalents, cash flows expected to be generated from operations and net proceeds from this offering will be adequate to satisfy our current and planned operations for the foreseeable future. Our ability to expand and grow our business in accordance with current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flow increases, our continued intent not to repatriate earnings from India and Sri Lanka and the availability of public and private debt and equity financing. Although we currently have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we may incur debt or sell additional equity to finance those acquisitions.

Anticipated capital expenditures

We are beginning the work to build a facility as part of a planned campus on a 6.3 acre site in Hyderabad, India. We expect to construct and build out this facility, which will be approximately 340,000 square feet, over the next three fiscal years at a total estimated cost of $30.0 million, of which we anticipate spending between $10.0 million and $12.0 million during the fiscal year ending March 31, 2008. We plan to fund the construction and build-out of this facility with a portion of the net proceeds of this offering. We expect other capital expenditures in the normal course for fiscal 2008 to be approximately $8.0 million, primarily for leasehold improvements, capital equipment and purchased software.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Fiscal year ended March 31,
(in thousands)	2005	2006	2007

Net cash provided by (used for) operating activities	$(296)	$1,892	$11,120
Net cash used for investing activities	(3,112)	(865)	(5,492)
Net cash provided by financing activities	1,447	659	8,971
Effect of exchange rate on cash	6	145	243

Net increase (decrease) in cash and cash equivalents	(1,955)	1,831	14,842
Cash and cash equivalents, beginning of year	30,361	28,406	30,237

Cash and cash equivalents, end of year	$28,406	$30,237	$45,079

Net cash provided by (used for) operating activities

Net cash of $1.9 million was provided by operations during the fiscal year ended March 31, 2006 as compared to $11.1 million during the fiscal year ended March 31, 2007. This increase was directly attributable to our increase in net income of $17.0 million in the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006. Changes in non-cash items impacting net income from the fiscal year ended March 31, 2006 to the fiscal year ended March 31, 2007 were $1.1 million of increased share-based compensation expense and a $0.9 million reduction on the gain on sale of equity investment, offset by a $5.0 million decrease in our deferred tax asset valuation allowance. Working Capital changes from the prior period related to accounts receivable and deferred revenue of $6.1 million and $0.7 million, respectively, reduced cash provided by operations and were offset by an increase in accounts payable of $2.0 million.

Net cash of $0.3 million was used for operations during the fiscal year ended March 31, 2005 as compared to net cash of $1.9 million provided from operations during the fiscal year ended March 31, 2006. This increase was directly attributable to our increased revenue during the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005 providing an increase in net income for the comparative period of $0.9 million. In addition, cash provided from operations was improved from increases in accrued compensation and expenses of $3.5 million, deferred revenue of $0.8 million and income taxes payable of $0.4 million, partially offset by an increase in our accounts receivable balance of $4.2 million and gain on sale of equity of $0.8 million. There were increases in non-cash charges for share-based compensation expense of $1.5 million in the fiscal year ended March 31, 2006, as compared to the fiscal year ended March 31, 2005.

Net cash used for investing activities

Net cash used for investing activities was $0.9 million during the fiscal year ended March 31, 2006 as compared to $5.5 million during the fiscal year ended March 31, 2007. During the fiscal year ended March 31, 2007, we invested $4.8 million in facilities and equipment at our global delivery centers in India and Sri Lanka to support our revenue growth. We contained our facilities and equipment spending and made an effort to redeploy existing equipment during the fiscal year ended March 31, 2006 due to lower utilization at our global delivery centers in India and Sri Lanka, particularly during the first half of the fiscal year ended March 31, 2006.

Net cash used for investing activities was $3.1 million in the fiscal year ended March 31, 2005 as compared to $0.9 million in the fiscal year ended March 31, 2006. Our efforts to contain facilities and equipment spending through redeployment of existing equipment led to a decrease in cash used during the fiscal year ended March 31, 2006. During the fiscal years ended March 31, 2005 and 2006, we received cash from sales of equity investments of $0.4 million and $0.5 million, respectively.

Net cash provided by (used for) financing activities

Net cash of $0.7 million was provided by financing activities during the fiscal year ended March 31, 2006 as compared to net cash of $9.0 million provided by financing activities during the fiscal year ended March 31, 2007. The increase was due to proceeds of $11.0 million, net of expenses, on the sale of common stock to a wholly-owned subsidiary of BT in addition to $0.5 million in cash provided by other stock sales and option exercises during the fiscal year ended March 31, 2007 as compared to proceeds from sales of common stock and option exercises of $0.9 million in the fiscal year ended March 31, 2006. Restricted cash increased by $0.9 million, year-over-year, and payments on capital leases decreased by $0.2 million in the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006 due to our efforts to end these arrangements. In the fiscal year ended March 31, 2007, we incurred $1.8 million of costs attributable to this offering.

Net cash of $1.4 million was provided by financing activities during the fiscal year ended March 31, 2005 as compared to $0.7 million during the fiscal year ended March 31, 2006. The decrease was primarily due to proceeds from the sale of common stock of $1.5 million in the fiscal year ended March 31, 2005 as compared to proceeds from sales of common stock of $0.8 million and exercises of employee stock options of $0.1 million in the fiscal year ended March 31, 2006. Capital lease payments were $0.1 million and $0.2 million in the fiscal years ended March 31, 2005 and 2006, respectively.

Contractual obligations

We have no long-term debt and have various contractual obligations and commercial commitments. The following table sets forth our future contractual obligations and commercial commitments as of March 31, 2007.

	Payments due by period
		Less than	1-3	3-5
(in thousands)	Total	1 year	years	years	5+ years

Operating lease obligations(1)	$10,128	$3,462	$5,113	$1,553	$—
Defined benefit plan(2)	2,383	64	232	431	1,656

Total	$12,511	$3,526	$5,345	$1,984	$1,656

(1)	Our obligations under our operating leases consist of future payments related to our real estate leases.

(2)	We accrue and contribute to benefit funds covering our employees in India and Sri Lanka. The amounts in the table represent the expected benefits to be paid out over the next 10 years. We are not able to quantify expected benefit payments beyond 10 years with any certainty.

Off-balance sheet arrangements

We do not have any investments in special purpose entities or undisclosed borrowings or debt. We have cash-secured letters of credit totaling approximately $1.6 million at March 31, 2007.

We have entered into derivative foreign currency forward contracts with the objective of limiting our exposure to changes in the Indian rupee described below in “Qualitative and quantitative disclosures about market risk.” The changes in fair value of these derivative instruments of $12,000, $133,000 and $202,000 were taken into account in the statement of operations for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. We use quoted market prices from published sources or brokers to value these contracts.

Other than these foreign currency forward contracts, we have not entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

Reconciliation of non-GAAP financial measures

The following table includes certain non-GAAP financial measures, namely adjusted net income and adjusted net income per share, which exclude the impact of a one-time tax benefit related to the release of our deferred tax asset valuation allowance. This table also includes reconciliations of net income presented in accordance with GAAP to these non-GAAP financial measures. Internally, we use financial statements that exclude the benefit related to the release of our deferred tax asset valuation allowance for the following purposes: financial and operational decision making, evaluating period-to-period comparisons and making comparisons of our operating results to that of our competitors. Further, we believe that the presentation of these non-GAAP financial measures provides useful information to investors because our consolidated statements of operations for the fiscal years ended March 31, 2005 and 2006 do not reflect the impact of a one-time tax benefit, and, therefore, the presentation of the non-GAAP financial measures enhances an investor’s ability to make period-to-period comparisons of our operating results. Although we believe the non-GAAP financial measures presented in this prospectus enhance an investor’s understanding of our performance, these non-GAAP financial measures should not be considered a substitute for GAAP financial measures.

	Fiscal year ended March 31,
(in thousands, except per share data)	2005	2006	2007

Net income	$1,110	$1,981	$18,990
Discrete tax benefit associated with release of deferred tax asset valuation allowance	—	—	(5,040)

Adjusted net income	$1,110	$1,981	$13,950

Adjusted net income per share
Basic	$0.07	$0.12	$0.80
Diluted	$0.06	$0.11	$0.76
GAAP net income per share
Basic	$0.07	$0.12	$1.09
Diluted	$0.06	$0.11	$1.03

Recent accounting pronouncements

In July 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, 150-5, Accounting Under SFAS 150 for Freestanding Warrants and Other Similar Instruments on Redeemable Shares. FSP 150-5 clarifies that warrants on shares that are redeemable or puttable immediately upon exercise and warrants on shares that are redeemable or puttable in the future qualify as liabilities under SFAS 150, regardless of the redemption feature or redemption price. FSP 150-5 was effective for the first reporting period beginning after June 30, 2005, with resulting changes to prior period statements reported as a cumulative effect of an accounting change in accordance with the transition provisions of SFAS 150. The adoption of FSP 150-5 did not have a material impact on our financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments, or SFAS No. 155, which is an amendment to SFAS No. 133 and SFAS No. 140 and allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for an entity’s first fiscal year that begins after September 15, 2006. We do not expect SFAS No. 155 to have a material impact on our financial position or results of operations.

In June 2006, the FASB issued Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently in the process of assessing the impact that FIN 48 will have on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact that SFAS No. 157 will have on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R). This standard requires recognition of the funded status of benefit plans in statements of financial position. The standard also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules and modifies the timing of reporting and adds certain disclosures. The recognition and disclosure elements of SFAS No. 158 are effective for fiscal years ending after December 15, 2006, and the measurement elements are effective for fiscal years ending after December 15, 2008. We adopted the recognition and disclosure requirements of SFAS No. 158 for the fiscal year ending March 31, 2007. This adoption did not have a material impact on our financial position or results of operations.

In February 2007, the FASB released SFAS 159, The Fair Value Option for Financial Assets and Financial Liability. SFAS 159 allows entities to measure many financial instruments and certain other items at their fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will adopt SFAS 159 in our fiscal year beginning on April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet determined its impact on our financial position or results of operations.

Quantitative and qualitative disclosures about market risk

Exchange rate risk

We are exposed to foreign currency exchange rate risk in the ordinary course of doing business as we transact business in foreign currencies. We have historically entered into, and in the future we may enter into, foreign currency derivative contracts to provide an economic hedge of non-U.S. dollar currency exchange exposures. The purpose of this foreign exchange policy is to protect us from the risk that the eventual cash flows from Indian rupee denominated expenses might be adversely affected by changes in exchange rates. At March 31, 2006, we had outstanding contracts of $10.5 million to offset the exposure of the Indian rupee. These contracts did not qualify for hedge accounting under SFAS 133: Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. We had no outstanding foreign currency derivative contracts at March 31, 2007.

We are in the process of evaluating our foreign exchange policy to address foreign exchange exposures on our balance sheet and operating cash flows from U.K. pounds sterling and Indian rupees. We are considering a program to mitigate the effect of the fluctuations of these currencies in relation to our reporting currency.

Sensitivity analysis is used as a primary tool in evaluating the effects of changes in foreign currency exchange rates, interest rates and commodity prices on our business operations. The analysis quantifies the impact of potential changes in these rates and prices on our earnings, cash flows and fair values of assets and liabilities during the forecast period, most commonly within a one-year period. The ranges of changes used for the purpose of this analysis reflect our view of changes that are reasonably possible over the forecast period. Fair values are the present value of projected future cash flows based on market rates and chosen prices.

Interest rate risk

We do not believe we are exposed to material direct risks associated with changes in interest rates. As of March 31, 2007, we had $45.1 million in cash and cash equivalents and short-term investments, the interest income from which is affected by changes in short-term interest rates. We had no debt outstanding as of March 31, 2007.

Concentration of credit risk

Financial instruments which potentially expose us to concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable and unbilled accounts receivable. We place our temporary cash in liquid investments at highly-rated financial institutions. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral. Credit losses and write-offs of accounts receivable balances have historically not been material to our financial statements and have not exceeded our expectations.

Business

Overview

We are a global information technology services company. We use an offshore delivery model to provide a broad range of IT services, including IT consulting, technology implementation and application outsourcing. Using our enhanced global delivery model, innovative platforming approach and industry expertise, we provide cost-effective services that enable our clients to use IT to enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Headquartered in Massachusetts, we have offices in the United States and the United Kingdom and global delivery centers in Hyderabad and Chennai, India and Colombo, Sri Lanka. We have experienced compounded annual revenue growth of 50% over the five-year period ended March 31, 2007.

Our enhanced global delivery model leverages a highly-efficient onsite-to-offshore service delivery mix and proprietary tools and processes to manage and accelerate delivery, foster innovation and promote continual improvement. Our global service delivery teams work seamlessly at our client locations and at our global delivery centers in India and Sri Lanka to provide value-added services rapidly and cost-effectively. They do this by using our enhanced global delivery model, which we manage to a 20/80 onsite-to-offshore service delivery mix.

We apply our innovative platforming approach across all of our services. We help our clients combine common business processes and rules, technology frameworks and data into reusable application platforms that can be leveraged across the enterprise to build, enhance and maintain existing and future applications. Our platforming approach enables our clients to continually improve their software platforms and applications in response to changing business needs and evolving technologies while also realizing long-term and ongoing cost savings.

We provide our IT services primarily to enterprises engaged in the following industries: communications and technology; banking, financial services and insurance; and media and information. Our current clients include leading global enterprises such as Aetna Life Insurance Company, British Telecommunications plc, ING North America Insurance Corporation, International Business Machines Corporation, Iron Mountain Information Management, Inc., JPMorgan Chase Bank, N.A. and Thomson Healthcare Inc., and leading enterprise software developers such as Pegasystems Inc. and Vignette Corporation. We have a high level of repeat business among our clients. For instance, during the fiscal year ended March 31, 2007, 97% of our revenue came from clients to whom we had been providing services for at least one year and 84% came from clients to whom we had been providing services for at least two years. Our top ten clients accounted for approximately 65%, 62% and 72% of our total revenue in the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

Industry background

The role of IT in enterprises has grown far beyond operational support to become a source of competitive advantage. Enterprises are using Internet-based IT applications to facilitate critical interactions with customers, vendors and partners to compete in a global, real-time environment. At the same time, enterprises are using IT applications and data to address regulatory changes, meet market demands and improve business efficiency. As a result, leading enterprises are using IT to accelerate time-to-market, increase productivity and improve customer service.

While enterprises expect IT to play a key role in driving business growth and productivity, they are under increasing pressure to control costs. According to an October 2006 Gartner report, annual IT budgets increased less than 3% for the fourth year in a row while a February 2007 Gartner press release forecasts an average growth rate of 3% for 2007. As a result, business and technology leaders are expected to address IT challenges of increasing scope and complexity with limited resources under rigorous time constraints.

Many enterprises increasingly manage their technology costs and shortage of locally-available IT professionals by outsourcing IT services offshore. According to a 2006 IDC report, 20.8% of U.S. IT services, including application management, custom application development, IT consulting, information systems outsourcing, systems integration and other related activities, will move to offshore players by 2010. Using a global delivery model, IT service providers employ skilled labor in lower-cost geographies in order to cost-effectively deliver high quality services to their clients. According to IDC, in 2005, the largest markets for these offshore IT services were concentrated in the United States and in Europe, the Middle East and Africa with market shares of 79.6% and 17.4%, respectively.

A 2005 NASSCOM-McKinsey report estimates that global offshore IT services adoption will increase at a compounded annual growth rate of 24.4% from $18.4 billion for the 12 months ended March 31, 2005 to $55.0 billion for the 12 months ending March 31, 2010. This exceeds the estimate in IDC’s 2007 Worldwide IT Spending 2006-2010 Forecast Update by Vertical Market of 5.8% compounded annual growth rate for the overall IT services industry from calendar year 2005 to calendar year 2010.

Engaging offshore IT service providers to improve business performance, beyond reducing costs, can be challenging. The rate of technological change, the impact of mergers and acquisitions and a historical approach to building and managing stand-alone, legacy IT systems and applications have led to fragmented IT environments. Enterprises often support multiple IT applications that vary in capabilities and cannot interoperate effectively, creating IT application silos. These fragmented IT environments are complex, inefficient and costly to maintain and operate. They limit an enterprise’s ability to leverage valuable corporate IT assets, including business processes and rules, technology frameworks and data. We believe enterprises seek service providers that can cost-effectively address this range of complex challenges.

Our solution

We deliver a broad range of IT services using an enhanced global delivery model and an innovative platforming approach. We have significant domain expertise in IT-intensive industries, including communications and technology, BFSI and media and information. We enable our clients to leverage IT to improve business performance, use IT assets more effectively and reduce IT costs.

Broad range of IT services. We provide a broad range of IT services, either individually or as part of an end-to-end solution, from IT consulting and technology implementation to application outsourcing. Our IT consulting services include strategic activities such as defining technology roadmaps, providing architecture services and assessing application portfolios. Our technology implementation services include application development, systems integration and legacy system conversion and enablement. Our application outsourcing services include application enhancement and maintenance and infrastructure management.

Enhanced global delivery model. We believe we have an enhanced and integrated global delivery model. Our enhanced global delivery model leverages a highly-efficient onsite-to-offshore service delivery mix and proprietary tools and processes to manage and accelerate delivery, foster innovation and promote continual improvement. We manage to a 20/80 onsite-to-offshore service delivery mix, which allows us to provide value-added services rapidly and cost-effectively. During the past three fiscal years, we performed more than 80% of our total billable hours at our offshore global delivery centers. Our onsite client service teams comprise senior technical and industry experts, who work on an integrated basis with our offshore teams in India and Sri Lanka. We leverage our global delivery model across all of our service offerings.

Platforming approach. We apply an innovative platforming approach across our IT consulting, technology implementation and application outsourcing services to reduce costs, increase productivity and improve the efficiency and effectiveness of our clients’ IT application environments. As part of our platforming approach, we assess our clients’ application environments to identify common elements, such as business processes and rules, technology frameworks and data. We incorporate those common elements into one or more application platforms that can be leveraged across the enterprise to build, enhance and maintain existing and future applications. Our platforming approach enables our clients to continually improve their software platforms and applications in response to changing business needs and evolving technologies while also realizing long-term and ongoing cost savings.

We enable our clients to use IT to accelerate time-to-market, increase productivity and improve customer service. We are able to reduce costs through our enhanced global delivery model. We also reduce the effort and costs required to maintain and develop IT applications by streamlining and consolidating our clients’ applications on an ongoing basis. We believe that our solution provides our clients with the consultative and high-value services associated with large consulting and systems integration firms, the cost-effectiveness associated with offshore IT outsourcing firms and ongoing benefits of our innovative platforming approach.

Our growth strategy

Key elements of our growth strategy include:

Deepen and grow our client base. We seek to deepen and broaden our existing client relationships and grow our client base. Our global account management and service delivery teams focus on expanding existing client relationships and converting new engagements to long-term relationships. We intend to leverage our executive-level relationships and preferred vendor status with many of our clients to extend our service offerings across those enterprises. For example, in March 2007, BT entered into a five-year IT services agreement with us and also purchased, through a wholly-owned subsidiary, 918,807 shares of our common stock. We also have a dedicated business development team focused on generating engagements with new clients. Our software company clients provide an additional channel for establishing new client relationships. We plan to expand our domestic and international presence, either directly or through strategic alliances, to pursue new market opportunities.

Expand our service offerings. We seek to create new and innovative service offerings by analyzing emerging technologies and industry trends and changing client needs. Our industry solution teams work closely with our marketing group, industry and technology practice groups and research and development teams to develop new, highly-differentiated services. We then test and refine these new services based on feedback from our clients, strategic alliances and industry analysts.

Deepen and expand our industry expertise. We seek to deepen our existing industry expertise and develop expertise in new vertically-oriented industries. Our experience in the communications and technology, BFSI and media and information services industries has enabled us to deliver increased value to our clients in these sectors. We also plan to extend our domain expertise to adjacent industries, where we can directly leverage existing in-house skills, experience and client relationships. We also may make acquisitions to deepen or expand our industry expertise.

Strengthen our brand. We seek to enhance our profile and brand equity to help us acquire new clients, enhance our existing client relationships and attract and retain talented team members. We believe our platforming approach to IT services positions us as a thought leader with clients and enables us to attract and retain talented team members. We promote our brand through a range of marketing and communications activities.

Develop new strategic alliances. We seek to strengthen our existing strategic alliances and build new ones. We intend to leverage our strategic alliances with software companies to win new clients, extend our services to existing clients and enter new geographic or industry markets. Some of these alliances are with software companies who are our clients. We believe these alliances provide us with an opportunity to access new markets and new clients. In addition, our strategic alliances with software companies allow us to share sales leads, develop joint account plans and engage in joint marketing activities. We believe that some of these alliances with software company clients enable us to compete more effectively for the technology implementation and support services required by our clients’ customers.

Services

We provide a broad range of IT consulting, technology implementation and application outsourcing services to our clients, either individually or as part of an end-to-end solution.

IT consulting services

We provide IT consulting services to assist our clients with their continually-changing IT environments. Our goal is to help them to continually improve the effectiveness and efficiency of their IT application environments by adopting and evolving towards re-useable software platforms. We help clients analyze business and/or technology problems and identify and design platform-based solutions. We also assist our clients in planning their IT initiatives and transition plans.

Our IT consulting services include the following assessment and planning, architecture and design and governance-related services:

Assessment
and planning services	Architecture and design services	Governance-related services
• application inventory and portfolio assessment • business/technology alignment analysis • IT strategic planning • quality assurance process consulting	• enterprise architecture analysis • technology roadmaps • product evaluation and selection • business process analysis and design	• program governance and change management • program management office planning • IT process/methodology consulting

During our consulting engagements, we often leverage proprietary frameworks and tools to differentiate our services and to accelerate delivery. Examples of these frameworks and tools include our Strategic Enterprise Information Roadmap framework and our Business Process Visualization tools. We believe that our consulting services are also differentiated in that we are typically able to leverage our global delivery model for our engagements. Our onsite teams work directly with our clients to understand and analyze the current-state problems and to design the conceptual solutions. Our offshore teams work seamlessly with our onsite teams to design and expand the conceptual solution, research alternatives, perform detailed analyses, develop prototypes and proofs-of-concept and produce detailed reports. We believe that this approach reduces cost, allows us to explore more alternatives in the same amount of time and improves the quality of our deliverables.

Technology implementation services

Our technology implementation services involve building, testing and deploying IT applications, and consolidating and rationalizing our clients’ existing IT applications and IT environments into platforms.

Our technology implementation services include the following development, legacy asset management, data warehousing and testing services:

	Legacy asset	Data
Development services	management services	warehousing services	Testing services
• application development • package implementation and integration • software product engineering • Business Process Management implementations	• systems consolidation and rationalization • technology migration and porting • web-enablement of legacy applications	• data management and transformation • business intelligence, reporting and decision support	• testing frameworks • automation of test data and cases • test cycle execution

Our technology implementation services are typically characterized by short delivery cycles, stringent service levels and evolving requirements. We have incorporated rapid, iterative development techniques into our approach, extensively employing prototyping, solution demonstration labs and other collaboration tools that enable us to work closely with our clients to understand and adapt to their changing business needs. As a result, we are able to develop and deploy applications quickly, often within solution delivery cycles of less than three months. We provide technology implementation services across Microsoft- and Java-based, client-server and mainframe technologies.

Application outsourcing services

We provide a broad set of application outsourcing services that enable us to provide comprehensive support for our clients’ software applications and platforms. We endeavor to continually improve the applications under our management and to evolve our clients’ IT applications into leverageable platforms.

Our application outsourcing services include the following application and platform management, infrastructure management and quality assurance management services:

Application and platform	Infrastructure	Quality assurance
management services	management services	management services
• production support • maintenance and enhancement of custom-built and package-based applications • ongoing software engineering services for software companies	• systems administration • database administration • monitoring	• outsourcing of quality assurance planning • preparation of test cases, scripts and data • execution of test cases, scripts and data

We believe that our application outsourcing services are differentiated because they are based on the principle of migrating installed applications to flexible platforms that can sustain further growth and business change. We do this by:

•	developing a roadmap for the evolution of applications into platforms

•	establishing an ongoing planning and governance process for managing change

•	analyzing applications for common patterns and service

•	identifying application components that can be extended or enhanced as core components

•	integrating new functions, features and technologies into the target architecture

Platforming approach

Our platforming approach is embodied in a set of proprietary processes, tools and frameworks that addresses the fundamental challenges confronting IT executives. These challenges include the rising costs of technology ownership and the need to accelerate time-to-market, improve service and enhance productivity. With IT spending increasing at a modest rate, business and technology executives face the challenge of doing more with limited budget increases.

Our platforming approach draws from analogs in industries that standardize on platforms composed of common components and assemblies used across multiple product lines. Similarly, we work with our clients to evolve their diverse software assets into unified, rationalized software platforms. Our platforming approach leads to simplified and standardized software components and assemblies that work together harmoniously and readily adapt to support new business applications. For example, a software platform for trading, once developed within an investment bank, can be the foundation for the bank’s diverse trading applications in equities, bonds and currencies. Our platforming approach stands in contrast to traditional enterprise application development projects, where different applications remain separate and isolated from each other, replicating business logic, technology frameworks and enterprise data.

At the center of our platforming approach is a five-level maturity framework, illustrated below, that allows us to adapt our service offerings to meet our clients’ unique needs. At lower levels of maturity, few assets are created and reused; consequently, agility, total cost of ownership and ability to quickly meet client needs are sub-optimal. As organizations mature along this continuum, substantial intellectual property is created and embodied in software platforms that enable steady gains in agility, reduce overall cost of ownership and accelerate time-to-market.

Platforming services

Level 1 represents traditional applications where every line of code is embedded and unique to the application and every application is monolithic. Level 2 applications are less monolithic and more flexible and demonstrate characteristics such as configurability and customizability. Level 3 are advanced applications where the common code components and software assets are leveraged across multiple application families and product lines. Level 4 applications are framework-driven where the core business logic is reused with appropriate custom logic built around them. At the highest level of maturity are Level 5 applications, where platforms are greatly leveraged to simplify and accelerate application development and maintenance.

Our platforming approach improves software quality and IT productivity. Software assets within platforms are reused across applications, their robustness and quality improves with time and our clients are able to develop software with fewer defects. A library of ready-made building blocks significantly enhances productivity and reduces software development risks compared to traditional methods. This establishes a cycle of continual improvement: the more an enterprise embraces platform-based solutions, the better the quality of its applications and the less the effort required to build, enhance and maintain them.

Global delivery model

We have developed an enhanced global delivery model that allows us to provide innovative IT services to our clients in a flexible, cost-effective and timely manner. Our model leverages an efficient onsite-to-offshore service delivery mix and our proprietary Global Innovation Process, or GIP, to manage and accelerate delivery, foster innovation and promote continual improvement.

Efficient onsite-to-offshore service delivery mix

We manage to a highly-efficient 20/80 onsite-to-offshore service delivery mix, which allows us to cost-effectively deliver value-added services and rapidly respond to changes in resources and requirements. During the past three fiscal years, we performed more than 80% of our total billable hours at our offshore global delivery centers. Using our global delivery model, we generally maintain onsite teams at our clients’ locations and offshore teams at one or more of our global delivery centers. Our onsite teams are generally composed of program and project managers, industry experts and senior business and technical consultants. Our offshore teams are generally composed of project managers, technical architects, business analysts and technical consultants. These teams are typically linked together through common processes and collaboration tools and a communications infrastructure that features secure, redundant paths enabling seamless global collaboration. Our global delivery model enables us to provide around-the-clock, world-class execution capabilities that span multiple time zones.

Global Innovation Process

Our enhanced global delivery model is built around our proprietary Global Innovation Process. GIP is a software lifecycle methodology that combines our decade-long experience building platform-based solutions for global clients with leading industry standards such as Rational Unified Process, eXtreme Programming, Capability Maturity Model and Product Line Engineering. By leveraging GIP templates, tools and artifacts across diverse disciplines such as requirements management, architecture, design, construction, testing, application outsourcing and production support, each team member is able to take advantage of tried and tested software engineering and platforming best practices and extend these benefits to clients.

We have adapted and incorporated modern techniques designed to accelerate the speed of development into GIP, including rapid prototyping, agile development and eXtreme Programming. During the initial process-tailoring phase of an engagement, we work with the client to define the specific approach and tools that will be used for the engagement. This process-tailoring takes into consideration the client’s business objectives, technology environment and currently-established development approach. We believe our innovative approach to adapting proven techniques into a custom process has been an important differentiator. For example, a large high-tech manufacturer engaged us to use our process-tailoring approach to design a common, standards-based development process for use by its own product development teams.

The backbone of GIP is our global delivery operations infrastructure. This infrastructure combines enabling tools and specialized teams that assist our project teams with important enabling services such as workforce planning, knowledge management, integrated process and program management and operational reporting and analysis.

Innovation and continual improvement

Two important aspects of our global delivery model are innovation and continual improvement. A dedicated process group provides three important functions: they continually monitor, test and incorporate new approaches, techniques, tools and frameworks into GIP; they advise project teams, particularly during the process-tailoring phase; and they monitor and audit projects to ensure compliance. New and innovative ideas and approaches are broadly shared throughout the organization, selectively incorporated into GIP and deployed through training. Clients also contribute to innovation and improvement as their ideas and experiences are incorporated into our body of knowledge. We also seek regular informal and formal client feedback. Our global leadership and executive team regularly interact with client leadership and each client is typically given a formal feedback survey on a quarterly basis. Client feedback is qualitatively and quantitatively analyzed and forms an important component of our teams’ performance assessments and our continual improvement plans.

Sales and marketing

Our global sales, marketing and business development teams seek to develop strong relationships with managers and executives at prospective and existing clients to establish long-term business relationships that continue to grow in size and strategic value. As of March 31, 2007, we had 59 sales, marketing and business development professionals, including sales managers, sales representatives, account managers, telemarketers, sales support personnel and marketing professionals.

The sales cycle for our services often includes initiating contact with a prospective client, understanding the prospective client’s business challenges and opportunities, performing discovery or assessment activities, submitting proposals, providing client case studies and references and developing proofs-of-concept or solution prototypes. We organize our sales teams by business unit with professionals who have specialized industry knowledge. This industry focus enables our sales teams to better understand the prospective client’s business and technology needs and to offer appropriate industry-focused solutions.

Sales and sales support. Our sales and sales support teams focus primarily on identifying, targeting and building relationships with prospective clients. These teams are supported in their efforts by industry specialists, technology consultants and solution architects, who work together to design client-specific solution proposals. Our sales and sales support teams are based in offices throughout India, Sri Lanka, the United Kingdom and the United States.

Account management. We assign experienced account managers who build and regularly update detailed account development plans for each of our clients. These managers are responsible for developing strong working relationships across the client organization, working day-to-day with the client and our service delivery teams to understand and address the client’s needs. Our account managers work closely with our clients to develop a detailed understanding of their business objectives and technology environments. We use this knowledge to identify and target additional consulting engagements and other outsourcing opportunities.

Marketing. We maintain a marketing presence in India, Sri Lanka, the United Kingdom and the United States. Our marketing team seeks to build our brand awareness and generate target lists and sales leads through industry events, press releases, thought leadership publications, direct marketing campaigns and referrals from clients, strategic alliances and industry analysts. The marketing team maintains frequent contact with industry analysts and experts to understand market trends and dynamics.

Strategic alliances. We have strategic alliances with software companies, some of which are also our clients, to provide services to their customers. We believe these alliances differentiate us from our competition. Our extensive engineering, quality assurance and technology implementation and support services to software companies enable us to compete more effectively for the technology implementation and support services required by their customers. In addition, our strategic alliances with software companies allow us to share sales leads, develop joint account plans and engage in joint marketing activities.

Clients and industry expertise

We market and provide our services primarily to companies in North America and the United Kingdom. For additional discussion regarding geographic information, see note 15 to our consolidated financial statements. A majority of our revenue for fiscal year ended March 31, 2006 was generated from Forbes Global 2000 firms or their subsidiaries. We believe that our regular, direct interaction with senior executives at these clients, the breadth of our client relationships and our reputation within these clients as a thought leader differentiates us from our competitors. The strength of our relationships has resulted in significant recurring revenue from existing clients. In the fiscal year ended March 31, 2007, 68% of our revenue came from clients who spent more than $5.0 million and 85% came from clients who spent more than $2.0 million.

We focus primarily on three industries: communications and technology, BFSI and media and information. We build expertise in these industries through our customer experience and industry alliances, by hiring industry specialists and by training our business analysts and other team members in industry-specific topics. Drawing on this expertise, we strive to develop industry-specific perspectives and services.

Communications and technology

For our communications clients, we focus on customer service, sales and billing functions and regulatory compliance and help them improve service levels, shorten time-to-market and modernize their IT environments. For our technology clients, which include hardware manufacturers and software companies, we provide a wide range of industry-specific service offerings, including product management services; product architecture, engineering and quality assurance services; and professional services to support product implementation and integration. These clients often employ cutting-edge technology and generally require strong technical skills and a deep understanding of the software product lifecycle. Our communications and technology clients include: British Telecommunications plc, Cisco Systems, Inc., International Business Machines Corporation, I-many, Inc., OpenPages, Inc., Oracle USA, Inc. and Siemens Energy and Automation, Inc.

Illustrative engagements with communications and technology clients include:

•	outsourcing of product catalog, sales, sales support, order management and trouble ticketing applications used to manage large customers, including ongoing support, delivery of new functionality, re-architecting and program management of new releases

•	design, development, iterative release and management of a web-based self-service portal through which all services are delivered to competitive service providers

•	strategy, planning and validation for the separation of numerous applications under a restructuring program

•	development and management of an automated messaging platform that reduces customer service costs and increases responsiveness to the client’s retail customers

•	outsourcing of ongoing product development and quality assurance for numerous software product vendors

•	development and management of a flexible-capacity solutions center that provides rapid turnaround and global support for IT projects, priced and performed on a utility basis

We have worked with BT, one of the world’s leading providers of communications solutions and services, as a client since November 2004, providing IT consulting, implementation and outsourcing services. In March 2007, we entered into a five-year IT services agreement with BT that is premised upon BT making minimum aggregate expenditures over the term of the agreement of approximately $200 million. In the event that BT fails to meet any of the annual minimum expenditure targets, BT will lose any discounts under the agreement for the applicable annual period. In such event, BT is also obligated to pay an increasing percentage of any expenditure shortfall to us as liquidated damages. BT is entitled to increasing discounts for expenditures above the annual minimum expenditure targets. As part of this IT services agreement, we are now eligible to bid on work across all divisions within BT.

Banking, financial services and insurance, or BFSI

We provide services to clients in the retail, wholesale and investment banking areas; financial transaction processors; and insurance companies encompassing life, property-and-casualty and health insurance. For our BFSI clients, we have developed industry-specific services for each of these sectors, such as an account opening framework for banks, compliance services for financial institutions and customer self-service solutions for insurance companies. The need to rationalize and consolidate legacy applications is pervasive across these industries and we have tailored our platforming approach to address these challenges. Our BFSI clients include: Aetna Life Insurance Company, Bear, Stearns & Co. Inc., Citistreet LLC, ING North America Insurance Corporation, JPMorgan Chase Bank, N.A., Metavante Corporation and Pegasystems Inc.

Illustrative engagements with BFSI clients include:

•	development of an IT strategy and roadmap for upgrading plan administration engines, including a multi-year roadmap, resource plan and cost-benefit analysis to consolidate numerous redundant interfaces and peripheral applications into a common platform

•	design and development of an online enrollment platform for retirement services participants

•	building and operating a Linux migration “factory” and migrating a suite of brokerage applications

•	software quality assurance outsourcing for health insurance sales, rating, quoting and channel management applications

•	development and ongoing support for a retail and commercial banking platform used by mid-tier banks in both service bureau and licensed models

•	application outsourcing for distributed retirement services applications

Media and information

For our media and information clients, we focus primarily on solutions involving electronic publishing, online learning, content management, information workflow and mobile content delivery as well as personalization, search technology and digital rights management. Many media and information providers are focused on building common platforms that provide customized content from multiple sources, customized and delivered to many consumers using numerous delivery mechanisms. We believe our platforming approach is ideally suited to these opportunities. Our media and information clients include: Aprimo Incorporated, eCollege.com, Iron Mountain Information Management, Inc., SkillSoft Corporation, Thomson Healthcare Inc., Publishing Technology plc and Vignette Corporation.

Illustrative engagements with media and information clients include:

•	implementation of an enterprise marketing management information platform at more than 20 companies

•	development and support of an e-learning platform used by colleges and universities

•	consolidation of a collection of online products that provide patent, literature and business information to the scientific community into a unified product with a common platform, using open-source technologies

•	re-platforming of a legacy suite of applications used by publishers to manage customer care, distribution, e-commerce, product information, fulfillment and rights and royalties

•	consolidation of five authentication and entitlement subsystems, used by more than 750,000 health care practitioners, into a unified system used to support access to a host of healthcare information services

Competition

The IT services market in which we operate is highly competitive, rapidly evolving and subject to shifting client needs and expectations. This market includes a large number of participants from a variety of market segments, including:

•	offshore IT outsourcing firms, such as Cognizant Technology Solutions Corporation, HCL Technologies Ltd., Infosys Technologies Limited, Patni Computer Systems Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited, Tech Mahindra Limited and Wipro Limited

•	consulting and systems integration firms, such as Accenture Ltd., BearingPoint, Inc., Cap Gemini S.A., Computer Sciences Corporation, Deloitte Consulting LLP, Electronic Data Systems Corporation, IBM Global Services Consulting and Sapient Corporation

We also occasionally compete with in-house IT departments, smaller vertically-focused IT service providers and local IT service providers based in the geographic areas where we compete. We expect additional competition from offshore IT outsourcing firms in emerging locations such as Eastern Europe, Latin America and China, as well as offshore IT service providers with facilities in less expensive geographies within India.

We believe that the principal competitive factors in our business include technical expertise and industry knowledge, a breadth of service offerings to provide one-stop solutions to clients, a well-developed recruiting, training and retention model, a responsiveness to clients’ business needs and quality of services. We believe that we compete favorably with respect to these factors. Many of our competitors, however, have significantly greater financial, technical and marketing resources and a greater number of IT professionals than we do. As a result, many of these companies may respond more quickly to changes in client requirements. We cannot assure you that we will continue to compete favorably or that we will be successful in the face of increasing competition.

Human resources

We seek to maintain a culture of innovation by aligning and empowering our team members at all levels of our organization. Our success depends upon our ability to attract, develop, motivate and retain highly-skilled and multi-dimensional team members. Our people management strategy is based on six key components: recruiting, performance management, training and development, employee engagement and communication, compensation and retention. Although not currently a material component of our people management strategy, we also retain subcontractors at all of our locations on an as-needed basis for specific client engagements.

Recruiting. Our global recruiting and hiring process addresses our need for a large number of highly-skilled, talented team members. In all of our recruiting and hiring efforts, we employ a rigorous and efficient interview process. We also employ technical and psychometric tests for our IT professional recruiting efforts in India and Sri Lanka. These tests evaluate basic technical skills, problem-solving capabilities, attitude, leadership potential, desired career path and compatibility with our team-oriented, thought-leadership culture.

We recruit from leading technical schools in India and Sri Lanka through dedicated campus hiring programs. We maintain a visible position in these schools through a variety of specialized programs, including IT curriculum development, classroom teaching and award sponsorships. We also recruit and hire laterally from leading IT service companies and use employee referrals as a significant part of our recruitment process.

Performance management. We have a sophisticated performance assessment process that evaluates team members and enables us to tailor individual development programs. Through this process, we assess performance levels, along with each team member’s potential. We create and manage development plans, adjust compensation and promote team members based on these assessments.

Training and development. We devote significant resources to train and integrate all new hires into our global team. We conduct a training program for all lateral hires that teaches them our culture and value system. We provide a comprehensive training program for our campus hires that combines classroom training with on-the-job learning and mentoring. We also engage a leading e-learning company to provide world-class leadership development to all our managers. We strive to continually measure and improve the effectiveness of our training and development programs based on team member feedback.

Employee engagement and communication. We believe open communication is essential to our team-oriented culture. We maintain multiple communication forums, such as regular company-wide updates from senior management, complemented by team member sessions at the regional, local and account levels, as well as regular town hall sessions to provide team members a voice with management.

Compensation. We consistently benchmark our compensation and benefits with relevant market data and make adjustments based on market trends and individual performance. Our compensation philosophy rewards performance by linking both variable compensation and salary increases to performance.

Retention. To attract, retain and motivate our team members, we seek to provide an environment that rewards entrepreneurial initiative, thought leadership and performance. In the fiscal year ended March 31, 2007, we experienced team member attrition at a rate of 16.1%, which included involuntary attrition. We define attrition as the ratio of the number of team members who have left us during a defined period to the total number of team members that were on our payroll at the end of the period. Our human resources team, working with our business units, proactively manages team member attrition by addressing many factors that improve retention, including:

•	providing team members with opportunities to handle challenging technical and organizational problems and learn our platforming approach

•	providing team members with clear career paths, rotation opportunities across clients and domains and opportunities to advance rapidly

•	providing team members opportunities to interact with our clients and help shape their IT strategy and solutioning

•	creating a strong peer group work environment that pushes our team members to succeed

•	creating a climate where there is a free exchange of ideas cutting across organizational hierarchy

•	creating a family-oriented work environment that is fun and engaging

•	recognizing team performance through highly-visible team recognition awards

As of March 31, 2007, we had 3,576 team members worldwide.

Facilities

Our principal executive offices are located in Westborough, Massachusetts, where we lease approximately 30,000 square feet. We also have sales and business development offices located in Reading and Watford in the United Kingdom.

We have global delivery centers located in Hyderabad and Chennai, India and Colombo, Sri Lanka. We lease space at four facilities in Hyderabad, India, totaling approximately 168,500 square feet, and at two facilities in Chennai, India, totaling approximately 103,000 square feet. In Colombo, Sri Lanka, we lease space at four facilities totaling approximately 183,600 square feet. Our leases vary in duration and term, have varying renewable terms and have expiration dates extending from 2007 to 2012. In addition, in March 2007, we entered into a 99-year lease for approximately 6.3 acres of land in Hyderabad, India, for the purpose of building a new campus.

We believe that our existing and planned facilities are adequate to support our existing operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Network and infrastructure

Our global IT infrastructure is designed to provide uninterrupted service to our clients. We utilize a secure, high-performance communications network to enable our clients’ systems to connect seamlessly to each of our offshore global delivery centers. We provide flexibility for our clients to operate their engagements from any of our offshore global delivery centers by using mainstream network topologies, including site-to-site Virtual Private Networks, International Private Leased Circuits and MultiProtocol Label Switching. We also provide videoconferencing, voice conferencing and Voice over Internet Protocol, capabilities to our global delivery teams and clients to enable clear and uninterrupted communication in our engagements, be it intra-company or with our clients.

We monitor our network performance on a 24x7 basis to ensure high levels of network availability and periodically upgrade our network to enhance and optimize network efficiency across all operating locations. We use leased telecommunication lines to provide redundant data and voice communication with our clients’ facilities and among all of our facilities in Asia, the United States and the United Kingdom. We also maintain multiple sites across our global delivery centers in India and Sri Lanka as back-up centers to provide for continuity of infrastructure and resources in the case of natural disasters or other events that may cause a business interruption.

We have also implemented numerous security measures in our network to protect our and our clients’ data, including multiple layers of anti-virus solutions, network intrusion detection, host intrusions detection and information monitoring. We are ISO 27001 certified and believe that we meet all of our clients’ stringent security requirements for ongoing business with them.

Intellectual property

We believe that our continued success depends in part on the skills of our team members, the ability of our team members to continue to innovate and our intellectual property rights. We rely on a combination of copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and proprietary methodologies. It is our policy to enter into confidentiality agreements with our team members and consultants and we generally control access to and distribution of our proprietary information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. We pursue the registration of certain of our trademarks and service marks in the United States and other countries. We have registered the mark “Virtusa” in the United States, the European Community and India and have filed for registration of “Virtusa” in Sri Lanka. We also have a registered service mark in the United States, “Productization,” which we use to describe our methodology and approach to delivery services. We have no issued patents.

Our business also involves the development of IT applications and other technology deliverables for our clients. Our clients usually own the intellectual property in the software applications we develop for them. We generally implement safeguards designed to protect our clients’ intellectual property in accordance with their needs and specifications. Our means of protecting our and our clients’ proprietary rights, however, may not be adequate. Despite our efforts, we may be unable to prevent or deter infringement or other unauthorized use of our and our clients’ intellectual property. Legal protections afford only limited protection for intellectual property rights and the laws of India and Sri Lanka do not protect intellectual property rights to the same extent as those in the United States and the United Kingdom. Time-consuming and expensive litigation may be necessary in the future to enforce these intellectual property rights.

In addition, we cannot assure you that our intellectual property or the intellectual property that we develop for our clients does not infringe the intellectual property rights of others, or will not in the future. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain licenses or cease delivery of the applications that contain the infringing technology.

Our corporate information

We were originally incorporated in Massachusetts in November 1996 as Technology Providers, Inc. We reincorporated in Delaware as eRunway, Inc. in May 2000 and subsequently changed our name to Virtusa Corporation in April 2002. Our principal executive offices are located at 2000 West Park Drive, Westborough, Massachusetts 01581, and our telephone number at this location is (508) 389-7300. Our website address is www.virtusa.com. We have included our website address as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of this prospectus.

Legal proceedings

We are not a party to any pending litigation or other legal proceedings that are likely to have a material adverse effect on our business, operations or financial condition.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors, including their ages as of March 31, 2007:

Name	Age	Position

Kris Canekeratne	41	Chairman and Chief Executive Officer
Danford F. Smith	46	President and Chief Operating Officer and Director
Thomas R. Holler	44	Executive Vice President of Finance and Chief Financial Officer
Roger Keith Modder	42	Executive Vice President and Managing Director—Asian Operations
T.N. Hari	41	Senior Vice President and Global Head of Human Resources
Robert E. Davoli(2)	58	Director
Andrew P. Goldfarb(2)	39	Director
Izhar Armony(3)	43	Director
Ronald T. Maheu(1)(3)	64	Director
Martin Trust(1)(2)	72	Director
Rowland T. Moriarty(1)(3)	60	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Krishan A. Canekeratne, one of our co-founders, has served as chairman of our board of directors from our inception and chief executive officer from 1996 to 1997 and from 2000 to the present. In 1997, Mr. Canekeratne co-founded eDocs, Inc., a provider of electronic account management and customer care, later acquired by Oracle Corporation. In 1989, Mr. Canekeratne was one of the founding team members of INSCI Corporation, a supplier of digital document repositories and integrated output management products and services and served as its senior vice president from 1992 to 1996. Mr. Canekeratne obtained his B.S. in Computer Science from Syracuse University.

Danford F. Smith has served as our president and chief operating officer and a member of our board of directors since joining us in September 2004. Prior to joining us, Mr. Smith worked for Cognizant Technology Solutions Corporation, a consulting services company, where he held roles of increasing responsibility since 1998, most recently as general manager from 2002 to 2004. Mr. Smith was a partner at CSC Consulting from 1990 to 1998. Mr. Smith earned his B.A. in Political Science from Williams College and his M.B.A. from Rutgers University.

Thomas R. Holler serves as our executive vice president of finance and chief financial officer and has been responsible for our finance, legal and administration functions since joining us in 2001. Before joining us, from 1996 to 2001, Mr. Holler was chief financial officer and vice president of finance at Cerulean Technology, Inc., a global supplier of wireless mobile applications and services, which was later acquired by Aether Systems Inc. Mr. Holler earned his B.S. in Business Administration from Wayne State University and his M.B.A. from Northeastern University.

Roger Keith Modder joined us in 2001 and serves as our executive vice president and managing director, Asian operations. Mr. Modder also was a member of our board of directors from April 2004 to October 2004. Prior to joining us, Mr. Modder worked for the John Keells Group where he held managing director positions for two IT solutions companies in the John Keells Group. Mr. Modder is a member of the board of directors of the Lanka Software Foundation and has been a member of the ICT Advisory Committee of the Sri Lanka Export Development Board.

Hari Thokalahalli Narasimha (T.N. Hari) joined us in March 2006 and serves as our senior vice president and global head of human resources since March 2006. Prior to joining us, from October 2002 to March 2006, Mr. Hari held various positions at IBM-Daksh, a BPO company in India, including the position vice president strategic human resources from April 2005 to March 2006. Prior to IBM-Daksh, from 1988 to September 2002, Mr. Hari held various positions at Tata Steel, including as head of human resources (new initiatives) from 2000 to September 2002. Mr. Hari has a Bachelor’s Degree in Mechanical Engineering from the Indian Institute of Technology, Chennai, India and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata, India.

Robert E. Davoli has been a member of our board of directors since 2000. Mr. Davoli has been managing director of Sigma Partners, a venture capital investment firm, since November 1995. From February 1993 to September 1994, Mr. Davoli was president and chief executive officer of Epoch Systems, Inc., a vendor of client-server data management software products. From 1990 to 1992, Mr. Davoli served as an executive officer of Sybase, Inc. (which acquired SQL Solutions). In 1985, Mr. Davoli founded SQL Solutions, a purveyor of services and tools for the relational database market where he was president and chief executive officer from 1985 to 1990. Mr. Davoli holds a B.A. in History from Ricker College and studied Computer Science at Northeastern University for two years.

Andrew P. Goldfarb has been a member of our board of directors since 2001. Mr. Goldfarb is co-founder and executive managing director of Globespan Capital Partners, a global venture capital firm investing in IT companies since 2003. Prior to Globespan Capital Partners, Mr. Goldfarb was senior managing director of JAFCO Ventures, where he established the Boston office in 1997. Prior to JAFCO, Mr. Goldfarb worked at Kikkoman Corporation in Tokyo. Mr. Goldfarb also sits on the board of several private companies. Mr. Goldfarb received an A.B. in East Asian Studies and Economics, magna cum laude, from Harvard College and received an M.B.A., with distinction, from Harvard Business School.

Izhar Armony has been a member of our board of directors since April 2004. Mr. Armony has been a partner at Charles River Ventures, a venture capital investment firm, since 1997. Mr. Armony is also a member of the Advisory Board of the Invention Science Fund. Prior to joining Charles River Ventures, Mr. Armony was with Onyx Interactive, an interactive training company based in Tel Aviv where he served as vice president of marketing and business development. Mr. Armony also served as an officer in the Israeli Army. Mr. Armony received an M.B.A. from the Wharton School of Business and an M.A. in Cognitive Psychology from the University of Tel Aviv in Israel.

Ronald T. Maheu has been a member of our board of directors since April 2004. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers LLP. Mr. Maheu was a senior partner at PricewaterhouseCoopers LLP from 1998 to July 2002. Mr. Maheu was a founding member of

Coopers & Lybrand’s board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the United States and global boards of partners and principals of PricewaterhouseCoopers until 2001. Mr. Maheu currently serves as a member of the board of directors of Wright Express Corporation and CRA International, Inc.

Martin Trust has been a member of our board of directors since October 2004. Mr. Trust is chief executive officer of Samtex (USA), Inc., a holding company engaged in the production of apparel and textile products, a position he has held since October 2003. Mr. Trust was senior advisor to Limited Brands, a retailer of apparel and personal care products, from 2001 to October 2003. Prior to that, Mr. Trust served as president and chief executive officer of Mast Industries, Inc., a contract manufacturer, importer and wholesaler of women’s apparel and wholly-owned subsidiary of Limited Brands, from 1970 to 2001. Mr. Trust has served in the capacity of cleared advisor to the United States Department of Commerce with regard to textile trade issues. Mr. Trust has been a member of the board of directors of Staples, Inc. since 1987 and currently serves as its lead director.

Rowland T. Moriarty has been a member of our board of directors since July 2006. Mr. Moriarty is currently chairman of the board of directors of CRA International, Inc., a worldwide economic and business consulting firm. Mr. Moriarty also serves as a member of the board of directors of Wright Express Corporation and Staples, Inc. Mr. Moriarty has been the president and chief executive officer of Cubex Corporation, a privately-held consulting company, since 1981. From 1981 to 1992, Mr. Moriarty was Professor of Business Administration at Harvard Business School. He received a D.B.A. from Harvard University, an M.B.A. from the Wharton School of Business and a B.A. from Rutgers University.

Mr. Canekeratne, our chief executive officer, is married to Tushara Canekeratne, a co-founder and our former executive vice president, technical operations. Ms. Canekeratne resigned from our company in April 2006.

Board composition

We currently have eight directors, each of whom was elected pursuant to the board composition provisions of our stockholders agreement and our certificate of incorporation. These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earliest of their resignation, death or removal.

Upon the closing of this offering, our board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. Our board of directors will consist of the following:

•	two class I directors (Messrs. Davoli and Goldfarb), whose initial terms will expire at the annual meeting of stockholders in 2008

•	three class II directors (Messrs. Armony, Trust and Moriarty) whose initial terms will expire at the annual meeting of stockholders in 2009

•	three class III directors (Messrs. Canekeratne, Smith and Maheu), whose initial terms will expire at the annual meeting of stockholders held in 2010

Our classified board of directors could have the effect of making it more difficult for a third party to acquire control of us.

Six of our current directors, Messrs. Armony, Davoli, Goldfarb, Maheu, Moriarty and Trust, are independent directors as defined in applicable NASDAQ Stock Market rules. There are no familial relationships among the members of our board of directors or our executive officers.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Stock Market and the Securities and Exchange Commission rules and regulations.

Audit committee. Messrs. Maheu, Moriarty and Trust currently serve on the audit committee, which is chaired by Mr. Maheu. Each member of the audit committee is “independent” as that term is defined in the rules of the Securities and Exchange Commission and the applicable NASDAQ Stock Market rules. Our board of directors has determined that each audit committee member has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Maheu as an “audit committee financial expert,” as defined under the applicable rules of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm

•	reviewing the overall audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns

•	recommending based upon the audit committee’s review and discussions with management and the independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions

•	reviewing quarterly earnings releases and scripts

Compensation committee. Messrs. Davoli, Goldfarb and Trust currently serve on the compensation committee, which is chaired by Mr. Trust. Each member of the compensation committee is “independent” as defined in the applicable NASDAQ Stock Market rules. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer

•	reviewing and approving the compensation of our other executive officers

•	reviewing and establishing our overall management compensation, philosophy and policy

•	overseeing and administering our compensation, welfare, benefit and pension and similar plans

•	reviewing and approving our policies and procedures for the grant of equity-based awards

•	reviewing and making recommendations to the board of directors with respect to director compensation

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K

Nominating and corporate governance committee. Messrs. Armony, Maheu and Moriarty currently serve on the nominating and corporate governance committee, which is chaired by Mr. Moriarty. Each member of the compensation committee is “independent” as defined in applicable NASDAQ Stock Market rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders

•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us

•	identifying individuals qualified to become members of the board of directors

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines

•	developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner

•	overseeing the evaluation of the board of directors and management

Compensation committee interlocks and insider participation

Mr. Canekeratne was a member of the compensation committee during our fiscal year ended March 31, 2007 and resigned from the compensation committee in May 2006. Mr. Canekeratne’s wife, Tushara Canekeratne, was employed by us as executive vice president, technical operations during the fiscal year ended March 31, 2007. Ms. Canekeratne resigned in April 2006 to pursue other endeavors.

None of our executive officers currently serve as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Corporate governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.virtusa.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Compensation

Compensation discussion and analysis

Overview

We believe that the compensation of our executive officers should focus executive behavior on the achievement of near-term corporate targets as well as long-term business objectives and strategies. We place significant emphasis on pay-for-performance compensation programs, which reward our executives when we achieve certain financial and business goals and create stockholder value. We use a combination of base salary, annual cash incentive compensation programs, a long-term equity incentive compensation program and a broad based benefits program to create a competitive compensation package for our executive management team. We describe below our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer and our other executive officers, who are collectively referred to as our named executive officers.

Administration and objectives of our executive compensation program

Our compensation committee is responsible for establishing and administering our policies governing the compensation for our executive officers, including executive officer salaries, bonuses and equity incentive compensation. Until May 2006, our chief executive officer served on our compensation committee and played a significant role in the determination of base salary, signing or retention bonuses, variable compensation and other forms of cash and equity-based compensation to be paid to our executive officers (other than his own). We restructured our compensation committee in May 2006 to be composed entirely of independent directors.

Our compensation committee has designed our overall executive compensation program to achieve the following objectives:

•	attract and retain talented and experienced executives

•	motivate and reward executives whose knowledge, skills and performance are critical to our success

•	provide a competitive compensation package that aligns the interests of our executive officers and stockholders by including a significant variable component which is weighted heavily toward performance-based rewards, based upon achievement of certain measurable operating results such as revenue and operating profit margin

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success

•	foster a shared commitment among executives by aligning their individual goals with our goals

•	compensate our executives to manage our business to meet our near-term and long-term objectives

We use a mix of short-term compensation (base salaries and cash incentive bonuses) and long-term compensation (equity incentive compensation) to provide a total compensation structure that is designed to achieve these objectives. We determine the percentage mix of compensation structures that we think is appropriate for each of our executive officers. In general, the compensation committee believes that a substantial percentage of the compensation of our executive officers should be performance-based. The compensation committee uses its judgment and experience and the recommendations of the chief executive officer (except for his own compensation) to determine the appropriate mix of compensation for each individual. In addition, beginning in 2007, our compensation committee retained Hewitt Associates, a human resources consulting firm, to assist the committee in developing our overall executive compensation and director compensation program for our 2008 fiscal year. We have engaged Hewitt Associates to develop a competitive peer group analysis for our compensation committee for benchmarking purposes for our 2008 fiscal year. For our fiscal year ended March 31, 2007 and prior periods, however, we did not use a formal peer group or any formal benchmarking in determining our total executive compensation or the primary components thereof. In determining whether to adjust the compensation of any one of our executive officers, including our named executive officers, we annually take into account the changes, if any, in the following:

•	market compensation levels

•	the contributions made by each executive officer

•	the performance of each executive officer

•	the increases or decreases in responsibilities and roles of each executive officer

•	the business needs for each executive officer

•	the relevance of each executive officer’s experience to other potential employers

•	the readiness of each executive officer to assume a more significant role within the organization

In addition, with respect to new executive officers, we take into account their prior base salary and annual incentive awards, their expected contribution and our business needs. We believe that our executive officers should be fairly compensated each year relative to market pay levels within our industry and that there should also be internal equity among our executive officers.

Executive compensation components

Our executive compensation program is primarily composed of base salary, annual incentive cash compensation payable on a semi-annual and annual basis and equity compensation. Our compensation committee has not adopted a formal policy for allocating between various forms of compensation. However, we generally strive to provide our named executive officers with a balance of short-term and long-term incentives to encourage consistently strong performance. With respect to various equity-based awards, we typically grant stock options as a means of providing longer-term equity-based incentives to our executives. In addition, we provide our executives with benefits that are generally available to our salaried employees, including medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) plan. Prior to April 2007, we had employment agreements with Messrs. Canekeratne, Smith, Modder and Holler which set forth their respective salaries, bonuses and, in certain cases, stock option awards and severance and change in control provisions. These agreements were each terminated in their entirety in April 2007 upon the execution by our executive officers of the executive agreements discussed below in the section entitled “Potential payments upon termination or change in control.”

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation, including base salary, incentive cash compensation and equity compensation, to be paid to each of our executives for our fiscal year ended March 31, 2007 based on a number of factors, including:

•	our understanding based on informal market data and the experiences of our compensation committee and board members of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities

•	the roles and responsibilities of our executives

•	the individual experience and skills of, and expected contributions from, our executives

•	the amounts of compensation being paid to our other executives

•	our executives’ historical compensation at our company

•	the provisions of applicable employment agreements

In addition to the criteria above, the actual amount and allocation of total compensation (i.e., base salary, variable incentive cash compensation awards and equity awards) paid or issued to our named executive officers also reflects the timing and circumstances of when the executive joined us, the equity holdings of the executive officer and the geographic location of such executive officer. For instance, our founder, chairman and chief executive officer, Mr. Canekeratne, has a substantial equity interest in us and his current cash and equity compensation partially reflects this situation, while cash and equity compensation of Mr. Smith, who joined us as president and chief operating officer in September 2004, partially reflects a negotiated employment and compensation package based on the then-current market conditions. In addition, the compensation paid to Mr. Modder, who joined us in 2001 and resides in Sri Lanka, and to Mr. Hari, who joined us in 2006 and resides in India, partially reflects the lower-cost geographies of Sri Lanka and India, respectively. Although no formal policy for allocating between various forms of compensation had been adopted prior to this offering, we have retained Hewitt Associates to assist us in developing a peer group of comparable companies for benchmarking purposes for each element of the compensation packages for our executive officers for fiscal year 2008.

In our most recent fiscal years, equity compensation has been less significant as an element of compensation. This is due, in part, because our chief executive officer held a significant amount of equity as a founder and had not, until July 2007, been awarded any option awards. Similarly, our president and chief operating officer and our global head of human resources received substantial equity grants when they were hired but have not received any subsequent equity awards. Only our chief financial officer and managing director of Asian operations received equity grants on a periodic basis. Given that our executive officers, as a group, will hold relatively small amounts of unvested equity awards after this offering, we would expect that equity compensation as an element of overall executive compensation will rise on a relative basis as we seek to provide long-term equity incentives to our executive officers. In this regard, our board of directors granted an option grant of 100,000 shares of common stock to Mr. Canekeratne upon effectiveness of this offering at an exercise price of $14.00, which is equal to the initial public offering price.

We discuss each of the primary elements of our executive compensation in detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation, each element to a greater or lesser extent serves each of our objectives.

Base salary. Our compensation committee annually reviews salary ranges and individual salaries for our executive officers. We have historically established base salaries for each of our executives based on many factors, including competition in the marketplace to hire and retain executives, experiences of our directors and leadership team with respect to salaries and compensation of executives in similarly situated companies in the IT industry and other similar industries, as well as additional factors which we believe enables us to hire and retain our leadership team in an extremely competitive environment. In March 2007, we also engaged Hewitt Associates to assist the compensation committee in conducting formal peer review analysis and developing our overall executive compensation program and philosophy for fiscal year 2008. Our compensation committee annually reviews salary ranges and individual salaries for our executive officers.

For our fiscal year ended March 31, 2007, the compensation committee established annual base salaries for our chief executive officer, our president and chief operating officer, our chief financial officer, our managing director of Asian operations and our senior vice president and global head of human resources of $225,000, $250,000, $190,000, $132,000 and $110,000, respectively. Although we establish the annual base salary amounts in U.S. dollars for our managing director of Asian operations (based in Sri Lanka) and our senior vice president and global head of human resources (based in India), we pay these salaries in Sri Lankan and Indian rupees, respectively. Therefore the amounts we pay our Asia-based executives may vary slightly from the established base salary amount because of fluctuations in foreign exchange rates during the year.

The fiscal 2007 annual base salaries represent an average increase of approximately 5.5% over the 2006 fiscal year base salaries for the named executive officers. We believe that the base salaries paid to our executive officers during our fiscal year ended March 31, 2007 achieve our executive compensation objectives and are competitive with those of similarly-situated companies.

Variable incentive cash compensation award program. We have designed our variable incentive cash compensation award program, or VCCP, to reward our executive officers upon the achievement of certain annual and semi-annual revenue and operating profit margin goals, as approved in advance by our compensation committee and board of directors. Our VCCP emphasizes pay-for-performance and is intended to closely align executive compensation with achievement of certain operating results and an increase in stockholder value. The compensation committee communicates the bonus criteria to the named executive officers at the beginning of the fiscal year. For our fiscal year ended March 31, 2007 our compensation committee (with board approval) set the revenue target at $107.4 million and annual operating profit margin at 10% (excluding SFAS 123R expense). The performance goals and bonus criteria established by the compensation committee under the VCCP are based on our historical operating results and growth rates as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the company. In this regard, our fiscal 2007 revenue and operating profit margin targets represented a 40% and 352% increase, respectively, over our actual fiscal 2006 revenue and operating profit margin (excluding SFAS 123R expense). Our actual fiscal 2006 revenue and operating profit margin (excluding SFAS 123R expense) increased 27% and 186%, respectively, over fiscal 2005 results. Although it is reasonable to expect the completion of this offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty. We measure such bonus criteria against actual operating results on both a semi-annual and annual basis.

For the semi-annual component of our VCCP, our compensation committee establishes a factor, typically below 50%, against which the annual targeted variable compensation amount is multiplied. If we achieve our revenue and operating profit margin targets for the first two quarters of our fiscal year, with visibility to support achievement of the overall annual performance criteria, we pay our executives their applicable semi-annual bonuses. For the annual variable component of our VCCP, we again measure our actual annual revenue and operating profit margin against the annual bonus criteria. If achieved, we pay our executives their applicable annual bonuses, taking into account the remaining weighted factor for annual bonuses, typically over 50%. For our fiscal year ended March 31, 2007, our compensation committee (with board approval) set the semi-annual factor at 40% and the annual factor at 60%. We believe that the use of this weighting system allows us to compensate for interim performance, while placing a greater emphasis on the full year results. In addition, for both the semi-annual and annual payouts, the VCCP provides for bonus adjustments of up to 110% and down to 75% of the target bonus payout, if, and to the extent, that our actual operating results are above the target bonus criteria or fall short of those criteria. For instance, for our fiscal year ended March 31, 2007, if we achieved revenue of $113 million and operating profit margin of 11% (excluding SFAS 123R expense), we would pay 110% of the targeted bonus. If we achieved $105 million in revenue and operating profit margin of 9.5% (excluding SFAS 123R expense), we would pay the minimum bonus of 75% of the targeted bonus amount. We would pay no bonus under our VCCP if we did not achieve the minimum revenue and operating profit margin targets. Based on our operating results for our fiscal year ended March 31, 2007, actual bonus payouts represented 110% of the fiscal 2007 targeted bonus. Any semi-annual payouts are not subject to forfeiture or offset, regardless of whether the annual bonus criteria are achieved. All payouts under our VCCP, whether on a semi-annual or annual basis, are based on actual results of operations and must be approved by our compensation committee and board of directors.

Our VCCP represents a significant percentage of our executive officers’ base salaries and varies depending on the seniority and position of the executive officer, thus aligning our executives’ compensation to our performance and creation of stockholder value. For our fiscal year ended March 31, 2007, the target bonuses under our VCCP for each of our named executive officers, as a percentage of base salary, were 77.8%, 80.0%, 31.6%, 32.6% and 18.2% for our chief executive officer, president and chief operating officer, chief financial officer, managing director of Asian operations and senior vice president and global head of human resources, respectively. As a result of upward bonus adjustments under our VCCP based on our fiscal 2007 operating results, actual bonus payouts for our fiscal year ended March 31, 2007 represented 85.6%, 88.0%, 34.7%, 36.3% and 19.6% of the base salaries for our chief executive officer, president and chief operating officer, chief financial officer, managing director of Asian operations and senior vice president and global head of human resources, respectively.

Our compensation committee and board of directors established the fiscal 2007 target bonuses for each individual executive officer based on the historical targets for such executive, the seniority and ability of the executive to drive corporate performance, the geographies in which such executive is located, provisions of their respective employment agreements that were negotiated at the time of hire and the experiences of our compensation committee and board members as to what they believed was appropriate. As a result of these factors, the target bonuses for our chief executive officer and our president and chief operating officer represented significantly higher percentages of their respective base salaries as compared to our other executive officers. For fiscal year 2008, we have engaged Hewitt Associates to assist our compensation committee to establish the parameters of our VCCP. Accordingly, target bonuses and bonus criteria for our fiscal year ended March 31, 2007 may not be indicative of the targets established for future years as our revenue growth and operating profit margin goals are likely to be adjusted as we grow and our mix of compensation elements may vary after we become a public company.

Equity compensation. We also use stock options and equity-based incentive programs to attract, retain, motivate and reward our executive officers. Through our equity-based grants, we seek to align the interests of our executive officers with our stockholders, reward and motivate both near-term and long-term executive performance and provide an incentive for retention. Our decisions regarding the amount and type of equity incentive compensation, the allocation of equity and relative weighting of these awards within total executive compensation have been based on our understanding and individual experiences of market practices of similarly-situated companies and our negotiations with our executives in connection with their initial employment or promotion. Equity-based incentive awards are intended to be the longer-term components of our overall executive compensation program. While annual incentive cash compensation is designed to encourage shorter-term performance—generally performance over a one-year period, equity-based awards are designed to encourage our named executives’ performance over several years.

To date, all grants of equity-based awards to our executive officers have been subject to approval first by the compensation committee and then by the board of directors at regularly scheduled meetings during the year. The date of grant and the fair market value of the award are based upon the date of the board meeting approving such grant. A number of factors are considered in determining the amount of equity incentive awards, if any, to grant to our executives, including:

•	the number of shares subject to, and exercise prices of, outstanding options, both vested and unvested, held by our executives

•	the vesting schedule of the unvested stock options held by our executives

•	the amount and percentage of our total equity on a diluted basis held by our executives

Equity compensation awards to our named executive officers primarily consists of stock option awards. Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to 10 years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over four years, beginning with 25% vesting one year after the date of grant, then pro-rata vesting quarterly thereafter.

In addition to stock option grants, our board of directors, upon approval and recommendation of our compensation committee, has also granted certain named executives immediately exercisable stock options which provide that the underlying shares of common stock will be subject to repurchase by us at the exercise price paid by the executive upon any termination event, with respect to the exercised shares which have not yet vested. The vesting of the shares underlying these option grants to our executive officers is the same as the vesting for stock option awards generally. Thus, while the executive is able to exercise the options immediately to take advantage of beneficial tax treatment in certain circumstances, the executive’s ability to retain the shares, and any appreciation of such shares are still dependent upon the executive’s continued service, the continued vesting of the shares so exercised and our growth and operational success. Thus, these grants continue to align the interests of the executive with those of the stockholders. Our compensation committee has authorized these equity awards, in its discretion and on a case by case basis to provide for an additional long-term incentive and to facilitate the long-term tax planning of the executive involved.

Although we adopted the 2005 Stock Appreciation Rights Plan in July 2005, we designed this plan principally for our foreign-based non-management employees in our Indian and Sri Lankan subsidiaries and do not grant any stock appreciation rights to any of our executive officers.

Except as described below, all historical option grants were made at what our board of directors determined to be the fair market value of our shares of our common stock on the respective grant dates. In May 2003, we granted an option to purchase 39,043 shares of our common stock to Mr. Modder, one of our named executive officers located in Sri Lanka, at an exercise price of $0.31 per share, which was below the fair market value of the common stock at the date of grant. Additionally, in November 2005, our board of directors approved the repricing of Mr. Smith’s stock option award for 798,722 shares from the original $6.89 per share price to $2.38 per share, the fair market value of our common stock at that time. We recognize stock-based compensation expense under SFAS 123R using the fair-value based method for all awards granted on or after the date of our adoption and these values have since been reflected in our consolidated financial statements.

On August 7, 2006, our board of directors granted a stock option to each of Messrs. Holler and Modder for the purchase of 23,961 shares of our common stock. On that same date, our board of directors granted Mr. Hari a stock option to purchase 70,287 shares of our common stock in connection with his hiring. We granted all of these stock options at an exercise price of $4.19 per share, the fair market value on the date of grant, as determined by our board of directors.

Our board of directors approved a stock option to Mr. Canekeratne for 100,000 shares of our common stock to be awarded upon effectiveness of this offering at an exercise price of $14.00, which is equal to the initial public offering price. This stock option will vest 100% on July 31, 2011, subject to 50% acceleration on each of March 31, 2009 and 2010 if specified revenue targets are achieved.

In April 2007, we adopted an equity award grant policy for 2007, effective as of the date of this prospectus, that formalizes how we grant equity awards to our officers and employees in the future. Under our equity award grant policy, all grants must be approved by the compensation committee. All equity awards will be made at fair market value based on the closing market price of our common stock on the NASDAQ Global Market on the effective date of grant. While our current equity incentive plans may permit the granting of equity awards at any time, our equity award grant policy provides that we will generally only grant incentive awards on a regularly scheduled basis, as follows:

•	grants made in connection with the hiring of a new employee or promotion of an existing employee will be made on a regular quarterly basis on the third trading day after we first publicly release our financial results for the quarter

•	grants made to existing employees, other than in connection with a promotion will be made, if at all, on an annual basis and will generally be made effective on the third trading day after we first publicly release our financial results for the prior quarter or year

Other benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We do not currently provide a matching contribution under our 401(k) plan. Moreover, with the exception of plans mandated by the governments of India and Sri Lanka, we do not offer retirement benefits. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our executive officers. The compensation committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. From time to time historically, our company has made loans to certain members of our management team to assist them in the exercise of stock options and long-term tax planning, although we no longer engage in such practice. In May 2002, pursuant to a promissory note, we loaned Mr. Holler, our chief financial officer, $42,208 so that he could purchase 27,520 shares of our common stock pursuant to a restricted stock agreement and pledge agreement where he used the shares as collateral. The note was due in May 2008 and carried interest at 7.0% per year, compounded annually. In February 2007, Mr. Holler paid in full the principal and accrued interest on the note. In addition, in December 2000, in connection with the hiring of Mr. Modder, our executive vice president and managing director, Asian operations, we also issued Mr. Modder a loan for 2,935,000 Sri Lankan rupees (or approximately $29,000). In March 2007, Mr. Modder paid off the principal amount of the loan in full. In our fiscal year ended March 31, 2007, the only perquisites we provided to any of our named executive officers other than those normally provided to all salaried employees were those made available to Mr. Modder, who resides in Sri Lanka. In addition to the value of the interest on the $29,000 interest-free loan referenced above, we provided Mr. Modder with full company-paid family life insurance, golf and athletic club memberships and the use of company-owned automobiles. Other than the non-interest bearing loan, the perquisites are considered normal and similar to those customarily provided to other Sri Lankan-based executives.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to its named executive officers. Certain performance-based compensation approved by stockholders is not subject to this deduction limit. Our compensation committee’s strategy in this regard is to be cost and tax effective. Therefore, the compensation committee intends to preserve corporate tax deductions, while maintaining the flexibility in the future to approve arrangements that it deems to be in our best interests and the best interests of our stockholders, even if such arrangements do not always qualify for full tax deductibility.

Severance and change in control benefits

In March 2007, our compensation committee engaged Hewitt Associates to provide advice, as well as a peer group analysis, for the purpose of the provision of severance and change in control benefits to our executive officers. Our peer group for these purposes consisted of 13 companies that are publicly held, have between $200 million and $800 million in annual revenues, are engaged principally in the IT services or IT consulting industries focused on services or technology and are based or headquartered in the United States. These companies included Analysts International Corporation, Answerthink, Inc., Computer Task Group, Inc., Covansys

Corporation, iGate Corporation, Infocrossing, Inc., Intelligroup, Inc., Kanbay International Inc., Patni Computer Systems, Inc., Sapient Corporation, Syntel Inc., TechTeam Global Inc. and WNS (Holdings) Limited. The compensation committee reviewed terms of severance programs and arrangements maintained by these peer companies, such as coverage (who amongst the executive officers are covered), benefit triggers (i.e., terminating events, like termination without cause, or resignation for “good reason” both prior to and after a change in control), coverage period (how long after a change in control would the benefits trigger or severance benefits be applicable), cash severance, continuation of health care benefits post termination and acceleration of vesting. Our goal in adopting severance and change in controls benefits was to offer competitive benefits to attract and retain our executive officers. See “—Potential payments upon termination of change in control” for a discussion of the severance and change in control benefits adopted by our compensation committee.

Summary compensation table

The following table sets forth information regarding compensation earned by our principal executive officer, principal financial officer and three other most highly compensated executive officers for the fiscal year ended as of March 31, 2007. We refer to these individuals as our named executive officers. The compensation in this table does not include certain perquisites and other personal benefits received by the named executive officers that did not exceed $10,000 in the aggregate in fiscal 2007.

2007 summary compensation table

							Change in
							pension
							value and
							nonqualified
					Non-equity		deferred
			Option		incentive plan		compensation		All other
		Salary	awards		compensation		earnings		compensation		Total
Name and principal position	Year	($)	($)(1)		($)(2)		($)		($)		($)

Kris Canekeratne,
Chairman and Chief Executive Officer	2007	225,000	—		192,500		—		—		417,500
Thomas R. Holler,
Executive Vice President of Finance and Chief Financial Officer	2007	190,000	37,042		66,000		—		—		293,042
Danford F. Smith,
President and Chief Operating Officer	2007	250,000	1,038,232	(3)	220,000	(3)	—		—		1,508,232
Roger Keith Modder,
Executive Vice President and Managing Director—Asian Operations(4)	2007	128,022	62,416		46,486		1,555	(5)	29,116	(6)	267,595
T.N. Hari,
Senior Vice President and Global Head of Human Resources(7)	2007	114,959	30,719		22,504		893	(8)	—		169,075

(1)	All stock options were granted at the fair market value on the date of grant under our 2000 Stock Option Plan, except for Mr. Smith’s options, which were granted outside of the 2000 Stock Option Plan. We account for stock option-based compensation under the provisions of SFAS 123R. The value reported above for each named executive officer is the amount of SFAS 123R compensation expense recognized for financial statement reporting purposes for the fiscal year ended March 31, 2007, assuming no option award forfeitures. For a discussion of the assumptions used for SFAS 123R valuations and compensation expense for the fiscal year ended March 31, 2007 see note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)	The non-equity incentive plan compensation amounts are the annual payouts under our VCCP award program approved by our compensation committee and the board of directors.

(3)	In November 2005, our board of directors approved the repricing of Mr. Smith’s stock option award from the original $6.89 per share price to $2.38 per share, the fair market value of our common stock at that time. The cumulative amount of additional compensation to be recognized due to this option repricing over the remaining service period is $501,546, of which $181,145 is included in the table above. In connection with this repricing, we amended Mr. Smith’s eligible performance-based bonus to reduce the target of $250,000 per year to $150,000 in fiscal year ended March 31, 2006 and $200,000 in each of the fiscal years ending March 31, 2007 and 2008.

(4)	All cash amounts are paid and recorded in Sri Lankan rupees and were translated into U.S. dollars using the fiscal year ended March 31, 2007 average exchange rate of $0.00944 per rupee.

(5)	Represents the year-over-year change in the value of accumulated pension benefits to be paid under the government-mandated Sri Lanka Defined Benefit Gratuity Plan.

(6)	Includes the value of the following perquisites: imputed interest at 8.5% on a $29,000 non-interest bearing loan ($2,260), company-paid health insurance premium ($5,237), golf and athletic club memberships ($1,350); employee provident fund and employee trust fund contributions ($10,191) and company-owned auto expenses ($10,078). Mr. Modder repaid the loan in full in March 2007.

(7)	All cash amounts are paid and recorded in Indian rupees and were translated into U.S. dollars using the fiscal year ended March 31, 2007 average exchange rate of $0.02210.

(8)	Represents the year-over-year change in the value of accumulated pension benefits to be paid under the government-mandated Virtusa (India) Private Limited Employee Gratuity Scheme.

2007 grants of plan-based awards

The compensation committee approves all of our equity-based and non-equity-based awards to all of our employees, including our executive officers. The expected payout under our VCCP discussed above, is recorded in the fiscal year to which it applies and there are no provisions for future payouts under the VCCP.

					All other
					option
					awards:	Exercise
		Estimated possible payouts			number of	or base	Grant date
		under non-equity			securities	price of	fair value
		incentive plan awards			underlying	option	of option
		Threshold	Target	Maximum	options	awards	awards(1)
Name	Grant date	($)	($)	($)	(#)	($/Share)	($)

Kris Canekeratne	—	131,250	175,000	192,500	—	—	—
Thomas R. Holler	8/7/06	45,000	60,000	66,000	23,961	4.19	59,108
Danford F. Smith	—	150,000	200,000	220,000	—	—	—
Roger Keith Modder	8/7/06	32,250	43,000	47,300	23,961	4.19	59,108
T.N. Hari	8/7/06	15,000	20,000	22,000	70,287	4.19	173,382

(1)	The amounts reported in this column reflect the grant date fair value of all options awards computed under SFAS 123R.

Discussion of summary compensation and grants of plan-based awards tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the summary compensation table and the 2007 grants of plan-based awards table was paid or awarded, are described above under “Compensation discussion and analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

2007 stock option and incentive plan

Our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by our board of directors and approved by our stockholders in May 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. We reserved 830,670 shares of our common stock for the issuance of awards under the 2007 Option Plan. The 2007 Option Plan provides that the number of shares reserved and available for issuance under the plan will be automatically increased each April 1, beginning in 2008, by 2.9% of the outstanding number of shares of common stock on the immediately preceding March 31 or such lower number of shares of common stock as determined by the board of directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. In addition, available shares under our 2000 Stock Option Plan and 2005 Stock Appreciation Rights Plan, including as a result of the forfeiture, expiration, cancellation, termination or net issuances of awards, are automatically made available for issuance under the 2007 Option Plan. As of the date of this filing, no awards had been granted under the 2007 Option Plan.

The 2007 Option Plan is administered by either a committee of at least two non-employee directors, or by our full board of directors. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 958,466 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one calendar year period.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights may be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights.

Restricted stock may be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and are subject to such restrictions and conditions as the administrator shall determine. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Cash-based awards may be granted under our 2007 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or continued by any successor entity, all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable, all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

No awards may be granted under the 2007 Option Plan after May 22, 2017. In addition, our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in the company’s stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, any material amendments to the 2007 Option Plan will be subject to approval by our stockholders, including any amendment that (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the NASDAQ Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, to ensure that incentive options are tax qualified.

Amended and restated 2000 stock option plan

Our 2000 Stock Option Plan, or the 2000 Option Plan, was approved on May 5, 2000 and was subsequently amended and restated on April 17, 2002. An aggregate of 3,281,149 shares of common stock has been authorized for issuance under the 2000 Option Plan. As of March 31,

2007, incentive stock options and non-qualified stock options to purchase an aggregate of 194,810 and 2,147,593 shares of our common stock, respectively, were outstanding under the 2000 Option Plan. As of March 31, 2007, options to purchase 417,948 shares of our common stock remained available for future grant under the terms of the 2000 Option Plan. In the event that any option outstanding under the 2000 Option Plan terminates without being exercised, the number of shares underlying such option becomes available for grant under the 2007 Option Plan. Options granted under this plan generally expire 10 years after the date of grant. Effective upon the adoption of our 2007 Option Plan, our board of directors decided not to grant any further awards under our 2000 Option Plan.

Our compensation committee administers the 2000 Option Plan. The compensation committee may select award recipients, determine the size, types and terms of awards, interpret the plan and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2000 Option Plan. Our current practice is to have the full board of directors approve any recommendations for awards and plan changes.

The per share exercise price of the incentive stock options awarded under the 2000 Option Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. The per share exercise price of non-statutory stock options or stock awards awarded under the 2000 Option Plan must be equal to the fair market value of a share of our common stock on the date of grant, or such other price that the compensation committee may determine is appropriate. Notwithstanding the foregoing, if an option is granted to an individual who owns or is deemed to own more than 10% of the combined voting power of all classes of our stock, the exercise price can be no less than 110% of the fair market value of a share of our common stock on the date of grant.

Options may be exercised only to the extent that they have vested. To exercise an option, an option holder must deliver an exercise notice to us and pay us the aggregate exercise price. In the event of the termination of an option holder’s service relationship with us, all portions of the option holder’s award that remain unvested shall immediately expire and be null and void. If the option holder is terminated with cause, his or her options shall immediately terminate and shall not be exercisable. Otherwise, upon the termination of the option holder for other than cause, options may be exercised for a period of three months following such termination, except in the case of death or disability, in which case the option holder (or the option holder’s estate, or any other person who acquires the stock option by reason of the option holder’s death), may exercise the stock option within a period of 12 months after such death or disability.

Under our stock option agreements, for each option grant issued and outstanding, 25% of the total number of shares which are not vested and exercisable as of the date of an acquisition under such option grant immediately become vested and exercisable. For purposes of our option agreements, an acquisition includes any of the following:

•	a merger, reorganization or consolidation between us and another entity (other than a holding company or parent or subsidiary of us) as a result of which the holders of our outstanding voting stock immediately prior to the transaction hold less than a majority of the outstanding voting stock of the surviving entity immediately after the transaction

•	the sale, transfer, or other disposition of all or substantially all of our assets to one or more persons (other than any wholly-owned subsidiary) in a single transaction or series of related transactions

•	the direct or indirect sale or exchange in a single or series of related transactions by our stockholders of more than 50% of our common stock to an unrelated person or entity as a result of which the holders of our outstanding voting stock immediately prior to the transaction hold less than a majority of the surviving entity immediately after the transaction

Options granted under the 2000 Option Plan are not generally transferable or assignable by the option holder, other than by will or the laws of descent and distribution.

Stock appreciation rights plan

In July 2005, we adopted the Virtusa Corporation 2005 Stock Appreciation Rights Plan, or the SAR Plan. Under the SAR Plan, we are authorized to grant up to an aggregate of 479,233 stock appreciation rights, or SARs, to our employees and consultants. We generally use our SAR Plan to provide incentives to the non-management employees of our foreign subsidiaries. As of March 31, 2007, 196,241 SARs were outstanding and 282,992 remained available for grant. Effective upon the adoption of our 2007 Option Plan, our board of directors decided not to grant any further awards under our SAR Plan. The SAR Plan is administered by our compensation committee, which may select award recipients, determine the size, types and terms of awards, interpret the plan and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of our SAR Plan. Our SARs expire no later than 10 years from the date of grant.

SARs may be exercised only to the extent that they have vested and, upon exercise, entitle the holder to the increase in value of our common stock on the date of exercise over the exercise price of the SARs. If an employee ceases to be an employee for any reason other than death or disability, all unvested SARs will terminate and be forfeited. At any time prior to the closing of an initial public offering of our common stock, the SAR Plan restricts the exercise of the SARs by any employee or consultant holding SARs, except during the 90-day period after the employee or consultant’s service relationship with us is terminated. Prior to an initial public offering, we may settle SARs only in cash. After an initial public offering, we may settle SARs only in shares of our common stock. Upon the closing of our initial public offering, each vested SAR is exercisable thereafter at any time for an amount equal to the product of the fair market value of a share of our common stock on the date of exercise, less the exercise price per SAR, multiplied by the number of SARs exercised. This amount, when divided by the fair market value of the shares of our common stock, provides the number of shares of common stock which are issuable upon exercise of the SARs following the closing of an initial public offering.

Under our SAR Plan, SARs that were granted prior to August 4, 2005 are subject to accelerated vesting provisions upon the occurrence of a “Sales Event.” A Sales Event is defined as any of the following:

•	a merger, reorganization or consolidation between us and another entity (other than a holding company or parent or subsidiary of us) as a result of which the holders of our outstanding voting stock immediately prior to the transaction hold less than a majority of the outstanding voting stock of the surviving entity immediately after the transaction

•	the sale, transfer, or other disposition of all or substantially all of our assets to one or more persons (other than any wholly-owned subsidiary) in a single transaction or series of related transactions

•	the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of us of more than 50% of all of our common stock to an unrelated person or entity as a result of which the holders of our outstanding voting stock immediately prior to the transaction hold less than a majority of the surviving entity immediately after the transaction

SARs granted under our SAR Plan are not generally transferable or assignable by the SAR holder, other than by will or the laws of descent and distribution.

401(k) plan

We maintain a 401(k) retirement savings plan. All of our employees, other than non-resident alien employees with no income from U.S. sources or employees who are covered by a collective bargaining agreement that does not require admission to the plan, are eligible to participate in the plan on the first day of the calendar month after commencing employment with us. An eligible employee may elect to make pretax salary deferral contributions from one percent to 75% of the employee’s total annual compensation to the plan. Each calendar year, a participant’s pretax contributions cannot exceed the maximum dollar amount permitted under the Internal Revenue Code, which was $15,000 for participants under 50 years of age and $20,000 for participants 50 years of age or older in calendar year 2006.

We may make matching contributions on behalf of each participant who makes pretax salary deferral contributions. We determine on a yearly basis whether such contributions will be made and the amount of such contributions. Each year, we may also make a discretionary profit-sharing contribution to the plan on behalf of participants who are employed on the last day of the year. A participant whose employment terminates during a year because of death, disability or retirement after age 65 will also be eligible to receive any profit sharing contributions that we make for that year. Discretionary profit-sharing contributions, if any, are pro rata, based on the compensation of an individual participant in relation to the compensation of all the other participants.

All contributions to the plan are allocated to each participant’s individual account and are, at the participant’s election, invested in one, all, or some combination of a number of investment funds. When a participant reaches the normal retirement age (regardless of whether currently employed) or becomes disabled, the participant will be able to receive the vested balance of the participant’s account in a lump sum, in substantially equal monthly, quarterly, semiannual or annual installments, or by electing partial withdrawals of any portion of the participant’s account. A participant may withdraw all or a portion of the participant’s individual elective contributions after attaining the age of 59 1/2 or at any time on account of financial hardship. Participants can also borrow money from the plan based on the value of their vested individual account balances.

2007 outstanding equity awards at fiscal year-end

The following table sets forth certain information concerning the number of outstanding equity awards, including any unexercised options, held by our named executive officers at March 31, 2007.

Option awards

	Number of	Number of
	securities	securities
	underlying	underlying		Option
	unexercised	unexercised		exercise	Option
	options (#)	options (#)		price	expiration
Name	exercisable	unexercisable		($)	date

Kris Canekeratne	—	—		—	—
Thomas R. Holler	23,890	1,593	(1)	1.57	5/21/2013
	6,389	19,170	(2)	5.48	4/28/2014
	2,995	20,966	(3)	4.19	8/7/2016
Danford F. Smith	499,201	299,521	(4)	2.38	9/22/2014
Roger Keith Modder	47,923	—		1.57	1/24/2011
	15,974	—		1.57	8/22/2011
	27,520	—		1.57	4/17/2012
	36,602	2,441	(1)	0.31	5/21/2013
	14,535	43,611	(2)	5.48	4/28/2014
	2,995	20,966	(3)	4.19	8/7/2016
T.N. Hari	17,571	52,716	(5)	4.19	8/7/2016

(1)	6.25% of the shares in this grant vested on August 21, 2003, and the remaining shares vest 6.25% every three months thereafter through May 21, 2007.

(2)	10% of the shares in this grant vested one year from date of grant or April 28, 2005, and the remaining shares vest 15% on the second anniversary date, 20% on the third anniversary date, 25% on the fourth anniversary date, and the remaining 30% on the fifth anniversary date or April 28, 2009.

(3)	6.25% of the shares in this grant vested on November 7, 2006, and the remaining shares vest 6.25% every three months thereafter through August 7, 2010.

(4)	25% of the shares in this grant vested on September 13, 2005, and the remaining shares vest 6.25% every three months thereafter through September 13, 2008.

(5)	25% of the shares in this grant vested on March 31, 2007 and the remaining shares vest 6.25% every three months thereafter through March 31, 2010.

2007 option exercises and stock vested

None our named executive officers acquired shares of our common stock from the exercise of stock options during our fiscal year ended March 31, 2007. The following table sets forth certain information concerning the numbers of shares of restricted stock that vested during the fiscal year ended March 31, 2007.

Stock vested during fiscal year-end 2007

Stock Awards
Number of
	shares acquired	Value realized
	on vesting	on vesting
Name	#	$(1)

Kris Canekeratne	—	—
Thomas R. Holler	1,719	6,460
Danford F. Smith	—	—
Roger Keith Modder	—	—
T.N. Hari	—	—

(1)	Represents the value of the vested shares without regard to the payment of the exercise price of $1.57 per share.

Pension benefits

Our subsidiaries, Virtusa (India) Private Limited and Virtusa (Sri Lanka) Private Limited, each contribute to a defined benefit plan covering their respective employees in India and Sri Lanka as mandated by the Indian and Sri Lankan governments. Benefits are based on the employee’s years of service and compensation level. Except for Messrs. Modder and Hari, none of our other named executive officers is covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement. Under the terms of the Virtusa (India) Private Limited Employees Gratuity Scheme, Mr. Hari will not have any vested benefits under the plan until after five years of continuous service.

The following table summarizes the defined benefit plan of our subsidiaries as applied to Messrs. Modder and Hari for our fiscal year ended March 31, 2007.

2007 pension benefits

			Present value of
		Number of years	accumulated		Payments during
		credited service	benefits		last fiscal year
Name	Plan name	(#)	($)(1)		($)

Roger Keith Modder	Sri Lanka Benefit Gratuity Plan	7	19,285	(2)	—
T.N. Hari	Virtusa (India) Private Limited Employees Gratuity Scheme	1	918	(3)	—

(1)	Under the plan, an employee’s pension (gratuity) benefits vest after five years of credited service, and are payable in a lump sum amount upon retirement or separation of employment from the company in an amount equal to one-half of an employee’s basic monthly salary times the number of years of credited service. The amount reflected in the table represents the accumulated benefits payable at the end of fiscal 2007.

(2)	Amounts are recorded in Sri Lankan rupees and were translated into U.S. dollars using the fiscal year 2007 year end exchange rate of $0.009183 per rupee.

(3)	Amounts are recorded in Indian rupees and were translated into U.S. dollars using the fiscal year 2007 year end exchange rate of $0.022714 per rupee.

Nonqualified deferred compensation

None of our named executive officers is covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential payments upon termination or change in control

In April 2007, we entered into executive agreements with each of our executive officers that provide for certain severance and change in control payments. The following summaries set forth potential payments payable to our executive officers upon termination of employment by us other than for cause or by the executive for good reason, or a change in control of us under these new executive agreements and our other compensation programs. Cause is defined under these agreements to include willful misconduct or non-performance of duties, certain violations of our policies, the commission of a felony or misdemeanor involving moral turpitude and the failure to cooperate in certain internal or other investigations. Good reason includes a material reduction in the executive’s annual base salary or targeted annual cash compensation, a substantial diminution of the executive’s responsibility or authority or a more than 50 mile relocation of the executive’s primary business location. The compensation committee may in its discretion revise, amend or add to the benefits if it deems advisable.

Termination by us other than for cause, or termination by executive for good reason, prior to a change in control. Our executive agreements provide that if we terminate such executive’s employment other than for cause, or if such executive terminates his employment for good reason, the executive is entitled to a lump-sum severance payment (less applicable withholding taxes) equal to:

•	100% of Messrs. Canekeratne’s and Smith’s annual base salary and 50% of the annual base salary of each other executive officer

•	a prorated share of the annual bonus, if any, which the executive officer would have earned in the year in which the termination of employment occurs

In addition, upon any such termination, Messrs. Canekeratne and Smith are entitled to continued health benefits for 12 months and each other executive officer is entitled to six months of continued health benefits. All equity awards granted to Mr. Smith will have their vesting accelerated by 12 months upon a termination of Mr. Smith’s employment other than for cause, or if Mr. Smith terminates his employment for good reason. The foregoing benefits are subject to the execution of a general release by the executive officer.

Termination by us for cause or by executive for other than good reason; death or disability. Regardless of any change in control, we are not obligated to make any cash payment or benefit to our executive officers if their employment is terminated by us for cause or by the executive without good reason other than the payment of unpaid salary and accrued and unused vacation pay. We do not provide any death or disability benefits for any of our executive officers that are not also available to our employees generally.

Termination by us other than for cause or termination by executive for good reason following a change in control. Our executive agreements with each of our executive officers provide that, in the event of a termination of employment other than for cause, or if such executive terminates his employment for good reason, within 24 months following a change in control in the case of Messrs. Canekeratne and Smith and 12 months following a change in control in the case of each other executive officer, the executive is entitled to a lump-sum severance payment (less applicable withholding taxes) equal to:

•	200% of Messrs. Canekeratne’s and Smith’s annual base salary and 50% of the annual base salary of each other executive officer

•	200% in the case of Messrs. Canekeratne and Smith, and 100% in the case of each other executive officer of the prorated share of the annual bonus, if any, which the executive officer would have earned in the year in which the termination of employment occurs.

In addition, upon any such termination, Messrs. Canekeratne and Smith are entitled to continued health benefits for 24 months and each other executive officer is entitled to six months of continued health benefits. All unvested equity awards held by each such executive officer also become fully-vested and immediately exercisable. The foregoing benefits are subject to the execution of a general release by the executive officer.

Automatic acceleration of vesting upon a change in control. The terms of our executive agreements with our executive officers provide that the equity awards granted to each of our executive officers will have their vesting accelerated by 12 months upon any change in control, regardless of whether there is a subsequent termination of employment, except for the equity awards granted to Messrs. Holler, Modder and Hari prior to the effective date of their agreements. These awards and all other equity awards granted under our 2000 Option Plan are subject to the provisions of the plan, which provides that 25% of the total number of shares that are not vested and exercisable as of a date of a change of control become vested and exercisable.

Kris Canekeratne

The following table describes the potential payments and benefits upon employment termination or change in control for Kris Canekeratne, our chairman and chief executive officer, as if his employment terminated as of March 30, 2007, the last business day of our last fiscal year.

			Termination by the
			company for other
			than cause or voluntary
Executive benefits	Voluntary	Termination by	resignation for good	Acceleration
and payments upon	resignation for	company for other	reason following	following change
termination	good reason	than cause	change in control	in control

Base salary	$225,000	$225,000	$450,000	$—
Bonus(1)	192,500	192,500	385,000	—
Equity acceleration	—	—	—	—
Continued health benefits	12,420	12,420	24,840	—

Total	$429,920	$429,920	$859,840	$—

(1)	The bonus amounts reflected are based on the annual payouts under our VCCP for our fiscal year ended March 31, 2007.

Thomas R. Holler

The following table describes the potential payments and benefits upon employment termination or change in control for Thomas R. Holler, our executive vice president and chief financial officer, as if his employment terminated as of March 30, 2007, the last business day of our last fiscal year.

			Termination by the
			company for other
			than cause or voluntary
Executive benefits	Voluntary	Termination by	resignation for good	Acceleration
and payments upon	resignation for	company for other	reason following	following change
termination	good reason	than cause	change in control	in control

Base salary	$95,000	$95,000	$95,000	$—
Bonus(1)	66,000	66,000	66,000	—
Equity acceleration(2)	—	—	388,806	97,193
Continued health benefits	5,910	5,910	5,910	—

Total	$166,910	$166,910	$555,716	$97,193

(1)	The bonus amounts reflected are based on the annual payouts under our VCCP for our fiscal year ended March 31, 2007.

(2)	There was no public market for our common stock at March 30, 2007. Accordingly, the value of accelerated equity awards has been estimated based on the initial public offering price of $14.00 per share.

Danford F. Smith

The following table describes the potential payments and benefits upon employment termination or change in control for Danford F. Smith, our president and chief operating officer, as if his employment terminated as of March 30, 2007, the last business day of our last fiscal year.

			Termination by the
			company for other
			than cause or voluntary
Executive benefits	Voluntary	Termination by	resignation for good	Acceleration
and payments upon	resignation for	company for other	reason following	following change
termination	good reason	than cause	change in control	in control

Base salary	$250,000	$250,000	$500,000	$—
Bonus(1)	220,000	220,000	440,000	—
Equity acceleration(2)	—	—	3,480,434	2,320,287
Continued health benefits	12,420	12,420	24,840	—

Total	$482,420	$482,420	$4,445,274	$2,320,287

(1)	The bonus amounts reflected are based on the annual payouts under our VCCP for our fiscal year ended March 31, 2007.

(2)	There was no public market for our common stock at March 30, 2007. Accordingly, the value of accelerated equity awards has been estimated based on the initial public offering price of $14.00 per share.

Roger Keith Modder

The following table describes the potential payments and benefits upon employment termination or change in control for Roger Keith Modder, our executive vice president and managing director, Asian operations, as if his employment terminated as of March 30, 2007, the last business day of our last fiscal year. All cash amounts in U.S. dollars in the table below would be paid in Sri Lankan rupees.

			Termination by the
			company for other
			than cause or voluntary
Executive benefits	Voluntary	Termination by	resignation for good	Acceleration
and payments upon	resignation for	company for other	reason following	following change
termination	good reason	than cause	change in control	in control

Base salary	$66,000	$66,000	$66,000	$—
Bonus(1)	47,300	47,300	47,300	—
Equity acceleration(2)	—	—	610,635	152,649
Continued health benefits	3,182	3,182	3,182	—

Total	$116,482	$116,482	$727,117	$152,649

(1)	The bonus amounts reflected are based on the annual payouts under our VCCP for our fiscal year ended March 31, 2007.

(2)	There was no public market for our common stock at March 30, 2007. Accordingly, the value of accelerated equity awards has been estimated based on the initial public offering price of $14.00 per share.

T.N. Hari

The following table describes the potential payments and benefits upon employment termination or change in control for T.N. Hari, our senior vice president and global head of human resources, as if his employment terminated as of March 30, 2007, the last business day of our last fiscal year. All cash amounts in U.S. dollars in the table below would be paid in Indian rupees.

			Termination by the
			company for other
			than cause or voluntary
Executive benefits	Voluntary	Termination by	resignation for good	Acceleration
and payments upon	resignation for	company for other	reason following	following change
termination	good reason	than cause	change in control	in control

Base salary	$55,000	$55,000	$55,000	$—
Bonus(1)	22,000	22,000	22,000	—
Equity acceleration(2)	—	—	517,144	129,286
Continued health benefits	58	58	58	—

Total	$77,058	$77,058	$594,202	$129,286

(1)	The bonus amounts reflected are based on the annual payouts under our VCCP for our fiscal year ended March 31, 2007.

(2)	There was no public market for our common stock at March 30, 2007. Accordingly, the value of accelerated equity awards has been estimated based on the initial public offering price of $14.00 per share.

Director compensation

In April 2007, upon recommendation of the compensation committee, our board of directors approved a non-employee director compensation policy that provides for annual compensation of $80,000, of which we will make an annual stock option grant to each non-employee director with an economic value of $48,000 (based on a Black-Scholes valuation on the date of grant) and an annual retainer fee of $32,000. Upon effectiveness of this offering, each of Messrs. Armony, Davoli, Goldfarb, Maheu, Moriarty and Trust has received the foregoing annual stock option grant at an exercise price equal to $14.00, which is the initial public offering price. In addition, the chairmen of our audit, compensation and nominating and corporate governance committees will receive an annual fee of $18,000, $11,000 and $7,000, respectively. All cash payments will be on a quarterly basis.

In addition, we will make a one-time, initial grant of options to purchase up to 6,389 shares of our common stock to any new non-employee director who joins the board of directors.

Each stock option award granted to a non-employee director under the non-employee director compensation policy will be made at the board of directors’ meeting immediately following our annual meeting, and will have a four-year vesting period, with 25% vesting after one year and with the remaining shares vesting in equal installments each three-month period thereafter. The vesting of all of the options granted to our non-employee directors will also accelerate by 12 months in the event of a change in control.

We reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or any committees thereof.

The following table sets forth a summary of the compensation we paid to our non-employee directors in our fiscal year ended March 31, 2007:

2007 Director compensation

						Change in
						pension value
	Fees				Non-equity	and nonqualified
	earned				incentive	deferred
	or paid	Stock	Option		plan	compensation	All other
	in cash	awards	awards		compensation	earnings	compensation	Total
Name	($)	($)	($)(1)		($)	($)	($)	($)

Izhar Armony	—	—	22,825	(2)	—	—	—	22,825
Robert E. Davoli	—	—	—		—	—	—	—
Andrew P. Goldfarb	—	—	—		—	—	—	—
Ronald T. Maheu	—	—	73,660	(3)	—	—	—	73,660
Rowland T. Moriarty	—	—	49,411	(4)	—	—	—	49,411
Martin Trust	—	—	102,000	(5)	—	—	—	102,000

(1)	All stock options were granted at the fair market value on the date of grant under our 2000 Stock Option Plan, except for options granted to Mr. Trust, which were granted outside of our 2000 Stock Option Plan. We account for stock option-based compensation under the provisions of SFAS 123R. The value reported above for each named director is the amount of SFAS 123R compensation expense recognized for financial statement reporting purposes for the fiscal year ended March 31, 2007, assuming no option award forfeitures. For a discussion of the assumptions used for SFAS 123R valuations and compensation expense for the fiscal year ended March 31, 2007, see note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Represents stock-based compensation expense for the fiscal year ended March 31, 2007 for a stock option award, made on September 3, 2004, to purchase 15,974 shares of common stock at an exercise price of $6.89 per share, which vests in equal quarterly installments over a three-year period. The grant date fair value of this stock option award is $68,500.

(3)	Represents stock-based compensation expense for the fiscal year ended March 31, 2007 for a stock option award, made on April 28, 2004, to purchase 62,873 shares of common stock at an exercise price of $5.48 per share, which vests in equal quarterly installments over a three-year period. The grant date fair value of this stock option award is $220,984.

(4)	Represents stock-based compensation expense for the fiscal year ended March 31, 2007 for a stock option award, made on August 7, 2006, to purchase 71,168 shares of common stock at an exercise price of $4.19 per share, which vests in equal quarterly installments over a three-year period. The grant date fair value of this stock option award is $175,555.

(5)	Represents stock-based compensation expense for the fiscal year ended March 31, 2007 for a stock option award, made on September 22, 2004, to purchase 70,333 shares of common stock at an exercise price of $6.89 per share, which vests in equal quarterly installments over a three-year period. The grant date fair value of this stock option award is $305,843.

Limitation of liability and indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect upon the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions

•	any transaction from which the director derived an improper personal benefit

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions

Contemporaneous with the closing of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Certain relationships and related person transactions

Other than compensation agreements and other arrangements which are described in the “Compensation” section of this prospectus and the transactions described below, since April 1, 2004, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. All of the transactions set forth below were approved or ratified by a majority of our board of directors. In connection with this offering, we have adopted a written policy that requires all future transactions between us and any related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee.

Transactions with our executive officers, directors and 5% stockholders

In October 2004, in connection with Mr. Maheu joining our board of directors, TNR Partnership, a trust whose general partner is the spouse of Mr. Maheu, purchased from us 4,792 shares of our common stock at $6.89 per share for aggregate consideration of $33,000. In addition, in February 2006, TNR Partnership purchased from us 11,460 shares of our common stock at $2.88 per share for aggregate consideration of $33,000.

In October 2004, Mr. Trust, in connection with his joining our board of directors, purchased 211,002 shares of our common stock from us at $6.89 per share for aggregate consideration of $1,452,964. In addition, in February 2006, the Martin Trust Florida Intangible Tax Trust, a trust established on behalf of Mr. Trust, purchased 254,612 shares of our common stock from us at $2.88 per share for aggregate consideration of $733,183.

In August 2006, in connection with his joining our board of directors, Mr. Moriarty purchased 87,866 shares from us at a price of $4.19 per share for aggregate consideration of $368,529 and purchased 127,795 shares from a stockholder at a price of $4.19 per share for aggregate consideration of $536,000.

In March 2007, in connection with the sale of shares of our common stock to a wholly-owned subsidiary of BT, we amended and restated our stockholders agreement and our registration rights agreement to include the wholly-owned BT vehicle as a party. Certain members of our leadership team, including Messrs. Moriarty, Trust, Davoli and Canekeratne, and each of the holders of 5% or more of our shares, Sigma Partners, Globespan Capital Partners and Charles River Ventures, as well as related parties to these stockholders, are parties to these agreements. Sigma Partners includes Sigma Partners V, L.P., Sigma Associates V, L.P. and Sigma Investors V, L.P. Mr. Davoli, who is one of our directors, is the managing director or the general partner of each of the Sigma Partner Associates funds. Globespan Capital Partners includes JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P., JAFCO USIT Fund III, L.P. and JAFCO America Technology Affiliates Fund III. Mr. Goldfarb, who is one of our directors, is a managing member of JAV Management Associates III LLC, the general partner of the Globespan Capital Partners funds. Charles River Ventures includes Charles River Partnership XI, L.P., Charles River Friends XI-A, L.P. and Charles River Friends XI-B. Mr. Armony, who is one of

our directors, is a general partner or managing member (as applicable) of the general partner of each of the Charles River Ventures funds. The stockholders agreement provides for certain rights of first refusal and co-sale rights in the event of any proposed sales of our shares, as well as rights of participation in the event of any proposed sales by us. This agreement will terminate upon the consummation of this offering. Under the registration rights agreement, we granted such parties certain registration rights with respect to shares of our common stock held by them. For more information regarding the registration rights agreement, see “Description of capital stock—Registration rights” elsewhere in this prospectus.

In April 2007, we entered into executive agreements with Messrs. Canekeratne, Smith, Holler, Modder and Hari, which provide for certain compensation and benefits in the event of a change in control or the termination of their employment. Prior to entering into the executive agreements, we had employment agreements with certain of our executive officers. For more information regarding these agreements, see “Compensation.”

From time to time, our executive officers enter into stock restriction agreements upon the exercise of their option grants. For information regarding stock options and stock awards granted to our named executive officers and directors, see “Compensation.”

Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see “Compensation—Limitation of liability and indemnification.”

During our fiscal years ended March 31, 2005, 2006 and 2007, we engaged Lotus Air Travel Services and incurred fees of approximately $739,000, $942,000 and $1,048,000, respectively, related to travel service fees. The managing director of Lotus Travel Services is the mother of Mrs. Canekeratne, who was our executive vice president, technical operations, until April 2006 and who is the spouse of Mr. Canekeratne, our chairman and chief executive officer.

In our fiscal year ended March 31, 2005, we engaged BG Air Services, Inc. as a travel agent incurring fees of approximately $731,000 in connection with services from BG Air Services, Inc. The managing director of BG Air Services, Inc. is the mother of Mrs. Canekeratne.

Principal stockholders

The following table sets forth the beneficial ownership of our common stock as of March 31, 2007, by:

•	each named executive officer

•	each of our directors

•	all of our executive officers and directors as a group

•	each person known to us to be the beneficial owner of more than five percent of our common stock

The information in the following table assumes that all previously outstanding shares of our preferred stock have been converted into shares of common stock upon the completion of this offering and that no outstanding warrants or options have been exercised. The column entitled “Percentage beneficially owned—Prior to offering” is based on 18,426,867 shares of our common stock outstanding as of March 31, 2007. The column entitled “Percentage beneficially owned—After offering” is based on 22,826,867 shares of our common stock to be outstanding immediately after the completion of this offering, including the shares of common stock that we are selling in this offering. We and certain of our existing stockholders have granted an option to the underwriters to purchase up to 197,205 additional shares and 462,795 additional shares, respectively, of our common stock to cover over-allotments.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Virtusa Corporation, 2000 West Park Drive, Westborough, Massachusetts 01581.

		Percentage
	Number of shares	beneficially owned
Name	beneficially owned	Prior to offering	After offering

Five percent stockholders:
Sigma Partners(1)	4,525,570	24.6	19.8
Charles River Ventures(2)	2,977,611	16.2	13.0
Globespan Capital Partners(3)	2,880,168	15.6	12.6
Executive officers and directors:
Kris A. Canekeratne(4)	2,675,484	14.5	11.7
Danford F. Smith(5)	499,201	2.6	2.1
Thomas R. Holler(6)	157,286	*	*
Roger Keith Modder(7)	161,117	*	*
T.N. Hari(8)	17,571	*	*
Robert Davoli(9)	4,626,462	25.1	20.3
Andrew P. Goldfarb(10)	2,880,168	15.6	12.6
Izhar Armony(11)	2,990,922	16.2	13.1
Ronald T. Maheu(12)	79,125	*	*
Martin Trust(13)	562,460	3.0	2.5
Rowland T. Moriarty(14)	271,689	1.5	1.2
All executive officers and directors as a group (11 persons)(15)	14,921,485	77.3	63.0

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Consists of 3,533,396 shares held by Sigma Partners V, L.P., 784,800 shares held by Sigma Associates V, L.P. and 207,374 shares held by Sigma Investors V, L.P. Mr. Davoli is a managing director and the general partner of Sigma Partners V, L.P., Sigma Associates V, L.P. and Sigma Investors V, L.P. and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Davoli disclaims beneficial ownership of the shares held by each of the funds managed by Sigma Partners except to the extent of his pecuniary interest therein, if any. The address for the Sigma entities is 1600 Camino Real, Suite 280, Menlo Park, California 94025.

(2)	Consists of 2,889,287 shares held by Charles River Partnership XI, L.P., 72,977 shares held by Charles River Friends XI-A, L.P. and 15,347 shares held by Charles River Friends XI-B, L.P. Mr. Armony is a general partner or managing member, as applicable, of the general partner of each of Charles River Partnership XI, L.P., Charles River Friends XI-A, L.P. and Charles River Friends XI-B, L.P. and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Armony disclaims beneficial ownership of the shares held by each of the entities managed by its respective general partnership of which Mr. Armony is the general partner or managing member, except to the extent of his pecuniary interest therein, if any. The address for the Charles River Ventures entities is 1000 Winter Street, Suite 3300, Waltham, Massachusetts 02451.

(3)	Consists of 1,163,036 shares held by JAFCO America Technology Fund III, L.P., 1,061,252 shares held by JAFCO America Technology Cayman Fund III, L.P., 513,295 shares held by JAFCO USIT Fund III, L.P., 126,611 shares of JAFCO America Technology Affiliates Fund III, L.P. and 15,974 shares held by JAV Management Associates III, L.L.C., the general partner of the JAFCO funds listed above. Mr. Goldfarb is executive managing partner of Globespan Capital Management, LLC and a managing member of JAV Management Associates III LLC, the general partner of each of JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P., JAFCO USIT Fund III, L.P. and JAFCO America Technology Affiliates Fund III, L.P. and may be deemed to share voting and investment power with respect to all shares held by those funds and JAV Management Associates III, L.L.C. Mr. Goldfarb disclaims beneficial ownership of the shares held by each of the funds managed by Globespan, except to the extent of his pecuniary interest therein, if any. The address for Globespan Capital Partners is One Boston Place, Suite 2810, Boston, Massachusetts 02108.

(4)	Consists of 1,601,204 shares held by Mr. Canekeratne and 1,074,280 shares held by Tushara Canekeratne, Mr. Canekeratne’s wife and a former executive officer of Virtusa. Excludes 352,518 shares held by Mr. Canekeratne’s father and 323,765 shares held by Mr. Canekeratne’s mother of which Mr. Canekeratne disclaims beneficial ownership.

(5)	Consists of 499,201 shares issuable to Mr. Smith upon exercise of options exercisable within 60 days of March 31, 2007.

(6)	Includes 41,476 shares issuable to Mr. Holler upon exercise of options exercisable within 60 days of March 31, 2007.

(7)	Consists of 161,117 shares issuable to Mr. Modder upon exercise of options exercisable within 60 days of March 31, 2007.

(8)	Consists of 17,571 shares issuable to Mr. Hari upon exercise of options exercisable within 60 days of March 31, 2007.

(9)	Consists of 3,533,396 shares held by Sigma Partners V, L.P., 784,800 shares held by Sigma Associates V, L.P., 207,374 shares held by Sigma Investors V, L.P. and 100,892 shares held by Mr. Davoli. Mr. Davoli is a managing director and the general partner of Sigma Partners V, L.P., Sigma Associates V, L.P. and Sigma Investors V, L.P. and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Davoli disclaims beneficial ownership of the shares held by each of the funds managed by Sigma Partners except to the extent of his pecuniary interest therein, if any.

(10)	Consists of 1,163,036 shares held by JAFCO America Technology Fund III, L.P., 1,061,252 shares held by JAFCO America Technology Cayman Fund III, L.P., 513,295 shares held by JAFCO USIT Fund III, L.P., 126,611 shares of JAFCO America Technology Affiliates Fund III, L.P. and 15,974 shares held by JAV Management Associates III, L.L.C., the general partner of the JAFCO funds listed above. Mr. Goldfarb is executive managing partner of Globespan Capital Management, LLC and a managing member of JAV Management Associates III LLC, the general partner of each of JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P., JAFCO USIT Fund III, L.P. and JAFCO America Technology Affiliates Fund III, L.P. and may be deemed to share voting and investment power with respect to all shares held by those funds and JAV Management Associates III, L.L.C. Mr. Goldfarb disclaims beneficial ownership of the shares held by each of the funds managed by Globespan, except to the extent of his pecuniary interest therein, if any.

(11)	Consists of 2,889,287 shares held by Charles River Partnership XI, L.P., 72,977 shares held by Charles River Friends XI-A, L.P., 15,347 shares held by Charles River Friends XI-B, L.P. and 13,311 shares issuable upon exercise of options held by Mr. Armony exercisable within 60 days of March 31, 2007. Mr. Armony is a general partner or managing member, as applicable, of the general partner of Charles River Partnership XI, L.P., Charles River Friends XI-A, L.P. and Charles River Friends XI-B, L.P. and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Armony disclaims beneficial ownership of the shares held by each of the funds managed by its respective general partnership of which Mr. Armony is the general partner or managing member, except to the extent of his pecuniary interest therein, if any. Pursuant to the terms of the Charles River Partnership XI, L.P. agreement, Mr. Armony is obligated to transfer the stock options (or underlying shares or proceeds) held by him to charity.

(12)	Includes 16,252 shares of our common stock held by TNR Partnership, a limited partnership, of which Mr. Maheu’s spouse is the general partner. Mr. Maheu disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. Also includes 62,873 shares issuable to Mr. Maheu upon exercise of options exercisable within 60 days of March 31, 2007.

(13)	Includes 503,850 shares of our common stock held by the Martin Trust 2006 GRAT, a trust. Mr. Trust disclaims beneficial ownership of the shares held by the Martin Trust 2006 GRAT except to the extent of his pecuniary interest therein, if any. Also includes 58,610 shares of issuable to Mr. Trust upon exercise of options exercisable within 60 days of March 31, 2007.

(14)	Includes 17,792 shares issuable to Mr. Moriarty upon exercise of options exercisable within 60 days of March 31, 2007.

(15)	Includes an aggregate of 871,959 shares issuable to our executive officers and directors upon exercise of options exercisable within 60 days of March 31, 2007.

The following table sets forth information regarding the ownership of our common stock by the selling stockholders as of March 31, 2007, assuming the underwriters’ over-allotment option is exercised in full:

			Percentage
	Number of shares	Number of shares offered	beneficially owned
Name	beneficially owned	in over-allotment option	Prior to offering	After offering

Kris A. Canekeratne(1)	2,675,484	190,000	14.5	10.8
Ranjan M. Canekeratne(2)	676,283	145,000	3.7	2.3
John L. Gillis(3)	670,926	127,795	3.6	2.4

*	Represents beneficial ownership of less than 1%.

(1)	Shares beneficially owned prior to the offering consist of 1,601,204 shares held by Mr. Canekeratne and 1,074,280 shares held by Tushara Canekeratne, Mr. Canekeratne’s spouse and a co-founder and former executive officer of Virtusa, and excludes 352,518 shares held by Mr. Canekeratne’s father and 323,765 shares held by Mr. Canekeratne’s mother of which Mr. Canekeratne disclaims beneficial ownership. Of the 190,000 shares being offered by Mr. Canekeratne, 95,000 are being offered for sale by each of Mr. Canekeratne and Mrs. Canekeratne. The Canekeratnes’ address is c/o Virtusa Corporation, 2000 West Park Drive, Westborough, MA 01581.

(2)	Shares beneficially owned prior to the offering include 323,765 shares held by Shireen E. Canekeratne, the spouse of Ranjan M. Canekeratne. Of the 145,000 shares being offered by Ranjan M. Canekeratne, 72,500 are being offered for sale by each of Ranjan E. Canekeratne and Shireen E. Canekeratne. Kris A. Canekeratne and Tushara Canekeratne disclaim beneficial ownership of all such shares held or offered for sale by Ranjan M. Canekeratne and Shireen E. Canekeratne. Ranjan M.

Canekeratne and Shireen E. Canekeratne are each directors of Virtusa (Sri Lanka) Private Limited, a subsidiary of Virtusa, and their address is 09, Horton Place, Colombo 07, Sri Lanka.

(3)	Shares beneficially owned prior to the offering include 303,514 shares held by John L. Gillis and 367,412 shares held by Sandra Gillis, the spouse of John L. Gillis. Of the 127,795 shares being offered by John L. Gillis, 31,948 and 95,847 are being offered for sale by each of John L. Gillis and Sandra Gillis, respectively. John L. Gillis is an executive vice president of Virtusa. Mr. and Mrs. Gillis’ address is 1 Warburton Lane, Westborough, MA 01581.

We have agreed to pay all the expenses of the selling stockholders in connection with this offering other than underwriting discounts and commissions. In the event the underwriters’ over-allotment option is not exercised in full, the number of shares to be sold by us will be reduced and then the number of shares to be sold by the selling stockholders named above will be reduced proportionately.

Description of capital stock

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of 120,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. We intend to adopt and intend to submit for approval by our stockholders, a seventh amended and restated certificate of incorporation and amended and restated by-laws to become effective in connection with this offering. The discussion herein describes our capital stock, seventh amended and restated certificate of incorporation and amended and restated by-laws as anticipated to be in effect upon the closing of this offering. The following summary of certain provisions of our capital stock describes certain material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, our seventh amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our seventh amended and restated certificate of incorporation as our certificate of incorporation and we refer to our amended and restated by-laws as our by-laws.

Common stock

As of March 31, 2007 there were 18,426,867 shares of our common stock outstanding and held of record by 96 stockholders, assuming conversion of all outstanding shares of preferred stock.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “Certain anti-takeover provisions of our certificate of incorporation and by-laws,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.

Preferred stock

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Warrants

Upon the closing of this offering, we will have two outstanding warrants to purchase an aggregate of 37,342 shares of our common stock at an exercise price of $4.82 per share. One warrant to purchase 15,559 shares of our common stock will expire on April 9, 2008 and the remaining warrant to purchase 21,783 shares of our common stock will expire on February 27, 2009. These warrants provide for adjustments in the exercise price and number of shares issuable upon exercise in the event of stock splits, reclassifications, exchanges, substitutions or other changes in our capital structure as well as some types of consolidations, mergers or asset sales.

Holders of the warrants to purchase common stock have registration rights which are outlined below under the heading “Registration rights.”

Registration rights

We entered into a fourth amended and restated registration rights agreement, dated as of March 29, 2007, with our founders, certain members of our management and other stockholders. Under our registration rights agreement, the parties have certain “demand” registration rights, “piggyback” registration rights (meaning holders may request that their shares be covered by a registration statement that we are otherwise filing) and S-3 registration rights. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following any offering of our securities, including this offering.

Demand registration rights. At any time which is six months after this initial public offering of shares of our common stock, the holders of approximately 13,739,656 shares of common stock, subject to certain exceptions, are entitled to certain demand registration rights, upon the request of holders of a certain percentage of such shares issued on conversion of preferred stock, pursuant to which they may require us to file a registration statement at our expense with respect to their shares of common stock. We are required to use commercially reasonable efforts to effect any such registration.

Piggyback registration rights. If we propose to register any of our securities for our own account or the account of any other holder, the holders of approximately 17,999,965 shares of common stock, after this offering, are entitled to notice of such registration and are entitled to include shares of their common stock in such registration.

S-3 registration rights. The holders of approximately 13,739,656 shares of common stock, after this offering, are entitled to demand registration rights pursuant to which they may require us to file a registration statement on Form S-3 with respect to their shares of common stock and we are required to use our reasonable commercial efforts to effect that registration.

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand, piggyback or S-3 registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Stockholders agreement

We entered into a fifth amended and restated stockholders agreement, dated as of March 29, 2007 with our founders, certain members of our management and other stockholders. The stockholders agreement contains provisions that require the nomination and election of directors based on nominations made by certain holders of common stock and preferred stock, subject to certain required percentages held by the holders and based on the particular series of preferred stock held by the holders. The stockholders agreement also contains certain restrictions on transfer of our shares, rights of first refusal, co-sale rights and other protective provisions. The stockholders agreement will terminate in connection with the closing of this offering, except that certain lock-up provisions with respect to shares of stock held by such parties shall survive termination. See “Shares eligible for future sale—Lock-up agreements.”

Certain anti-takeover provisions of our certificate of incorporation and by-laws

Upon the closing of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our certificate of incorporation, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. As a result, approximately one-third of the board of directors is elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

No written consent of stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders. Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be adopted by a majority of our board of directors and must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers and employee stock plans, in some instances

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

NASDAQ Global Market listing

Our common stock has been approved for listing on the NASDAQ Global Market under the trading symbol “VRTU.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Limited.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, stock appreciation rights or warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “VRTU.”

Based on the number of shares outstanding as of March 31, 2007, upon the closing of this offering, we will have 22,826,867 shares of common stock outstanding, after giving effect to the issuance of 4,400,000 shares of common stock offered in this offering. The remaining 18,426,867 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements 180 days after the effective date of this offering, 17,507,449 shares will become eligible for sale, subject in most cases to the limitations of Rule 144 under the Securities Act. In addition, holders of stock options, stock appreciation rights could exercise such securities and sell certain of the shares issued upon exercise as described below.

Days after date of	Shares eligible
this prospectus	for sale	Comment

Date of prospectus	0	Freely tradable shares saleable under Rule 144(k) that are not subject to lock-up with J.P. Morgan Securities Inc. or us
90 days	0	Shares saleable under Rules 144 and 701 that are not subject to lock-up with J.P. Morgan Securities Inc. or us
180 days	17,507,449	Lock-up released; shares saleable under Rules 144, 144(k) and 701
Thereafter	919,418	Restricted securities held for one year or less

Rule 144

In general and subject to the lock-up agreements described below, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal 228,269 shares immediately after this offering, or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

In general and subject to the lock-up agreements described below, pursuant to Rule 144(k) under the Securities Act a person may sell shares of common stock acquired from us without regard to manner of sale, availability of public information about us or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of certain prior owners

Rule 701

In general and subject to the lock-up agreements described below, under Rule 701 under the Securities Act certain of our employees, consultants, directors, officers and advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are eligible to resell such shares 90 days after the effective date of this offering under certain conditions. Shares sold by non-affiliates are subject only to the manner of sale provisions of Rule 144, and shares sold by our affiliates must comply with all of the provisions of Rule 144 other than the one-year holding period requirement.

Lock-up agreements

The holders of substantially all of our currently outstanding capital stock have agreed that, without the prior written consent of J.P. Morgan Securities Inc., they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock. Further, these holders have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The 180-day lock-up period may be extended under specified circumstances. The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up period may be extended are described in more detail under “Underwriting.”

In addition, stockholders who collectively own 569,179 shares of our outstanding common stock, as of March 31, 2007, have agreed to a similar 180-day lock-up agreement with us.

Registration rights

Subject to the lock-up agreements described above, upon the closing of this offering, the holders of 17,999,965 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of capital stock—Registration rights.”

Stock options and stock appreciation rights

As of March 31, 2007, we had outstanding options to purchase 3,211,458 shares of common stock, of which options to purchase 1,784,448 shares of common stock were vested as of March 31, 2007. As of March 31, 2007, we also had outstanding SARs to purchase 196,241 shares of our common stock after this offering, reduced by the exercise prices of these SARs, of which SARs to purchase 91,663 shares were vested as of March 31, 2007. Immediately after the closing of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 2007 Option Plan, the 2000 Option Plan and the SAR Plan. See “Compensation-Benefit plans” for additional information about these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Material U.S. federal income and estate tax
considerations to non-U.S. holders

The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of our common stock that may be relevant to a non-U.S. holder that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change (possibly on a retroactive basis) or to differing interpretations so as to result in tax considerations different from those summarized below. We have not sought and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any such positions taken by the IRS would not be sustained.

The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has made a valid election to be treated as a U.S. person for such purposes

This discussion does not address the U.S. federal income and estate tax rules applicable to any person who holds our common stock through entities treated as partnerships for U.S. federal income tax purposes or to such entities themselves. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner in that partnership will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership or a holder of interests in a partnership that holds our common stock should consult such holder’s or person’s tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock. This discussion does not consider:

•	any state, local or foreign tax consequences

•	any tax consequences or computation of the alternative minimum tax

•	any U.S. federal gift tax consequences

•	any U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under

U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, tax-exempt organizations, certain trusts, pension plans, hybrid entities, “controlled foreign corporations,” “passive foreign investment companies,” certain former citizens or residents of the U.S., holders subject to U.S. federal alternative minimum tax, broker-dealers, dealers or traders in securities or currencies and holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment

This discussion is for general purposes only. Prospective investors are urged to consult their tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state and local laws and tax treaties.

Dividends

As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. If we pay dividends on our common stock, however, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will first constitute a return of capital up to such non-U.S. holder’s adjusted tax basis in its shares of common stock and then will be treated as gain from the sale of stock, as described in the section of this prospectus entitled “Gain on disposition of common stock.”

A dividend paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment of the non-U.S. holder within the United States). Non-U.S. holders will be required to satisfy certain certification and disclosure requirements (generally on a properly executed IRS Form W-8BEN) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Special rules apply in the case of common stock held by certain non-U.S. holders that are entities rather than individuals.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment in the United States will be taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements (generally on a properly executed IRS Form W-8ECI). In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing with the IRS an appropriate claim for a refund together with the required information.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if an applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to United States persons (as defined in the Code), unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case, the non-U.S. holder will be subject to a 30% tax on the amount by which the gain derived from the sale or other disposition of our common stock and any other U.S.-source capital gains realized by the non-U.S. holder in the same taxable year exceed the U.S.-source capital losses realized by the non-U.S. holder in that taxable year unless an applicable income tax treaty provides an exemption or a lower rate

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, are, or will become, a United States real property holding corporation, although there can be no assurance in this regard. If we are, or were to become, a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than five percent of our common stock at any time during the applicable period generally would not be subject to U.S. federal income tax, provided that, at the time of the disposition, our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code)

Federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, such individual’s estate may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. Pursuant to income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding, currently at a rate of 28%. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries if the holder has provided the required certification that it is a non-U.S. holder.

Backup withholding is not an additional tax. Any amount withheld may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager. J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., Cowen and Company, LLC and William Blair & Company, L.L.C. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	2,068,000
Bear, Stearns & Co. Inc.	1,452,000
Cowen and Company, LLC	572,000
William Blair & Company, L.L.C.	308,000

Total	4,400,000

The underwriters are committed to purchase all the shares of common stock offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.588 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of five percent of the shares of common stock offered in this offering.

The underwriters have an option to buy up to 197,205 additional shares of common stock from us, and up to 462,795 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares first from the selling stockholders and then from us in approximately the same proportion as shown in the table above. The selling stockholders and we will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters per share of common stock. The underwriting fee is $0.98 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

			Paid by the
	Paid by us		selling stockholders
	No exercise	Full exercise	No exercise	Full exercise

Per share	$0.98	$0.98	$0	$0.98
Total	$4,312,000	$4,505,261	$0	$453,539

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.2 million, all of which is payable by us.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) the offer and sale of common stock in this offering, (b) the grant of options or other rights to purchase shares of common stock under existing employee incentive plans, (c) issuances of shares of common stock upon the exercise of options granted under our employee incentive plans and (d) the issuance of shares of our common stock upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of this prospectus.

Our directors and executive officers and substantially all of our stockholders and option holders, including all of our selling stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) transactions relating to common stock or other securities acquired in open market transactions after the closing of this offering, provided that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions, (b) transfers as a bona fide gift, (c) dispositions to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of such person and/or the immediate family of such person, or (d) distributions to limited partners, members or stockholders of such person, provided that in the case of any transfer, disposition or distribution pursuant to clause (b), (c) or (d), (i) each donee, transferee or distributee shall agree to be bound by these restrictions and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the period during which these restrictions apply.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “VRTU.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives

•	our prospects and the history and prospects for the industry in which we compete

•	an assessment of our management

•	our prospects for future earnings

•	the general condition of the securities markets at the time of this offering

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and other factors deemed relevant by the underwriters and us

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

JPMorgan Chase Bank, N.A., which is an affiliate of J.P. Morgan Securities Inc., and Bear, Stearns & Co. Inc. are currently our clients. JPMorgan Chase Bank, N.A. represented 11% of our revenue in fiscal year ended March 31, 2006 and 7% in our fiscal year ended March 31, 2007. Bear, Stearns & Co. Inc. represented 0.1% of our revenue in our fiscal year ended March 31, 2005, 0.5% in our fiscal year ended March 31, 2006 and 2% in our fiscal year ended March 31, 2007.

Legal matters

Goodwin Procter LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, is representing the underwriters in this offering. Partners at Goodwin Procter LLP hold an aggregate of 9,712 shares of our common stock.

Experts

The consolidated financial statements of Virtusa Corporation and subsidiaries as of March 31, 2006 and 2007, and for each of the years in the three-year period ended March 31, 2007, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the March 31, 2007 consolidated financial statements refers to a change in accounting for share-based payments.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-141952) under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement and exhibits. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Upon the effectiveness of our registration statement, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We will make available through our website at www.virtusa.com annual reports, quarterly reports, current reports and amendments thereto as reasonably practicable after filing with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Virtusa Corporation and subsidiaries

Report of independent registered public accounting firm

Board of Directors and Shareholders
Virtusa Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Virtusa Corporation and Subsidiaries (the Company) as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virtusa Corporation and Subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based payments effective April 1, 2005.

/s/ KPMG LLP
Boston, Massachusetts
May 24, 2007, except as to note 16, which is as of July 18, 2007

Virtusa Corporation and subsidiaries

Consolidated balance sheets

			Pro forma
			stockholders’
	March 31,		equity at
	2006	2007	March 31, 2007
(In thousands, except share and per share amounts)			(Unaudited)(1)

Assets
Current assets:
Cash and cash equivalents	$30,237	$45,079	$45,079
Accounts receivable, net of allowance of $415 and $420 at March 31, 2006 and 2007, respectively	16,339	28,588	28,588
Unbilled accounts receivable	662	2,422	2,422
Prepaid expenses	4,192	5,266	5,266
Deferred income taxes	—	3,094	3,094
Other current assets	1,345	1,567	1,567

Total current assets	52,775	86,016	86,016
Property and equipment, net	4,810	7,541	7,541
Restricted cash	701	1,588	1,588
Deferred income taxes	—	1,946	1,946
Other long-term assets	433	2,228	2,228

Total assets	$58,719	$99,319	$99,319

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,728	$4,414	$4,414
Accrued employee compensation and benefits	4,561	6,949	6,949
Accrued expenses—other	3,487	4,588	4,588
Deferred revenue	784	877	877
Income taxes payable	274	928	928
Stock appreciation rights	206	1,170	1,170
Other current liabilities	39	8	8

Total current liabilities	11,079	18,934	18,934
Long-term liabilities	436	264	264

Total liabilities	11,515	19,198	19,198

			Pro forma
			stockholders’
	March 31,		equity at
	2006	2007	March 31, 2007
(In thousands, except share and per share amounts)			(Unaudited)(1)

Redeemable convertible preferred stock, at accreted redemption value:
Series A redeemable convertible preferred stock, $0.01 par value. Authorized, issued and outstanding 4,043,582 shares at liquidation preference at March 31, 2006 and 2007, and no shares at March 31, 2007 pro forma (unaudited)	13,494	13,500	—
Series B redeemable convertible preferred stock, $0.01 par value. Authorized, 8,749,900 shares; issued and outstanding 8,647,043 shares at liquidation preference at March 31, 2006 and 2007, and no shares at March 31, 2007 pro forma (unaudited)	15,124	15,132	—
Series C redeemable convertible preferred stock, $0.01 par value. Authorized, issued and outstanding 12,807,624 shares at liquidation preference at March 31, 2006 and 2007, and no shares at March 31, 2007 pro forma (unaudited)	12,221	12,230	—
Series D redeemable convertible preferred stock, $0.01 par value. Authorized, issued and outstanding 7,458,494 shares at liquidation preference at March 31, 2006 and 2007, and no shares at March 31, 2007 pro forma (unaudited)	19,975	20,000	—

Total redeemable convertible preferred stock	60,814	60,862	—

Commitments and guarantees
Stockholders’ equity (deficit):
Common stock, $0.01 par value; Authorized 80,000,000 shares; issued 6,331,064, 7,420,646 and 18,846,432 shares at March 31, 2006 and 2007 and March 31, 2007 pro forma (unaudited), respectively; outstanding 5,911,499, 7,001,081 and 18,426,867 shares at March 31, 2006 and 2007 and March 31, 2007 pro forma (unaudited), respectively	63	74	188
Treasury stock, 419,565 common shares, at cost	(442)	(442)	(442)
Additional paid-in capital	5,605	19,205	79,953
Notes receivable from employee stockholders	(51)	—	—
Accumulated earnings (deficit)	(18,238)	752	752
Accumulated other comprehensive loss	(547)	(330)	(330)

Total stockholders’ equity (deficit)	(13,610)	19,259	80,121

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$58,719	$99,319	$99,319

(1)	The pro forma balance sheet gives effect to the automatic conversion of the redeemable convertible preferred stock into 11,425,786 shares of common stock upon the completion of an initial public offering.

See accompanying notes to consolidated financial statements

Virtusa Corporation and subsidiaries

Consolidated statements of operations

	Year ended March 31,
(In thousands, except share and per share amounts)	2005	2006	2007

Revenue	$60,484	$76,935	$124,660
Costs of revenue	31,813	43,417	68,031

Gross profit	28,671	33,518	56,629

Operating expenses:
Selling, general and administrative expenses	27,838	32,925	42,478

Total operating expenses	27,838	32,925	42,478

Income from operations	833	593	14,151
Other income (expense):
Interest income, net	361	800	1,246
Gain on sale of investments	146	927	—
Foreign currency transaction gains (losses)	117	(193)	125
Other, net	(248)	30	(162)

Total other income	376	1,564	1,209

Income before income tax expense (benefit)	1,209	2,157	15,360
Income tax expense (benefit)	99	176	(3,630)

Net income	$1,110	$1,981	$18,990

Net income per share of common stock
Basic	$0.07	$0.12	$1.09

Diluted	$0.06	$0.11	$1.03

Pro forma (unaudited) net income per share of common stock(1)
Basic			$1.09

Diluted			$1.03

Pro forma (unaudited) weighted average number of common shares outstanding(1)
Basic			17,431,405

Diluted			18,351,161

(1)	The pro forma net income per share calculations give effect to the automatic conversion of the redeemable convertible preferred stock into 11,425,786 shares of common stock upon the completion of an initial public offering.

See accompanying notes to consolidated financial statements

Virtusa Corporation and subsidiaries
Consolidated statements of changes in stockholders’ equity

							Notes
							receivable		Accumulated		Total
					Additional		from	Accumulated	other	Total	comprehensive
(In thousands,	Common stock		Treasury stock		paid-in	Deferred	employee	earnings	comprehensive	stockholders’	income
except share amounts)	Shares	Amount	Shares	Amount	capital	earnings	stockholders	(deficit)	loss	equity	(loss)

Balance at March 31, 2004	5,743,209	$57	(220,165)	$(379)	$1,956	$(497)	$(266)	$(21,329)	$(534)	$(20,992)	$(29)

Repurchase of restricted stock	–	–	(199,400)	(63)	–	–	–	–	–	(63)
Accrued interest on notes receivable from employees	–	–	–	–	–	–	(9)	–	–	(9)
Repayment of principal and accrued interest on notes	–	–	–	–	–	–	226	–	–	226
Accretion of stock issuance cost	–	–	–	–	(57)	–	–	–	–	(57)
Proceeds from sale of common stock	215,794	2	–	–	1,484	–	–	–	–	1,486
Proceeds from the exercise of stock options	25,114	1	–	–	39	–	–	–	–	40
Issuance of options below fair market value	–	–	–	–	197	35	–	–	–	232
Revaluation of options issued to nonemployees	–	–	–	–	45	–	–	–	–	45
Reverse deferred compensation related to employee terminations	–	–	–	–	(391)	391	–	–	–	–
Cumulative translation adjustment, net of taxes	–	–	–	–	–	–	–	–	83	83	$83
Net income	–	–	–	–	–	–	–	1,110	–	1,110	1,110

Balance at March 31, 2005	5,984,117	$60	(419,565)	$(442)	$3,273	$(71)	$(49)	$(20,219)	$(451)	$(17,899)	$1,193

Accrued interest on notes receivable from employees	–	–	–	–	–	–	(2)	–	–	(2)
Accretion of preferred stock issuance cost	–	–	–	–	(56)	–	–	–	–	(56)
Proceeds from sale of common stock	266,030	2	–	–	764	–	–	–	–	766
Proceeds from the exercise of stock options	80,917	1	–	–	108	–	–	–	–	109
Share-based compensation	–	–	–	–	1,516	71	–	–	–	1,587
Cumulative translation adjustment, net of taxes	–	–	–	–	–	–	–	–	(96)	(96)	$(96)
Net income	–	–	–	–	–	–	–	1,981	–	1,981	1,981

Balance at March 31, 2006	6,331,064	$63	(419,565)	$(442)	$5,605	$–	$(51)	$(18,238)	$(547)	$(13,610)	$1,885

Accrued interest on notes receivable from employees	–	–	–	–	–	–	(2)	–	–	(2)
Repayment of principal and accrued interest on notes	–	–	–	–	–	–	53	–	–	53
Accretion of preferred stock issuance cost	–	–	–	–	(48)	–	–	–	–	(48)
Proceeds from sale of common stock	1,006,669	10	–	–	11,410	–	–	–	–	11,420
Proceeds from the exercise of stock options	82,913	1	–	–	128	–	–	–	–	129
Share-based compensation	–	–	–	–	1,962	–	–	–	–	1,962
Adjustment to initially apply SFAS No. 158	–	–	–	–	–	–	–	–	(136)	(136)

							Notes
							receivable		Accumulated		Total
					Additional		from	Accumulated	other	Total	comprehensive
(In thousands,	Common stock		Treasury stock		paid-in	Deferred	employee	earnings	comprehensive	stockholders’	income
except share amounts)	Shares	Amount	Shares	Amount	capital	earnings	stockholders	(deficit)	loss	equity	(loss)

Cumulative translation adjustment, net of taxes	–	–	–	–	–	–	–	–	353	353	$353
Reclassification of warrants from equity to liabilities pursuant to adoption of FSP 150-5	–	–	–	–	(151)	–	–	–	–	(151)
Reclassification of warrants from liabilities to equity pursuant to warrant amendment	–	–	–	–	299	–	–	–	–	299
Net income	–	–	–	–	–	–	–	18,990	–	18,990	18,990

Balance at March 31, 2007	7,420,646	$74	(419,565)	$(442)	$19,205	$–	$–	$752	$(330)	$19,259	$19,343

Virtusa Corporation and subsidiaries
Consolidated statements of cash flows

	Year ended March 31,
(In thousands)	2005	2006	2007

Cash provided by (used for) operating activities:
Net income	$1,110	$1,981	$18,990
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	2,713	3,051	3,272
Share-based compensation expense	276	1,792	2,911
Minority interest in net income of consolidated affiliate	3	3	11
Gain on sale of equity investment	(146)	(927)	–
Unrealized (loss) gain on foreign currency exchange contracts	–	(68)	–
Interest income on notes receivable from employee stockholders	(9)	(2)	(2)
Loss on disposal of property and equipment	145	245	7
Mark to market for liability classified warrants	–	–	148
Deferred income taxes, net	–	–	(5,040)
Net changes in operating assets and liabilities:
Accounts receivable, net	(2,544)	(6,757)	(12,887)
Prepaid expenses and other current assets	(1,736)	(1,593)	(1,625)
Other assets	(91)	(297)	(10)
Accounts payable	292	(136)	1,836
Accrued employee compensation and benefits	280	1,846	1,981
Accrued expenses—other	(265)	1,630	943
Deferred revenue	(98)	748	9
Income taxes payable	(232)	207	608
Other long-term liabilities	6	169	(32)

Net cash provided by (used for) operating activities	(296)	1,892	11,120

Cash flows provided by (used for) investing activities:
Proceeds from sale of equity investment	407	461	466
Proceeds from sale of property and equipment	–	103	35
Purchase of investments	(21)	–	–
Additions to internally-developed software costs	(300)	(297)	(158)
Purchase of property and equipment	(3,198)	(1,132)	(5,835)

Net cash used for investing activities	(3,112)	(865)	(5,492)

	Year ended March 31,
(In thousands)	2005	2006	2007

Cash flows provided by financing activities:
Proceeds from exercise of common stock options	40	109	129
Proceeds from sale of common stock	1,486	766	11,420
Purchase of restricted stock	(63)	–	–
Increase in restricted cash	(26)	–	(872)
Principal payments on capital lease obligation	(126)	(216)	(22)
Repayments of notes receivable	226	–	53
Principal payments on notes payable	(90)	–	–
Deferred stock offering costs	–	–	(1,773)
Excess tax benefits from stock option exercises	–	–	36

Net cash provided by financing activities	1,447	659	8,971

Effect of exchange rate changes on cash and cash equivalents	6	145	243

Net increase (decrease) in cash and cash equivalents	(1,955)	1,831	14,842
Cash and cash equivalents, beginning of year	30,361	28,406	30,237

Cash and cash equivalents, end of year	$28,406	$30,237	$45,079

Supplemental disclosure of cash flow information:
Cash paid for interest	$19	$28	$13
Cash receipts from interest	$353	$807	$1,233
Cash paid for income tax	$131	$65	$722

See accompanying notes to consolidated financial statements

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements

(thousands, except share and per share amounts)

(1) Nature of the Business

Virtusa Corporation (the Company or Virtusa) is a global information technology services company. The Company uses an offshore delivery model to provide a broad range of information technology, or IT services, including IT consulting, technology implementation and application outsourcing. Using its enhanced global delivery model, innovative platforming approach and industry expertise, the Company provides cost-effective services that enable its clients to accelerate time to market, improve service and enhance productivity. Headquartered in Massachusetts, Virtusa has offices in the United States and the United Kingdom, and global delivery centers in Hyderabad and Chennai, India and Colombo, Sri Lanka.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements reflect the accounts of the Company and its subsidiaries, Virtusa (India) Private Limited, organized and located in India, Virtusa (Private) Limited, organized and located in Sri Lanka, Virtusa UK Limited, organized and located in the United Kingdom, and Virtusa Securities Corporation, a Massachusetts securities corporation located in the United States. All intercompany transactions and balances have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Management reevaluates these estimates on an ongoing basis. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for fixed-price contracts, share-based compensation, income taxes and related deferred tax assets and liabilities, valuation of long-lived assets, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements.

(c) Foreign Currency Translation

The functional currencies of our non-U.S. subsidiaries are the local currency. India, Sri Lanka and the United Kingdom’s operating and capital expenditures are denominated in their local currency which is the currency most compatible with their expected economic results. India and Sri Lanka local expenditures form the underlying basis for inter-company transactions which are

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

subsequently conducted in both U.S. dollars and U.K. pounds sterling. U.K. client sales contracts are conducted in U.K. pounds sterling.

All transactions and account balances are denominated in the local currency. The Company translates the value of these non U.S. subsidiaries’ local currency denominated assets and liabilities into U.S. dollars at the rates in effect at the balance sheet date. Resulting translation adjustments are recorded in stockholders’ equity as a component of accumulated other comprehensive loss. The local currency denominated statement of operations amounts are translated into U.S. dollars using the average exchange rates in effect during the period. Realized foreign currency transaction gains and losses are included in the consolidated statements of operations. The Company’s non-U.S. subsidiaries do not operate in “highly inflationary” countries.

(d) Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. These statements establish accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative at its inception. Any changes in the fair value of the derivative instrument are recognized immediately in the statement of operations. At March 31, 2006, the Company had outstanding derivative contracts with a notional value of $10,472. As of March 31, 2007, the Company had no outstanding derivative contracts.

(e) Cash and Cash Equivalents, Restricted Cash and Investments

The Company considers all highly liquid investments with a remaining maturity of three months or less from the date of purchase to be cash equivalents. At March 31, 2006, cash equivalents consisted of money market instruments. At March 31, 2007, cash equivalents consisted of money market instruments, U.S. Treasury bills and certificates of deposit.

The Company leases its Westborough, Massachusetts facility. The lease is secured by a credit facility, which, in turn is secured by a pledge of restricted cash. At March 31, 2006 and 2007, cash in the amount of $615 and $490, respectively, was restricted in support of the Westborough, Massachusetts lease. The Company also has restricted cash in India totaling $86 and $935 at March 31, 2006 and 2007, which includes restricted deposits to secure the import of computer equipment of $86 and $72 at March 31, 2006 and 2007, and deposits under lien of $219 against a bank guarantee issued by a bank in favor of Andhra Pradesh Industrial Infrastructure Corporation Limited, or APIICL, a government agency in India, and $644 restricted for a bank guarantee related to a transfer pricing tax appeal with the government of India at March 31, 2007. At March 31, 2007, the Company had restricted cash in Sri Lanka of $164 for a bank guarantee relating to refunds of value-added tax from the Sri Lankan government. There were no restricted cash deposits in Sri Lanka at March 31, 2006.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

At March 31, 2006 and 2007, the Company held long-term investments in equity instruments of companies which it accounts for under the cost method as ownership is less than 20% and the Company does not have the ability to exercise significant influence over their operations. In prior years, because evidence indicated that it would be highly unlikely that the Company would be able to sell or otherwise recover the cost basis of certain investments, the Company had reduced the carrying value of certain investments to zero to reflect the value of the investments.

In the year ended March 31, 2005, the Company recognized a gain of $146 on the sale of an investment which had a carrying value of $261. During the year ended March 31, 2006, the Company recognized an additional gain of $696 from “earn out” payments on the sale of this same investment. The Company also recognized a gain of $231 on the sale of a second investment during 2006 which had a carrying value of zero.

The Company also has investments in Sri Lanka treasury notes and bills totaling $40 and $41 at March 31, 2006 and 2007, respectively. The purpose of these investments is to provide the funding necessary to meet Sri Lankan employee pension obligations as they arise. While the duration period to maturity of these investments is usually less than one year, the Company considers these investments to be long-term in nature given their intended purpose.

(f) Fair Value of Financial Instruments

At March 31, 2006 and 2007, the carrying amounts of the Company’s financial instruments, which included cash and cash equivalents, accounts receivable, unbilled accounts receivable, restricted cash, accounts payable, accrued employee compensation and benefits and other accrued expenses, approximate their fair values due to their short-term nature. Based on borrowing rates currently available to the Company for leases with similar terms, the carrying value of capital lease obligations approximated fair value at March 31, 2006 and 2007.

(g) Concentration of Credit Risk and Significant Customers

Financial instruments which potentially expose the Company to concentrations of credit risk are primarily comprised of cash and cash equivalents, accounts receivable and unbilled accounts receivable. The Company places its cash in highly rated financial institutions. Management believes its credit policies reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral.

At March 31, 2006, two customers accounted for 27% and 13% of gross accounts receivable, and at March 31, 2007, one customer accounted for 28% of gross accounts receivable. During the fiscal years ended March 31, 2006 and 2007, two customers accounted for 11% and 10%, and 23% and 7%, respectively, of the Company’s revenue. During the year ended March 31, 2005, two customers accounted for 14% and 11% of the Company’s revenue.

(h) Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases, which involve

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

a transfer of ownership, are amortized over the estimated useful life of the asset. Other property and equipment held under capital leases and leasehold improvements are amortized over the shorter of their lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repair and maintenance costs are expensed as incurred.

(i) Long-lived Assets

Our long-lived assets include property and equipment and long-term investments. We evaluate the recoverability of our long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets and the resulting losses are included in the statement of operations.

(j) Internally-Developed Software

Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, requires research and development costs associated with the application development stage to be capitalized for internal use software. At March 31, 2006 and 2007, capitalized software development costs pursuant to SOP 98-1 were approximately $297 and $870, respectively, which include costs of $696 capitalized for the development of a billing and invoicing system during the year ended March 31, 2007. These costs were recorded in property and equipment. Capitalized internal use software development costs are amortized over their estimated useful life, generally three years, using the straight line method, beginning with the date that an asset is ready for its intended use. For the years ended March 31, 2005, 2006 and 2007, amortization of capitalized software development costs amounted to approximately $87, $138 and $230, respectively.

(k) Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109), using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

At March 31, 2006, a full valuation allowance was recorded against the Company’s U.S. and foreign gross deferred tax asset since management believed that after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it was more likely than not that these assets would not be realized primarily due to the cumulative losses in recent years.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

At December 31, 2006, the Company determined that it was more likely than not that its deferred tax assets would be realized based upon its positive cumulative operating results and its assessment of its expected future results. As a result, the Company released its valuation allowance and recognized a discrete income tax benefit of $5,040 in its consolidated statement of operations for the fiscal year ended March 31, 2007.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple jurisdictions. The Company records liabilities for estimated tax obligations in the United States and other tax jurisdictions.

(l) Redeemable Convertible Preferred Stock

The carrying value of redeemable convertible preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount at the redemption date. These increases are affected through charges to additional paid-in capital. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the aggregate proceeds raised from the offering exceed $25,000, and at a pre-money valuation for the Company (on a fully diluted basis) of at least $280,000 on or prior to November 15, 2007 and $325,000 thereafter.

(m) Revenue Recognition

The Company derives its revenue from a variety of IT consulting, technology implementation and application outsourcing services. Contracts for these services have different terms and conditions based on the scope, deliverables, and complexity of the engagement which require management to make judgments and estimates in determining the overall cost to the customer. Fees for these contracts may be in the form of time-and-materials or fixed price arrangements and volume discounts are recorded as a reduction of revenue over the contractual period as services are performed.

Revenue on time-and-material contracts is recognized as the services are performed and amounts are earned in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. For contracts with fees based on time-and-materials, the Company recognizes revenue over the period of performance.

Revenue from fixed price contracts is accounted for under the percentage-of-completion method in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under the percentage-of-completion method, management estimates the percentage of completion based upon efforts incurred as a percentage of the total estimated efforts for the specified engagement. When total cost estimates exceed revenues, the Company accrues for the estimated losses immediately. The use of the percentage-of-completion method requires significant judgment relative to estimating total contract revenue and efforts, including assumptions relative to the length of time to complete

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

the project, the nature and complexity of the work to be performed, and anticipated changes in other engagement-related costs. Estimates of total contract revenues and efforts are continuously monitored during the term of the contract and are subject to revision as the contract progresses. When revisions in estimated contract revenues and efforts are determined, such adjustments are recorded in the period in which they are first identified. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized as milestones are achieved or when final deliverables have been provided.

Revenue includes reimbursements of travel and out-of-pocket expenses with equivalent amounts of expense recorded in costs of revenue of $2,573, $1,724 and $3,312 for the years ended March 31, 2005, 2006 and 2007, respectively.

(n) Costs of Revenue and Operating Expenses

Costs of revenue consist principally of salaries, employee benefits and stock compensation expense, reimbursable and non-reimbursable travel costs, subcontractor fees, and immigration related expenses for IT professionals.

Selling and marketing expenses are charged to income as incurred. Selling and marketing expenses are those expenses associated with promoting and selling the Company’s services and include such items as sales and marketing personnel salaries, stock compensation expense and related fringe benefits, commissions, travel, and the cost of advertising and other promotional activities. Advertising and promotional expenses incurred were approximately $107, $455 and $207 for the years ended March 31, 2005, 2006 and 2007, respectively.

General and administrative expenses include other operating items such as officers’ and administrative personnel salaries, stock compensation expense and related fringe benefits, legal and audit expenses, insurance, provision for doubtful accounts, depreciation and operating lease expenses.

(o) Share-Based Compensation

Effective April 1, 2005, the Company adopted the provisions of SFAS No. 123(R), Share Based Payment, (SFAS 123R) using the modified prospective method. Accordingly, the statements of operations for the years ended March 31, 2006 and 2007 include compensation costs related to newly granted share-based awards calculated in accordance with SFAS 123R, as well as for those issued in prior years calculated in accordance with SFAS 123 that vest after the adoption date. The compensation cost is determined by estimating the fair value at the grant date of the Company’s common stock using the Black-Scholes option pricing model, and expensing the total compensation cost on a straight line basis (net of estimated forfeitures) over the requisite employee service period. The total SFAS 123R compensation expense for the years ended March 31, 2006 and 2007 was $1,792 and $2,911, respectively, with $537 and $1,216, respectively, of this amount included in the costs of revenue, and $1,255 and $1,695, respectively, in selling, general and administrative expenses.

Under SFAS No. 123R’s modified prospective method, the effect of the standard is recognized in the period of adoption and in future periods, but prior periods are not restated to reflect the

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

impact of adopting the new standard at earlier dates. Prior to April 1, 2005, employee stock awards under the Company’s compensation plan were accounted for using the intrinsic value method as prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In accordance with the disclosure requirements of SFAS No. 123, Accounting for Stock Based Compensation, and SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure an Amendment to Statement No. 123, had compensation cost been recognized based on the fair value of the options granted to employees at the grant date consistent with the provisions of SFAS No. 123, the Company’s net income for the year ended March 31, 2005 on a pro forma basis would be as follows:

Year ended
March 31,
2005

Net income, as reported	$1,110
Add—Share-based employee compensation expense determined and recognized under the intrinsic value method (APB Opinion No. 25)	10
Deduct—Share-based employee compensation expense determine using the fair value method (SFAS 123)	(905)

Pro forma net income	$215

Net income per share of common stock:
As reported
Basic	$0.07

Diluted	$0.06

Pro forma
Basic	$0.01

Diluted	$0.01

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing valuation model with the following assumptions:

Weighted average fair
value options pricing	Year ended March 31,
model assumptions	2005	2006	2007

Risk-free interest rate	3.57%	4.24%	4.63%
Expected term (in years)	6.30	6.44	6.25
Anticipated common stock volatility	66.10%	60.10%	50.06%
Expected dividend yield	–	–	–

The risk-free interest rate assumptions are based on the interpolation of various U.S. Treasury bill rates in effect during the month in which stock option awards are granted. The Company’s

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

volatility assumption is based on the historical volatility rates of the common stock of its publicly held peers over periods commensurate with the expected term of each grant.

The expected term of employee share-based awards represents the weighted average period of time that awards are expected to remain outstanding. The determination of the expected term of share-based awards assumes that employees’ behavior is a function of the awards vested, contractual lives, and the extent to which the award is in the money. Given that the Company is privately-held and its share-based award plans are relatively new, it has very little experience or history to be able to determine the expected term of its share-based awards. Accordingly, the Company has elected to utilize the SAB No. 107 “simplified” method of determining the expected term or life of its share-based awards. The SEC permits the use of this method by non-public companies that have relatively little plan history or peer-company, industry, or other empirical data available to determine the expected period or term over which its awards will be held before exercise.

As of March 31, 2007, there was $2,854 of total unrecognized compensation cost related to nonvested stock options granted under the Company’s 2000 Amended and Restated Option Plan (the Option Plan) (see note 8). That cost is expected to be recognized over the remaining weighted average period of 1.81 years.

In addition to the stock options described above, the Company established a stock appreciation rights (SARs) compensation plan during the year ended March 31, 2006 (see note 8 for a more complete description of this plan). Because SARs are required to be settled in cash, the compensation cost and the future liability for these SARs are determined by establishing the fair value of the SARs at the date of grant and remeasuring the fair value of the vested SARs at the close of each reporting period.

Accordingly, prior to the full vesting of a SARs, the cumulative compensation cost and the resultant liability associated with the SAR will be recognized and be equal to the proportionate fair value of the SAR earned to date. Subsequent to full vesting, the change in fair value of a SAR is recorded as an adjustment to the future liability and as compensation expense in the determination of periodic earnings. During the years ended March 31, 2006 and 2007, the Company recognized compensation expense in the amount of $206 and $984, respectively, with $185 and $883 of this amount included in costs of revenue, and $21 and $101 in selling, general and administrative expenses.

Each SAR’s fair value was determined using the Black-Scholes pricing model. The pricing model assumptions include a U.S. Treasury bills derived, risk-free interest rate of 3.95% to 4.86%, an expected term or life of each award ranging from 6.25 to 6.75 years, an anticipated stock volatility of 47% to 72%, and no expected dividend yield. The amount of the liability associated with these awards is $206 and $1,170 at March 31, 2006 and 2007,respectively.

(p) Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance for doubtful accounts is

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

determined by evaluating the relative credit worthiness of each customer, historical collections experience and other information, including the aging of the receivables.

(q) Unbilled Accounts Receivable

Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the related contracts.

(r) Net Income per Share

The Company calculates net income per share in accordance with SFAS No. 128, Earnings per Share (SFAS No. 128) and EITF Issue No. 03-6, Participating Securities and the Two—Class Method under FASB Statement 128 (EITF No. 03-6). EITF No. 03-6 clarifies the use of the “two-class“ method for the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s series A, B, C and D redeemable convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company as described in note 6. When determining basic earnings per share under EITF No. 03-6, undistributed earnings for a period are allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all of the earnings for the period had been distributed. Net losses are not allocated to preferred stockholders.

Basic net income per share is computed by dividing the net income available to common stockholders by the weighted average common shares outstanding. The net income available to common stockholders is calculated by deducting dividends allocable to the Company’s redeemable convertible preferred stock from net income to determine the income available to stockholders. There have been no dividends to common or redeemable convertible preferred stock for any of the periods presented.

Diluted net income per share is computed giving effect to all potentially dilutive common stock, including options and all convertible securities to the extent they are dilutive.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

The following table sets forth the computation of basic and diluted net income per share:

	2005	2006	2007

Numerators:
Net income	$1,110	$1,981	$18,990
Net income allocated to participating redeemable convertible preferred stockholders	752	1,328	12,447

Net income available to common stockholders	$358	$653	$6,543
Denominators:
Weighted average common shares outstanding	5,448,048	5,613,623	6,005,619
Dilutive effect of employee stock options and warrants	242,639	321,810	919,756
Dilutive effect of redeemable convertible preferred shares	11,425,786	11,425,786	11,425,786
Weighted average shares-Diluted	17,116,473	17,361,219	18,351,161
Net income per share-Basic	$0.07	$0.12	$1.09
Net income per share-Diluted	$0.06	$0.11	$1.03

During the years ended March 31, 2005, 2006 and 2007, options to purchase 1,424,647, 1,826,595 and 691,151 shares of common stock, respectively, were not included in the computation of diluted earnings per share because they would have had an anti-dilutive effect.

The following unaudited pro forma presentation illustrates the effect of the automatic conversion of our redeemable convertible preferred stock on basic and diluted net income per share.

2007

Pro forma weighted average shares used in the calculation of earnings per share:
Weighted average common shares outstanding	6,005,619
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock	11,425,786
Basic	17,431,405
Stock options and warrants	919,756
Diluted	18,351,161
Pro forma net income per share:
Basic	$1.09
Diluted	$1.03

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

(s) Recent Accounting Pronouncements

In February 2007, the FASB released SFAS 159, The Fair Value Option for Financial Assets and Financial Liability (SFAS No. 159). SFAS 159 allows entities to measure many financial instruments and certain other items at their fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company will adopt SFAS 159 in its fiscal year beginning on April 1, 2008. The Company is currently evaluating the requirements of SFAS 159 and have not yet determined the impact that it might have on its financial position and results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 157 will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R). This standard requires recognition of the funded status of benefit plans in statements of financial position. The standard also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules; and it modifies the timing of reporting and adds certain disclosures. The recognition and disclosure elements of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 and the measurement elements are effective for fiscal years ending after December 15, 2008. The Company has adopted the recognition and disclosure requirements of SFAS No. 158 for the year ended March 31, 2007. This adoption did not have a material impact on the Company’s financial position and results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that FIN 48 will have on its financial position and results of operations.

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 155, Accounting for Certain Hybrid Instruments. SFAS No. 155 is an amendment to SFAS No. 133 and No. 140 and allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for an entity’s first fiscal year that begins after September 15,

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

2006. The Company does not expect that SFAS No. 155 will have a material impact on its financial position or results of operations.

In July 2005, the FASB issued FASB Staff Position (FSP) 150-5, Accounting Under SFAS 150 for Freestanding Warrants and Other Similar Instruments on Redeemable Shares (FSP 150-5). FSP 150-5 clarifies that warrants on shares that are redeemable or puttable immediately upon exercise and warrants on shares that are redeemable or puttable in the future qualify as liabilities under SFAS 150, regardless of the redemption feature or redemption price. The FSP is effective for the first reporting period beginning after June 30, 2005, with resulting changes to prior period statements reported as the cumulative effect of an accounting change in accordance with the transition provisions of SFAS 150. We have adopted the provisions of FSP 150-5; this adoption has not had a material impact on the Company’s financial position and results of operations in the year ended March 31, 2007.

(3) Notes Receivable

In May 2002, in connection with a restricted stock agreement (note 7), the Company entered into a promissory note totaling approximately $42 with an executive officer. The note bore interest at 7.0% per year, compounded annually. The principal and interest were due on May 22, 2008. The note receivable plus accrued interest at March 31, 2005 and 2006 were approximately $49 and $51, respectively, and was recorded as a reduction to stockholders’ equity. This note plus accrued interest of $53 was paid in full on February 16, 2007.

In August 2002, the Company modified an executive officer and director’s existing stock options (note 8), to allow the stock options to become immediately exercisable as restricted stock subject to reverse vesting. In connection with the exercise of the stock options and the issuance of the restricted stock, the Company entered into two promissory notes totaling approximately $193. The notes bore interest at 4.24% per year, compounded annually. The principal and interest were due on August 21, 2008. During the year ended March 31, 2005, the executive officer and director repaid the two promissory notes and accrued interest in full totaling approximately $226.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

(4) Property and Equipment

Property and equipment and their estimated useful lives in years consists of the following:

	Estimated
	useful life	March 31,
	(Years)	2006	2007

Computer equipment	3	$12,049	$16,446
Furniture and fixtures	7	1,626	2,005
Vehicles	4	171	299
Software	3	2,624	2,835
Leasehold improvements	Lesser of Estimated Useful Life or Lease Term	438	438
Capital work-in-progress		161	1,039

		17,069	23,062
Less—Accumulated depreciation and amortization		12,259	15,521

		$4,810	$7,541

Depreciation and amortization expense for the years ended March 31, 2005, 2006 and 2007 was $2,713, $3,051 and $3,271, respectively. Capital work-in-progress represents advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date.

As of March 31, 2006 and 2007, the cumulative cost of equipment acquired under capital leases included in property and equipment totaled $570 and $36, respectively, with related accumulated amortization of $540 and $36, respectively. The Company abandoned a project relating to the internal development of certain software and charged $208 to general and administrative expense in the accompanying statement of operations during the year ended March 31, 2006.

(5) Debt

The Company has a $3,000 revolving line of credit with a bank with a $1,500 ($620 as of March 31, 2006) sub-limit for letters of credit as of March 31, 2007. The revolving line of credit also includes a foreign exchange line of credit requiring 15% of foreign exchange contracts to be supported by the Company’s borrowing base. The Company had no outstanding foreign currency contracts as of March 31, 2007, and had its full borrowing base available. Advances under this credit facility accrue interest at an annual rate equal to the prime rate minus 0.25%. The credit facility is secured by the grant of a security interest in all of the Company’s U.S. assets in favor of the bank and contains financial and reporting covenants and limitations. The Company is currently in compliance with all covenants contained in its credit facility and believes that the credit facility provides sufficient flexibility so that it will remain in compliance

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

with its terms. The credit facility expires on September 30, 2007. The Company had no amounts outstanding under this credit facility as of March 31, 2007.

(6) Redeemable Convertible Preferred Stock

Series A Preferred Stock

On May 25, 2000, the Company issued 3,826,425 shares of Series A redeemable convertible preferred stock (Series A preferred stock) at a price of $3.3386 per share. Proceeds were recorded net of issuance costs of $60. In addition, during the year ended March 31, 2000, the Company converted $725 of convertible promissory notes into 217,157 shares of Series A preferred stock.

Series B Preferred Stock

On December 21, 2000, the Company issued 8,647,043 shares of Series B redeemable convertible preferred stock (Series B preferred stock) at a price of $1.75 per share. Proceeds were recorded net of issuance costs of $77. In connection with securing certain bank loans the Company had issued warrants to a bank to purchase 42,857 and 60,000 shares of the Company’s Series B preferred stock at an exercise price of $1.75 per share, subject to certain anti-dilutive adjustments, which are exercisable for a period of seven years, expiring in April 2008 and February 2009, respectively. On March 23, 2007, the Company amended these warrant agreements such that they are exercisable for shares of the Company’s common stock. The other terms and conditions of the warrant agreements remain unchanged.

Series C Preferred Stock

On November 1, 2002, February 27, 2003, March 31, 2003, July 10, 2003 and February 11, 2004, the Company issued 6,623,867, 5,759,765, 104,723, 104,723 and 31,416 shares of Series C redeemable convertible preferred stock (Series C preferred stock) at prices of $0.9813 to $0.9549 per share. Proceeds were recorded net of issuance costs of $49.

Series D Preferred Stock

On February 5, 2004 the Company issued 7,458,494 shares of Series D redeemable convertible preferred stock (Series D preferred stock) at a price of $2.6815 per share. Proceeds were recorded net of issuance costs of $88.

The Series A, B, C and D preferred stock have the following characteristics:

Voting Rights

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

Dividends

The holders of the Series A, Series B, Series C and Series D preferred stock are entitled to receive, when and if declared by the board of directors and out of funds legally available, noncumulative dividends declared on the common stock equal to the number of shares of common stock into which each preferred share is convertible as of the record date times the dividend per share. No dividends have been declared or paid by the Company.

The reduced conversion prices for Series A and B preferred stock, as a result of subsequent “down rounds” of financing, triggered certain anti-dilution provisions in the Company’s certificate of incorporation which gave rise to deemed dividends. Deemed dividends of approximately $1,100 were recorded as a debit to common stock additional paid in capital and a credit to preferred stock additional paid in capital in the accompanying financial statements.

In accordance with the terms of the Series C preferred stock agreement, the holders of 6,623,867 shares of Series C preferred stock were issued 183,130 additional shares of Series C preferred stock as a result of the second and third rounds of Series C preferred stock financings taking place at a lower per share price than the first round of Series C financing, triggered anti-dilution provisions in the Company’s certificate of incorporation which gave rise to a deemed dividend. A deemed dividend of approximately $175 was recorded as a debit to common stock additional paid in capital and a credit to preferred stock additional paid in capital in the accompanying financial statements.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, Series B, Series C, and Series D preferred stock have the right to receive for each share an amount equal to the sum of $3.3386, $1.7500, $0.9549, and $2.6815 per share of Series A, Series B, Series C, and Series D preferred stock, respectively, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. An extraordinary transaction such as a merger or sale of the company may also be deemed a liquidation event in which the holders of preferred stock would have a right to their applicable liquidation preference. If a liquidation event is triggered, under the certificate of incorporation, after payment in full of the applicable per share liquidation preference amounts as listed above to the holders of preferred stock from assets of the Company, to the extent there are any assets of the Company still available for distribution, the holders of the preferred stock have the right to share ratably with the holders of common stock with the remaining assets of the company until such time as the holders of preferred stock will have received an amount equal to at least two and one half times their applicable per share liquidation preference amount.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The current conversion price of Series A, Series B, Series C, and Series D preferred stock is $7.4516, $4.8202, $2.9888, and $8.3931,

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

respectively, and is subject to adjustment in accordance with anti-dilution provisions contained in the Company’s certificate of incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the aggregate proceeds raised from the offering exceed $25,000, and at a pre-money valuation for the Company (on a fully diluted basis) of at least $325,000.

Redemption

On or after February 5, 2007, the holders of at least a majority of the outstanding Series A, Series B, Series C and Series D preferred stock may, by written request, require the Company to redeem 33.3% of the then outstanding shares, an additional 33.4% of the original outstanding shares on February 5, 2008, and all of the remaining outstanding shares on February 5, 2009. The per share redemption price shall be equal to the original purchase price plus the amount of any declared and unpaid dividends.

If the Company does not have sufficient funds legally available to redeem all shares of Series A, Series B, Series C, and Series D preferred stock to be redeemed at the aforementioned redemption dates, then the Company shall redeem such shares ratably to the extent possible and shall redeem the remaining shares as soon as sufficient funds are legally available.

(7) Common Stock

The Company has authorized the issuance of 80,000,000 shares of $0.01 par value common stock. In addition, the Company has reserved as of March 31, 2006 and 2007 a total of 14,306,378 and 14,223,479 shares of common stock, respectively, for the conversion of Series A, Series B, Series C, and Series D preferred stock, the exercise and subsequent conversion of warrants, and the exercise of stock options.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding.

In September 2004, the Company sold a total of 215,794 shares of its common stock to two newly-appointed members of the board of directors at $6.89 per share. In February 2006, the Company sold a total of 266,072 shares of its common stock to two existing stockholders at $2.88 per share and in August 2006, the Company sold 87,866 shares of its common stock to a newly-appointed member of the board of directors at $4.19 per share. Each of the foregoing per-share prices was equal to the estimated fair value of the common stock at the date of sale as determined by the Company’s board of directors.

On March 29, 2007, the Company issued 918,807 shares of common stock at $12.27 per share for gross proceeds of approximately $11,273 to a wholly-owned subsidiary of British Telecommunications plc (BT), one of the Company’s customers. The per share price was equal to the estimated fair value of the common stock at the date of sale as determined by the Company’s board of directors. The sale represents 4.99% of the Company’s outstanding common stock taking into consideration the Company’s redeemable convertible preferred stock, on an as-converted basis.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

(a)	Restricted Stock

At March 31, 2006 and 2007, the Company had 4,160,010 shares of common stock outstanding which are subject to restrictions as to transfer.

In October 2001, the Company granted 165,110 shares of restricted common stock to an executive officer at a purchase price of $1.57 per share, the fair market value of the common stock at the date of grant. The Company’s right to repurchase the shares lapsed over four years, 25% on the first anniversary of the grant, and the remainder in equal quarterly installments. The only risk of forfeiture was if the executive officer voluntarily terminated employment with the Company, in which case the Company may repurchase the unvested shares for the original purchase of $1.57 per share. In connection with the grant, the Company entered into a promissory note agreement with the executive officer for the purchase price of the stock (note 3). On February 24, 2004 the executive officer was terminated without cause. The Company agreed to repurchase all of the underlying vested and unvested restricted stock for approximately $379. The Company paid $1.57 per share for the unvested restricted shares in accordance with the restricted stock agreement. The Company paid $1.85 per share for the vested shares. The Company exchanged the outstanding promissory notes due from the executive officer for the purchase price of the shares.

In April 2002, the Company provided two executive officers and all directors of the Company the opportunity to modify existing stock option agreements so that all options would become immediately exercisable as restricted stock. One officer and two directors elected to modify their agreements resulting in a total of 150,008 shares becoming exercisable. The Company’s right to repurchase the officers restricted shares lapsed 25% immediately and the remainder in equal quarterly installments beginning September 24, 2002. The Company’s right to repurchase the directors’ shares lapsed 33% immediately, 33% on January 24, 2003 and 33% on January 24, 2004. The Company’s right to repurchase these unvested shares, which has expired, was equal to the lesser of the officer or director’s original purchase price of $1.57 or the fair value per share on the date of repurchase. The Company entered into promissory note agreements with the officer and one of the directors for the purchase price of the stock (note 3), and the other director paid cash for the purchase price of approximately $38.

In June 2003, the Company granted 398,800 shares of restricted common stock to an executive officer of the Company at a purchase price of $0.31 per share, below the $1.63 fair market value of the common stock at the date of grant. The Company’s right to repurchase the shares lapsed 25% on the first anniversary of the officer’s hire date and an additional 6.25% lapsed each three full month period thereafter. The Company’s repurchase price is equal to the officers’ original purchase price per share of $0.31. The Company recorded a charge to deferred compensation of $534 related to this grant, and recognized compensation expense of $131 and $2 during the years ended March 31, 2004 and 2005, respectively.

On April 5, 2004, as part of a termination agreement with the executive officer referred to in the paragraph above, the Company agreed to accelerate the vesting of the executive’s shares of restricted stock by one year. As a result, vesting of 99,700 shares was accelerated. The Company recognized additional non-cash compensation expense of approximately $197 during the year ended March 31, 2005. Additionally, the Company exercised its right to repurchase the

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

remaining 199,400 unvested shares of restricted stock at the original purchase price of $0.31 per share for a total of $62.

(b) Common Stock Warrant

On December 21, 2000, in connection with the issuance of the Series B preferred stock, the Company issued a warrant for the purchase of 12,779 shares of the Company’s common stock at an exercise price of $1.57 per share. The warrant expired on December 21, 2005.

(8) Stock Options and Appreciation Rights

During the year ended March 31, 2001, the Company adopted the 2000 Stock Option Plan (the Option Plan) under which an initial 1,236,421 shares of the Company’s common stock was reserved for issuance to employees, directors, and consultants. The Option Plan was amended over the years to increase the number of shares reserved for issuance to a maximum of 3,763,532 in the year ended March 31, 2005, before reducing the aggregate number of shares reserved for issuance in July 2005 to a total of 3,281,149. Options granted under the Option Plan may be incentive stock options, nonqualified stock options or restricted stock. Incentive stock options may only be granted to employees. Options granted have a term of ten years and generally vest over four years. The Company settles employee stock option exercises with newly issued shares. The compensation committee of the board of directors determines the term of awards on an individual case basis. The exercise price of incentive stock options shall be no less than 100% of the fair market value per share of the Company’s common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value as determined by the board of directors.

In July 2005, the Company adopted the Virtusa Corporation 2005 Stock Appreciation Rights Plan (the SAR Plan). Under the SAR Plan, the Company may grant up to 479,233 stock appreciation rights (SARs) to employees and consultants of Virtusa and its foreign subsidiaries, and settle the SAR in cash or common stock, as set forth in the SAR Plan. In connection with the adoption of the SAR Plan, the Company reduced the number of shares reserved for issuance under the Option Plan by 479,233 shares, to 3,281,149, canceled options previously granted to certain non-U.S. employees, and issued SARs in replacement of the cancelled options that had the identical exercise price, exercise period after termination and vesting period as the canceled options. The SAR Plan generally restricts the exercise of the SARs at any time prior to the date of an initial public offering (IPO) of the Company’s common stock, unless the employee’s employment is terminated. Prior to an IPO, the SARs can only be settled in cash. After an IPO, the cash settlement feature of the SARs will cease and exercises will only be settled in shares of the Company’s common stock. After an IPO, the employee may also exercise the SAR during the term of employment and for 90 days post-termination.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

The following table summarizes stock option activity under the Option Plan for the years ended March 31, 2005, 2006 and 2007:

	Number of
	options to purchase	Weighted average
	common shares	exercise price

Outstanding at March 31, 2004	1,323,976	1.62
Granted	971,834	5.96
Exercised	(25,103)	1.57
Forfeited	(131,845)	3.27

Outstanding at March 31, 2005	2,138,862	3.49
Granted	440,217	2.84
Exercised	(80,908)	1.34
Canceled and replaced with SARs	(207,460)	4.00
Forfeited	(340,696)	4.00

Outstanding at March 31, 2006	1,950,015	3.29
Granted	610,032	5.46
Exercised	(82,899)	1.55
Forfeited	(134,746)	5.05

Outstanding at March 31, 2007	2,342,402	3.82

The following table summarizes options exercisable and available for future grant under the Option Plan at March 31, 2007:

March 31,
2007

Options exercisable	1,226,637
Options available for future grant	417,948

The aggregate intrinsic value and weighted average remaining contractual life of stock options outstanding at March 31, 2007 was approximately $20,608 and 7.13 years, respectively. The aggregate intrinsic value, weighted average remaining contractual life and weighted average exercise price of stock options exercisable at March 31, 2007 were $12,069, 5.87 years and $2.78, respectively. The aggregate intrinsic value of options vested during the years ended March 31, 2005, 2006 and 2007 was $220, $284 and $3,255, respectively. The aggregate intrinsic value of options exercised during the years ended March 31, 2005, 2006 and 2007 was $17, $56 and $381, respectively. The weighted average fair value of options granted during the year ended March 31, 2005, 2006 and 2007 was $3.91, $1.72 and $2.99, respectively. During the year ended March 31, 2007, the Company realized $105 of income tax benefit from the exercise of stock options.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

The table below summarizes information about the fair value of the Company’s common stock, as determined by the board of directors, and the intrinsic value of the Company’s option grants during the fiscal year ended March 31, 2007:

		Fair value of		Options
	Options	common stock at	Options	granted intrinsic
Grant date	exercise price	grant date	granted	value at grant date

8/7/2006	$4.19	$4.19	388,403	$0
12/18/2006	7.39	7.39	197,669	0
2/27/2007	10.08	10.08	23,960	0

			610,032	$0

The tables below summarize information about the SAR Plan activity for the fiscal years ended March 31, 2006 and 2007 as follows:

	SAR Plan activity
		Weighted
		average
	Number of	exercise
	SARs	price

Outstanding at March 31, 2005	—	$—
SARs issued in replacement of canceled options	207,453	4.01
Granted	11,677	2.72
Exercised	(3,463)	1.57
Forfeited or expired	(31,797)	4.76

Outstanding at March 31, 2006	183,870	3.85
Granted	51,360	4.73
Exercised	(5,223)	2.13
Forfeited or expired	(33,766)	4.48

Outstanding at March 31, 2007	196,241	4.04

SARs exercisable and available for future grant at March 31, 2007:

March 31, 2007

SARs exercisable	91,663
SARs available for future grant	282,992

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

The table below summarizes information about the fair value of the Company’s common stock, as determined by the board of directors and the intrinsic value of the Company’s SAR grants during the fiscal year ended March 31, 2007:

		Fair value of		SARs
	SARs	common stock at	SARs	granted intrinsic
Grant date	exercise price	grant date	granted	value period end

8/7/2006	$4.19	$4.19	44,858	$0
12/18/2006	7.39	7.39	3,946	0
2/27/2007	10.08	10.08	2,556	0

			51,360	$0

The aggregate intrinsic value and weighted average remaining contractual life of outstanding SARs at March 31, 2007 was approximately $1,683 and 7.11 years, respectively. The aggregate intrinsic value and weighted average remaining contractual life of the exercisable SARs at March 31, 2007 was approximately $890 and 5.61 years, respectively. The aggregate intrinsic value of SARs exercised during the years ended March 31, 2006 and 2007 was $3 and $28, respectively.

The weighted average fair value of SARs granted during the fiscal years ended March 31, 2006 and 2007 was $1.53 and $2.72, respectively. There were no SARs granted prior to April 1, 2005.

Prior to April 1, 2005, the Company followed SFAS 123 in accounting for stock options granted to individuals other than employees and directors. During the year ended March 31, 2004, the Company granted nonqualified options to a non-employee for the purchase of 3,194 shares of common stock at an exercise price of $1.57 per share with immediate vesting. During the year ended March 31, 2005, the Company granted nonqualified options to three non-employees for the purchase in aggregate of 19,966 shares of common stock at exercise prices ranging from $5.32 to $7.20 per share, with immediate vesting terms. During the years ended March 31, 2006 and 2007, the Company granted nonqualified options of 6,389 shares and 6,388 shares, respectively, of common stock to a non-employee at exercise prices of $2.88 and $7.39 per share, respectively, with immediate vesting and a two-year vesting period, respectively. The value of all of the options was determined using the Black-Scholes model with the following assumptions: no dividend yield, 50% to 80% volatility, risk-free interest rates of 4.16% to 4.86%, and expected terms of five to 10 years. The valuation of the options issued during the year ended March 31, 2005 resulted in compensation expense of approximately $34. During the years ended March 31, 2006 and 2007, compensation expense related to non-employee options was not material.

In May 2003, the Company granted 70,991 nonqualified stock options to two employees of the Company at an exercise price of $0.31 per share which was below the $1.63 fair market of the common stock at the date of grant. The Company recorded a charge to deferred compensation of $93 and compensation expense of $23 during the year ended March 31, 2005. During the years ended March 31, 2006 and 2007, the remaining unamortized deferred compensation and the related subsequent amortization thereof is included in the accounting associated with the adoption of SFAS 123R (note 2(o)).

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

During the year ended March 31, 2005, the Company granted options to purchase an aggregate of 869,055 of common stock outside of the Option Plan at an exercise price of $6.89 per share. Of the total grants, an option to purchase 798,722 shares was issued to an executive officer and an option to purchase 70,333 shares was issued to a director of the Company. On the first anniversary of the employment date of the executive officer, the executive officer’s option vested as to 25% of the shares, and the remainder vests in equal quarterly installments over the following three years. The director’s option vests in equal quarterly installments over three years. During the year ended March 31, 2005, no compensation expense was recorded related to these options. During the year ended March 31, 2006, the executive officer’s option agreement was amended to reduce the exercise price from $6.89 to $2.38. The compensation related to these options, including the effect of the modification, is included in the accounting associated with the adoption of SFAS 123R (note 2(o)).

(9) Income Taxes

The income (loss) before income tax expense (benefit) shown below is based on the geographic location to which such income is attributed for each of the years ended March 31, 2005, 2006 and 2007:

	Year ended March 31,
	2005	2006	2007

United States	$(924)	$(1,744)	$6,811
Foreign	2,133	3,901	8,549

Total	$1,209	$2,157	$15,360

The provision (benefit) for income taxes for each of the years ended March 31, 2005, 2006 and 2007 consisted of the following:

	Year ended March 31,
	2005	2006	2007

Current provision:
Federal	$99	$97	$262
State	—	24	430
Foreign	—	55	717

Total current provision	$99	$176	$1,409

Deferred provision (benefit):
Federal	$343	$(74)	$3,195
State	—	—	540
Foreign	(133)	(24)	5

Total deferred provision	$210	$(98)	$3,740

Change in valuation allowance	(210)	98	(8,779)

Total provision (benefit) for income taxes	$99	$176	$(3,630)

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

The items which gave rise to differences between the income taxes in the statements of operations and the income taxes computed at the U.S. statutory rate are summarized as follows:

	Year ended March 31,
	2005	2006	2007

Statutory tax rate	34.0%	34.0%	34.0%
U.S. state and local taxes, net of U.S federal income tax effects	3.7	(0.9)	3.1
Benefit from foreign subsidiaries’ tax holidays	(58.4)	(54.4)	(13.8)
Investment tax credits	0.7	—	—
Change in valuation allowance	(15.8)	4.5	(56.8)
Permanent items	44.0	26.5	4.3
Other adjustments	—	(1.6)	5.6

Effective income tax rate	8.2%	8.1%	(23.6% )

The Company’s Sri Lanka subsidiary has entered into an agreement with the Sri Lanka Board of Investment whereby income of the subsidiary is exempt from Sri Lanka tax through March 31, 2019. Additionally, the Company’s India subsidiary operates two Software Technology Parks (STPs) which qualify as Export Oriented Units and are exempt from India tax on business income through March 31, 2009.

The effect of the income tax holidays was to increase both earnings and diluted earnings per share in the years ended March 31, 2005, 2006 and 2007 by $995, $1,173 and $2,443, respectively, and by $0.06, $0.07 and $0.13, respectively.

Deferred tax assets (liabilities) as of March 31, 2006 and 2007 were as follows:

	March 31,
	2006	2007

Net operating loss carryforwards	$7,242	$2,360
Bad debt reserve	139	118
Depreciation	240	179
Tax credit carryforwards	72	254
Accrued expenses and reserves	531	1,004
Compensation expense	535	1,099
Other	20	26

Total deferred tax asset	8,779	5,040
Valuation allowance	(8,779)	–

Net deferred tax asset	$–	$5,040

The Company provided a full valuation allowance at March 31, 2006 for the full amount of its deferred tax assets. Based on the weight of available evidence at that date, it was determined

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

more likely than not that some or all of the deferred tax assets would not be realized. At December 31, 2006, the Company determined that it was more likely than not that its deferred tax assets would be realized based upon its positive cumulative operating results and its assessment of its expected future results. As a result, the Company released the valuation allowance and recognized a discrete income tax benefit of $5,040 in the consolidated statement of operations for the fiscal year ended March 31, 2007.

At March 31, 2007, the Company has federal and state net operating loss (NOL) carryforwards of approximately $6,673 and $3,110, respectively, which may be available to reduce future income tax liabilities, which expire at various dates through 2025. The Company’s ability to utilize its NOL carryforwards may be limited due to changes in ownership of the Company as defined in Internal Revenue Code Section 382. Generally, an ownership change occurs when the ownership percentages of 5% or greater stockholders change by more than 50% over a three-year period.

The Company intends to reinvest certain of its foreign earnings indefinitely. Accordingly, no U.S. income taxes have been provided for approximately $17,931 of unremitted earnings of international subsidiaries as of March 31, 2007. The amount of taxes attributable to the permanently reinvested undistributed earnings is not practically determinable.

The Indian taxing authorities recently issued an assessment order with respect to their examination of the tax return for the fiscal year ended March 31, 2004 of the Company’s Indian subsidiary, Virtusa (India) Private Ltd., or Virtusa India. At issue were several matters, the most significant of which was the redetermination of the arm’s-length profit which should be recorded by Virtusa India on the intercompany transactions with its affiliates. The Company is contesting the assessment and has filed appeals with both the appropriate Indian tax authorities and the U.S. Competent Authority. During the fiscal year ended March 31, 2007, the Company accrued $413 related to this matter.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

(10) Post-retirement Benefits

The Company has noncontributory defined benefit plans (the Benefit Plans) covering its employees in India and Sri Lanka as mandated by the Indian and Sri Lankan governments. Benefits are based on the employee’s years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations.

The net periodic pension benefit amounts recognized in the balance sheet, measured as of March 31, 2007 are as follows:

	March 31,
	2005	2006	2007

Accumulated benefit obligation	$187	$241	$ 386

Change in projected benefit obligation:
Benefit obligation at the beginning of the year	$209	$258	$ 370
Service cost	78	107	125
Interest cost	13	21	30
Actuarial (gain) loss	(31)	17	109
Benefits paid	(9)	(26)	(57)
Effect of foreign currency exchange rate changes	(2)	(7)	(2)

Projected benefit obligation at year end	$258	$370	$ 575

Unfunded status of the plan	$258	$370	$ 575
Unrecognized actuarial gain (loss)	7	(30)	(136)
Unrecognized transition asset	17	–	–

Accrued benefit cost	$282	$340	$ 439

Components of net periodic pension expense:
Service cost	$ 78	$107	$ 125
Interest cost on projected benefit obligation	13	21	30
Amortization of the unrecognized transition obligation	(17)	(16)	–
Recognized net actuarial loss	(2)	–	–

Net periodic pension expense	$ 72	$112	$ 155

Assumptions:
Discount rate(1)	9.0%	9.0%	9.0%
Rate of compensation increase	5.0% every four years to 8.0% annually	5.0% every four years to 8.0% annually	6.5% to 8.0% annually

(1)	Discount rate is based upon high quality fixed income investments in India and Sri Lanka.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

The benefits expected to be paid from the Benefit Plans in each year ending March 31, 2008, 2009, 2010, 2011 and 2012 are $64, $84, $148, $197, and $234, respectively. The aggregate benefits expected to be paid in the five years from March 31, 2013 through March 31, 2017 are $1,656. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at March 31, 2007 and include estimated future employee service.

Effective March 31, 2007, the Company adopted the recognition, disclosure and measurement provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This standard requires employers that sponsor defined benefit plans to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur. Unrecognized prior service credits or costs and net actuarial gains or losses are recognized as a component of accumulated other comprehensive loss. Additional minimum pension liabilities related to intangible assets are eliminated upon adoption of the new standard. There was no impact of adopting the measurement provision as the Company measures its plan obligation as of the balance sheet date.

The following table summarizes the incremental effect of the initial adoption of SFAS No. 158 on the statement of financial position as of March 31, 2007:

	Prior to	Impact of adoption
	adoption of	of SFAS no. 158	As reported
	SFAS no. 158	increase (decrease)	March 31, 2007

Accrued employee compensation and benefits	$(6,813)	$(136)	$(6,949)
Accumulated other comprehensive loss	$194	$136	$330

The amount in accumulated other comprehensive income/(loss) that is expected to be recognized as a component of net expense/(income) during the next year is $38 of actuarial loss.

(11) 401(k) Plan

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan covers substantially all employees in the United States who meet minimum age and service requirements and allows participants to contribute a portion of their annual compensation on a pretax basis. Company contributions to the 401(k) Plan may be made at the discretion of the board of directors. During the years ended March 31, 2005, 2006 and 2007, the Company did not contribute to the 401(k) Plan.

For the years ended March 31, 2000 through March 31, 2005, Virtusa did not offer all temporary non-U.S. company employees of their offshore subsidiaries who were working in the United States the right to participate in the 401(k) Plan. The Company excluded these non-U.S. company employees from participation in the 401(k) Plan based on the belief that this retirement savings plan was strictly for U.S. company employees, and the fact that these non-U.S. company employees were covered by other retirement plans in their countries of permanent employment. During the year ended March 31, 2005, it came to the attention of the Company that excluding these non-U.S. company employees constituted a 401(k) Plan failure and including these employees in 401(k) testing calculations also resulted in testing failures. The Company has

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

formally filed an application for settlement with the U.S. Internal Revenue Service (the IRS) under the Voluntary Correction Program that requires the Company to make a one time contribution of approximately $131 to cure both the plan and testing failures. During the years ended March 31, 2003, 2004 and 2005, the Company recognized $29, $47 and $55, respectively, of the settlement amount. The Company believes that the 401(k) Plan is in compliance with all IRS rules and regulations.

(12) Related Party Transactions

In connection with the hiring of an executive officer, the Company issued an interest-free loan of 2,935 Sri Lankan rupees, or approximately $29, due and payable when the fair market value of the Company’s common stock reaches $20 per share following its initial public offering. The loan balance at March 31, 2006 was approximately $28 and was repaid in full during March 2007.

During the year ended March 31, 2005, the Company provided services to a customer of which certain officers of the Company were stockholders. The Company recorded revenue of approximately $3,500 for services provided to this customer. At March 31, 2005, $12 was included in accounts receivable from this customer. At March 31, 2004, the Company held 250,000 shares of common stock of this related entity. The carrying value of the shares was $261 and was included in long term investments. On January 14, 2005, the related entity was acquired by an unrelated party. The Company received cash of $407, $230 and $466 related to the sale of this investment during the years ended March 31, 2005, 2006 and 2007, respectively. The Company recorded gains of $146 and $696 in other income (expense), net related to the sale of this investment during the years ended March 31, 2005 and 2006, respectively.

Virtusa utilized BG Air Services, Inc. as a travel agent during the year ended March 31, 2005 and contracted approximately $731 in services. The managing director of BG Air Services, Inc. is a relative of an executive officer of the Company.

During the years ended March 31, 2005, 2006 and 2007, the Company purchased approximately $739, $942, and $1,048, respectively, in services from Lotus Travel Services. The managing director of Lotus Travel Services is a relative of an executive officer of the Company.

During the years ended March 31, 2005, 2006 and 2007, the Company made capital and operating lease payments for equipment of approximately $323, $291 and $230, respectively, to Alliance Finance Company. Relatives of an executive officer of the Company are directors of Alliance Finance Company.

(13) Commitments, Contingencies and Guarantees

The Company leases its office space, temporary housing for international employees and certain office equipment under noncancelable operating leases ranging from one to 12 months. Total rental expense under these operating leases was approximately $1,947, $2,598 and $3,417 for the years ended March 31, 2005, 2006 and 2007, respectively.

In January 2006, the Company relocated its U.S. West Coast sales and service office. The non-cancelable operating lease for the abandoned office space is scheduled to expire at the end of February 2008. In May 2006, the Company finalized a sublease agreement to sublease the vacated office space. Accordingly, at March 31, 2006, in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded an accrued liability and a charge of $65 to selling, general and administrative expenses

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

representing all of the remaining costs associated with the lease through its scheduled expiration date, less the amount of the sublease income.

The Company has also entered into various leasing arrangements for office equipment and has accounted for these transactions as capital leases. Accordingly, the Company has recorded assets and obligations equal to the present value of the minimum lease payments over the lease terms.

Future minimum lease payments under noncancelable operating leases at March 31, 2007 are:

Operating
leases

Year ending March 31:
2008	$3,462
2009	2,909
2010	2,204
2011	1,290
2012	263
Thereafter	–

$10,128

The operating lease commitment for the fiscal year ending March 31, 2008 is net of $97 of sub-lease income.

The Company has deposits under lien of $219 against a bank guarantee issued by a bank in favor of Andhra Pradesh Industrial Infrastructure Corporation Limited which would be forfeited if the Company fails to meet certain hiring criteria with established timelines at its Hyderabad facility.

The Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at its request in a defined capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification obligations is unlimited. The costs incurred to defend lawsuits or settle claims related to these indemnification obligations have not been material. As a result, the Company believes that its estimated exposure on these obligations is minimal. Accordingly, the Company had no liabilities recorded for these obligations as of March 31, 2007.

The Company is insured against any actual or alleged act, error, omission, neglect, misstatement or misleading statement or breach of duty by any current or former officer, director or employee while rendering information technology services. The Company believes that its financial exposure from such actual or alleged actions, should they arise, is minimal and no liability was recorded at March 31, 2007.

We are not a party to any pending litigation or other legal proceedings that are likely to have a material adverse affect on our financial statements.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

(14) Derivative Financial Instruments and Trading Activities

During the years ended March 31, 2005, 2006 and 2007, the Company entered into derivative foreign currency forward financial instruments with the objective of limiting its exposure to changes in the Indian rupee. These contracts did not qualify for hedge accounting under SFAS 133 Accounting for Derivative Instruments and Hedging Activities and, accordingly, the changes in fair value of these derivative instruments were recorded in current earnings. The Company uses quoted market prices from published sources or brokers to value these contracts. The notional purchase and notional sales amounts of these foreign currency contracts at March 31, 2006 were $10,472. There were no foreign currency contracts outstanding at March 31, 2007. Foreign exchange losses on hedge contracts and changes in fair value of $12, $133 and $202 were recorded in the statement of operations for the years ended March 31, 2005, 2006 and 2007, respectively.

(15) Business Segment Information

The Company’s Chief Operating Decision Maker (CODM) reviews discrete financial information for the Company’s operations in the following operating segments: (i) the communications content and technology (CCT) operating segment, which includes communications and technology and media and information; and (ii) the banking financial services and insurance (BFSI) operating segment. The CODM reviews historical forecast, summary and detailed revenue and margin information to monitor the operating performance and assess overall profitability of the Company. Discrete financial information is not available or reviewed by the CODM for any of the industries contained within these operating segments. The Company aggregates the two operating segments into a single reportable segment, information technology services.

Geographic information:

Total revenues are attributed to geographic areas based on location of the customer. Geographic information is summarized as follows:

	Year ended March 31,
	2005	2006	2007

Customer revenues:
United States	$58,540	$66,020	$92,356
India	32	288	417
United Kingdom	1,912	10,627	31,887

Consolidated revenue	$60,484	$76,935	$124,660

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

	March 31,
	2006	2007

Long-lived assets, net of accumulated depreciation:
United States	$1,090	$1,371
India	2,703	3,848
Sri Lanka	1,005	2,281
United Kingdom	12	41

Consolidated long-lived assets, net	$4,810	$7,541

(16) Subsequent Events

In May 2007, the Parliament of India enacted the Finance Act, 2007, which, among other things, imposes a fringe benefit tax at the applicable Indian tax rate (currently 34.0%) on certain stock compensation and equity awards paid or issued to team members of Virtusa (India) Private Limited (Virtusa India). Specifically, the fringe benefit tax, which is payable upon the exercise of such equity awards, is based on the difference between the exercise price of the equity award and the fair market value of the equity award upon vesting. Because our potential tax liability is dependent on the fair market value of our common stock at the time of vesting of such equity awards, which could span over the next several years, and whether the equity awards are ultimately exercised, it is difficult to accurately forecast and could represent a significant liability and expense to us.

The Company’s board of directors and its stockholders approved the Company’s 2007 Stock Option and Incentive Plan, or 2007 Option Plan in May 2007. The 2007 Option Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. The Company reserved 830,670 shares of its common stock for the issuance of awards under the 2007 Option Plan. The 2007 Option Plan provides that the number of shares reserved and available for issuance under the plan will be automatically increased each April 1, beginning in 2008, by 2.9% of the outstanding number of shares of common stock on the immediately preceding March 31 or such lower number of shares of common stock as determined by the board of directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. In addition, available shares under the Company’s 2000 Stock Option and Incentive Plan and 2005 Stock Appreciation Rights Plan, including as a result of the forfeiture, expiration, cancellation, termination or net issuances of awards, are automatically made available for issuance under the 2007 Option Plan. As of the date of this filing, no awards had been granted under the 2007 Option Plan.

For strategic business reasons, on May 17, 2007, Virtusa’s Sri Lankan subsidiary, Virtusa (Private) Limited, entered into a non-cancelable, 63 month operating lease for 78,175 square feet of additional office space. In addition to the scheduled monthly lease payments, under the terms of the lease the subsidiary will be responsible for paying all occupancy-related costs including the cost of insurance, electricity, water, cleaning, maintenance and all applicable taxes.

Virtusa Corporation and subsidiaries
Notes to consolidated financial statements (continued)

Future minimum operating lease payments under the lease will be:

Year ending March 31:
2008	$401
2009	801
2010	845
2011	889
2012	938
Thereafter	494

Total	$4,368

In April 2007, the Government of India formally notified the Company that its 6.3 acre parcel of leased land in Hyderabad, India was officially approved for SEZ status. Additionally, in May 2007, the Company received notification from the Government of India that it had been officially approved to be a co-developer of the same SEZ parcel on which it plans to build a campus.

On July 2, 2007, Virtusa India entered into the Agreement for Civil & Structural Works (the Agreement) with a construction company to build-out approximately 403,000 square feet of space on the Company’s 6.3 acre campus in Hyderabad, India, of which approximately 340,000 square feet will be office space and approximately 63,000 square feet will be covered parking. Pursuant to the Agreement, the construction is planned in phases, with total payments of approximately $7,500, payable upon achievement of milestones over the term of the project which is scheduled to be completed by August 31, 2008. Virtusa India may terminate the agreement at any time on seven days prior written notice to the contractor; provided, however, that Virtusa India shall be liable for all outstanding fees and expenses properly invoiced to it prior to and up to the date of termination.

On July 16, 2007, the board of directors of the Company approved a one-for-3.13 reverse stock split of the Company’s common stock. The Company’s stockholders approved the reverse split on July 17, 2007 and the Company effected the reverse split on July 18, 2007. All share data in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse split.

On July 16, 2007, the board of directors and the stockholders of the Company approved an amendment to the Company’s Sixth Amended and Restated Certificate of Incorporation which reduced from $325,000 to $280,000 the pre-money valuation of the Company required to cause an automatic conversion of outstanding preferred stock into shares of common stock of the Company upon certain conditions. Under the Company’s Sixth Amended and Restated Certificate of Incorporation the conversion of all outstanding preferred stock would be immediately effective upon the closing of an initial public offering in which the aggregate proceeds raised from the offering exceed $25,000 and the pre-money valuation for the Company is at least $280,000 (a Qualified Public Offering). The Qualified Public Offering must occur on or prior to November 15, 2007 or the pre-money valuation requirement that constitutes a Qualified Public Offering will increase to $325,000.

Virtusa

Conceive. Transform. Optimize.

Virtusa

2000

Virtusa

UNITED STATES UNITED KINGDOM INDIA SRI LANKA

4,400,000 shares

Common stock

Prospectus

JPMorgan
Bear, Stearns & Co. Inc.
Cowen and Company
William Blair & Company

August 2, 2007

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. We are offering to sell and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in any jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until August 27, 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.